Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ON-X LIFE TECHNOLOGIES HOLDINGS, INC.,

CRYOLIFE, INC.,

CAST ACQUISITION CORPORATION,

FORTIS ADVISORS LLC,

solely in its capacity as the Stockholders’ Representative

and

EACH OF THE HOLDERS

Dated as of December 22, 2015

Page

Article I DEFINITIONS		2
1.1	Definitions	2
Article II MERGER		21
2.1	Merger	21
2.2	Closing	22
2.3	Effective Time	24
2.4	Effects of the Merger	24
2.5	Certificate of Incorporation and Bylaws	24
2.6	Directors and Officers	24
2.7	Conversion of Shares and Options	24
2.8	Dissenting Shares	26
2.9	Payment of Merger Consideration	27
2.10	Adjustment of Purchase Price	32
2.11	Certain Adjustments	35
2.12	Maximum Obligation	35
Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		36
3.1	Organization, Standing and Power	36
3.2	Capital Stock	36
3.3	Subsidiaries	38
3.4	Authority	38
3.5	No Conflict; Consents and Approvals	39
3.6	Financial Statements	40
3.7	No Undisclosed Liabilities	41
3.8	Information Statements	42
3.9	Absence of Certain Changes or Events	42
3.10	Litigation	42
3.11	Compliance with Laws and Permits	43
3.12	Benefit Plans	46
3.13	Labor and Employment Matters	49
3.14	Environmental Matters	50
3.15	Taxes	51
3.16	Contracts	53
3.17	Insurance	56
3.18	Properties	56
3.19	Intellectual Property	57
3.20	Products	61
3.21	Accounts Receivable	61
3.22	Inventories	61

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(Continued)

Page

3.23	Related Party Transactions	61
3.24	Brokers	62
3.25	Exclusivity of Representations and Warranties	62
Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		62
4.1	Organization, Standing and Power	62
4.2	Authority	62
4.3	No Conflict; Consents and Approvals	63
4.4	Capitalization	63
4.5	Financing	64
4.6	Vote/Approval Required	64
4.7	SEC Reports	65
4.8	Absence of Certain Changes or Events	66
4.9	Compliance with Laws and Permits	66
4.10	Intellectual Property	66
4.11	Taxes	66
4.12	Brokers	67
4.13	Issuance of Parent Common Stock	67
4.14	Private Placement	67
4.15	Registration Rights	67
4.16	Listing Requirements	67
4.17	Accountants; No Disagreements with Accountants	68
4.18	Application of Takeover Protections	68
4.19	Operations of Merger Sub	68
4.20	Information Statements	68
4.21	Exclusivity of Representations and Warranties	68
Article V COVENANTS		68
5.1	Access to Information and Facilities	69
5.2	Preservation of Company Business	69
5.3	Preservation of Parent Business	73
5.4	Exclusivity	74
5.5	Efforts; Consents; Updated Financial Statements	74
5.6	Section 280G	75
5.7	Confidentiality; Public Announcements	76
5.8	Indemnification of Directors and Officers	76
5.9	Information Statements and Appraisal Notice	77
5.10	Financing	77
5.11	Financing Assistance	78
5.12	Certain Employment and Benefits Matters	80
5.13	Merger Consideration Table	82

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(Continued)

Page

5.14	Tax Matters	82
5.15	Release and Waiver	84
Article VI CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB		85
6.1	Accuracy of Warranties	85
6.2	Compliance with Agreements and Covenants	86
6.3	No Prohibition	86
6.4	Company Stockholder Approval	86
6.5	Dissenting Shares	86
6.6	Listing Approval	86
6.7	Release of Certain Liens	86
6.8	Transaction Costs Payoff Letters	87
6.9	Amendment of Certificate of Incorporation	87
6.10	Closing Deliveries	87
6.11	Joinder Agreements and Option Cancellation Agreements	87
6.12	Absence of Litigation	87
6.13	Company Material Adverse Effect	87
6.14	Termination of Company 401(k) Plan	87
Article VII CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY		87
7.1	Accuracy of Warranties	88
7.2	Compliance with Agreements and Covenants	88
7.3	No Prohibition	88
7.4	Listing Approval	88
7.5	Closing Deliveries	88
7.6	Parent Material Adverse Effect	88
Article VIII TERMINATION		88
8.1	Termination	88
8.2	Expenses	90
8.3	Effect of Termination	90
8.4	Specific Performance	90
Article IX INDEMNIFICATION		90
9.1	Indemnification by the Holders	90
9.2	Indemnification by the Parent	92
9.3	Procedural Provisions Regarding Indemnification	92
9.4	Limitations on Liability	97
9.5	Materiality Disregarded	99
9.6	Exclusive Remedy	100
9.7	Tax Treatment of Indemnity Payments	100

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(Continued)

Page

Article X MISCELLANEOUS		100
10.1	Survival	100
10.2	Amendment	101
10.3	Notices	101
10.4	Waivers	103
10.5	Counterparts	103
10.6	Interpretation	103
10.7	APPLICABLE LAWS	104
10.8	Binding Agreement	104
10.9	Assignment	104
10.10	Third Party Beneficiaries	105
10.11	No Recourse; Certain Limitations on Remedies	105
10.12	Stockholders’ Representative	106
10.13	Further Assurances	110
10.14	Entire Understanding	110
10.15	JURISDICTION OF DISPUTES	110
10.16	WAIVER OF JURY TRIAL	111
10.17	Disclosure Letters	111
10.18	Severability	112
10.19	Construction	112
10.20	Attorney‑Client Privilege	112

Exhibits

Exhibit A	Form of Stockholders Written Consent
Exhibit B	Form of Escrow Agreement
Exhibit C-1	Form of Joinder Agreement (Pre-Closing)
Exhibit C-2	Form of Joinder Agreement (Post-Closing)
Exhibit D	Form of Letter of Transmittal
Exhibit E	Form of Merger Consideration Table
Exhibit F	Form of Option Cancellation Agreement
Exhibit G	Form of Lockup Agreement
Exhibit H	Form of Registration Rights Agreement
Exhibit I	Form of Press Release
Exhibit J	Form of Amendment to Certificate of Incorporation

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of December 22, 2015, by and among ON-X LIFE TECHNOLOGIES HOLDINGS, INC., a Delaware corporation (“Company”), CRYOLIFE, INC., a Florida corporation (“Parent”), CAST ACQUISITION CORPORATION, a Delaware corporation (“Merger Sub”), Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the representative of the Holders (the “Stockholders’ Representative”), and each of the Holders that become a party hereto via the execution of a Joinder Agreement or an Option Cancellation Agreement.  Certain capitalized terms used herein are defined in Article I.

W I T N E S S E T H:

WHEREAS, the board of directors of Parent has approved the acquisition of the Company by Parent, by means of a merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (as such, the “Surviving Company”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective boards of directors of the Company and Merger Sub have approved and declared advisable the Merger upon the terms and subject to the conditions of this Agreement and the DGCL, and the respective boards of directors of the Company and Merger Sub have approved and adopted this Agreement and the transactions contemplated in this Agreement, including the Merger;

WHEREAS, the respective boards of directors of the Company and Merger Sub have determined that the Merger is fair to and in the interests of their respective stockholders;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company shall deliver to Parent a written consent executed and delivered to the Company by the Significant Stockholders (the “Significant Stockholders Written Consent”) in substantially the form attached hereto as Exhibit A who have the authority to vote the shares indicated in such consent, which shares represent at least the minimum number of shares of the Company Capital Stock required to obtain the Company Stockholder Approval through an action by written consent under the Certificate of Incorporation and the DGCL;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, Parent, the Stockholders’ Representative and the Escrow Agent shall, at the Closing, enter into an escrow agreement in substantially the form attached hereto as Exhibit B (the “Escrow Agreement”), pursuant to which a portion of the Merger consideration payable to the Holders pursuant to this Agreement shall be placed in the Indemnification Escrow Account and the Adjustment Reserve as set forth below in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement and as a condition to receiving any portion of the Merger consideration pursuant to this Agreement or, as applicable, any portion of the Transaction Bonus Pool:  (i) each Significant Stockholder with respect to the Company Capital Stock held by such Significant Stockholder shall enter into a Joinder Agreement, (ii) each participant in the Transaction Bonus Pool with respect to the portion of the his or her portion of the Transaction Bonus Pool Amount shall enter into a Joinder Agreement, and (iii) each Significant Option Holder with respect to the Options held by such Significant Option Holder, other than Underwater Options, shall enter into an Option Cancellation Agreement, which Joinder Agreements and Option Cancellation Agreements, as applicable, provide for, among other things, (A) the joinder of such Holder as a party to this Agreement as a “Holder” hereunder, (B) the confirmation of the reduction of the Escrowed Amounts from the Merger consideration and Transaction Bonus Pool payable to such Holder pursuant to the establishment of the Escrow Accounts and subject to the terms of the Escrow Agreement, (C) the requirement that a Holder, with respect to Company Capital Stock held by such Holder, must deliver a Letter of Transmittal as a condition to receiving payment of Merger consideration, (D) the release of claims pursuant to Section 5.15, (E) the imposition of indemnification obligations with respect to the Escrowed Amounts and potentially in excess of the Escrowed Amounts, (F) the appointment of the Stockholders’ Representative pursuant to the terms of Section 10.12, and (G) the Holders of shares of Preferred Stock that are Accredited Investors making certain representations and warranties to Parent as a condition to such Holders’ receipt of a portion of the Aggregate Accredited Equity Merger Consideration; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, agreements and warranties herein contained, the parties to this Agreement agree as follows:

Article I
DEFINITIONS

1.1Definitions.  The following terms shall have the following meanings for the purposes of this Agreement:

“2013 Confidentiality Agreement” shall mean that certain confidentiality agreement, dated as of November 26, 2013, between the Company and Parent relating to the transactions contemplated hereby, as subsequently amended by the parties thereto on April 10, 2015 and on the date hereof upon the effectiveness of this Agreement.

“510(k)s” shall have the meaning set forth in Section 3.11(c).

“ACA” shall mean, collectively, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, and the applicable regulatory and other governmental agency guidance issued thereunder.”

“ACA employer mandate” shall have the meaning set forth in Section 3.12(i).

“Accredited Investor” shall have the meaning set forth in Section 2.9(c)(i).

“Accredited Investor Questionnaires” shall have the meaning set forth in Section 2.9(c)(i).

“Accredited Investor Shares” shall mean the aggregate number of shares of Preferred Stock that are held by the Accredited Investors.

“Acquisition Engagement” shall have the meaning set forth in Section 10.20(a).

“Adjustment Reserve” shall mean an amount equal to $500,000.

“Adjustment Reserve Account” shall mean the account into which the Adjustment Reserve is deposited by Parent at Closing and which shall be held and administered by the Escrow Agent pursuant to the Escrow Agreement.

“Adjustments” shall have the meaning set forth in Section 2.10(b).

“Administrative Expense Amount” shall have the meaning set forth in Section 10.12(j).

“Advisory Group” shall have the meaning set forth in Section 10.12(i).

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.  For the purposes of this Agreement, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities, by contract, management control, or otherwise.  “Controlled” and “Controlling” shall be construed accordingly.

“Aggregate Accredited Cash Merger Consideration” shall mean an amount, which amount shall be set forth in the Merger Consideration Table, in cash equal to the Aggregate Cash Merger Consideration, minus the Aggregate Common Stock Merger Consideration, minus the Aggregate Non‑Accredited Merger Consideration.

“Aggregate Accredited Equity Merger Consideration” shall mean 3,703,704 shares of Parent Common Stock.

“Aggregate Cash Merger Consideration” shall mean an amount, which amount shall be set forth in the Merger Consideration Table, in cash equal to the Estimated Purchase Price, minus the Aggregate Equity Amount, minus the Aggregate Option Merger Consideration, minus the Option Proceeds.

“Aggregate Common Stock Merger Consideration” shall mean an amount, which amount shall be set forth in the Merger Consideration Table, in cash equal to the product of (a) the Per Share

Common Stock Merger Consideration,  multiplied by (b) the total number of shares of Common Stock issued and outstanding as of immediately prior to the Effective Time.

“Aggregate Equity Amount” shall mean an amount equal to $39,000,000.

“Aggregate Non‑Accredited Merger Consideration” shall mean an amount, which amount shall be set forth in the Merger Consideration Table, in cash equal to the product of the Per Share Preferred Stock Closing Amount, multiplied by the total number of shares of Preferred Stock issued and outstanding immediately prior to the Effective Time that are (a) held by Stockholders that are not Accredited Investors, or (b) otherwise Beneficially Owned by any Persons that are not Accredited Investors, provided that the same shares shall not be double counted to the extent such shares are covered by (a) and (b).

“Aggregate Option Merger Consideration” shall mean an amount, which amount shall be set forth in the Merger Consideration Table, equal to (a) the product of (i) the Per Share Common Stock Merger Consideration,  multiplied by (ii) the aggregate number of Options issued and outstanding immediately prior to the Effective Time that are not Underwater Options, minus (b) the Option Proceeds.

“Aggregate Participating Amount” shall mean an amount, which amount shall be set forth in the Merger Consideration Table, equal to the Estimated Purchase Price, minus the Aggregate Preferred Stock Liquidation Preference Amount.

“Aggregate Preferred Stock Liquidation Preference Amount” shall mean an amount, which amount shall be set forth in the Merger Consideration Table, equal to the product of the Per Share Preferred Stock Liquidation Preference Amount, multiplied by the total number of shares of Preferred Stock issued and outstanding as of immediately prior to the Effective Time.

“Agreement” shall mean this Agreement, including the Company Disclosure Letter, the Parent Disclosure Letter and the exhibits hereto, as it and they may be amended from time to time.

“Audited Annual Financials” shall have the meaning set forth in Section 5.11.

“Basket” shall have the meaning set forth in Section 9.4(a).

“Beneficial Owner” means any Person who is the beneficial owner (within the meaning of Rule 13d‑3 under the Securities Exchange Act) of Company Capital Stock.

“Benefit Plans” shall have the meaning set forth in Section 3.12(a).

“Bribery Laws” shall mean the FCPA and other similar anti-corruption laws applicable in the countries in which the Company (and its Subsidiaries) or Parent (and its Subsidiaries), as applicable, is doing business on the Closing Date.

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which banking institutions in the State of New York are authorized or required by law or other action of a Governmental Authority to close.

“Canceled Shares” shall have the meaning set forth in Section 2.7(d).

“Cash on Hand” shall mean, as of any date, all cash and cash equivalents held in the Company’s and its Subsidiaries’ bank accounts, but excluding any Restricted Cash.

“Certificate” shall mean a stock certificate which, immediately prior to the Effective Time, represents shares of Company Capital Stock.

“Certificate of Incorporation” shall mean the certificate of incorporation of the Company, as amended from time to time.

“Certificate of Merger” shall have the meaning set forth in Section 2.3.

“Closing” shall mean the consummation of the transactions contemplated herein.

“Closing Date” shall have the meaning set forth in Section 2.2(a).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Collar Amount” shall mean $1,965,000.

“Common Stock” shall have the meaning set forth in Section 3.2(a).

“Common Stockholder” shall mean a holder of Common Stock.

“Company” shall have the meaning set forth in the Preamble.

“Company 401(k) Plan” shall have the meaning set forth in Section 5.12(e).

“Company Annual Financial Statements” shall have the meaning set forth in Section 3.6(a).

“Company Capital Stock” shall mean the Common Stock and the Preferred Stock.

“Company Copyrights” shall have the meaning set forth in Section 3.19(b).

“Company Disclosure Letter” shall have the meaning set forth in the introductory language to Article III.

“Company Employees” shall have the meaning set forth in Section 5.12(a).

“Company Engagements” shall have the meaning set forth in Section 10.20(a).

“Company Financial Statements” shall have the meaning in Section 3.6(a).

“Company Fundamental Representations” shall have the meaning set forth in Section 10.1.

“Company Interim Financial Statements” shall have the meaning set forth in Section 3.6(a).

“Company IP” shall have the meaning set forth in Section 3.19(b) .

“Company Leased Real Property” shall mean real property, including any buildings, structures, facilities, fixtures, and improvements thereon, which the Company or any of its Subsidiaries, as of the date of this Agreement, leases, subleases or occupies as tenant, subtenant or occupant pursuant to any Company Lease.

“Company Leases” shall mean leases, subleases or other occupancy agreements (together with any and all amendments and modifications thereto and any guarantees thereof) binding on the Company or any of its Subsidiaries.

“Company Marks” shall have the meaning set forth in Section 3.19(b).

“Company Material Adverse Effect” shall mean any change, event, fact, effect or occurrence that has, or would reasonably be expected to have, a material adverse effect on the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole; provided,  however, that in determining whether there has been a Company Material Adverse Effect, any change, event, fact, effect or occurrence attributable to, arising out of, or resulting from any of the following shall be disregarded:  (a) general political, economic, business, industry, credit, financial or capital market conditions in the United States or internationally, including conditions affecting generally the principal industries in which the Company and its Subsidiaries operate, (b) pandemics, earthquakes, tornados, hurricanes, floods and acts of God, (c) acts of war (whether declared or not declared), sabotage, terrorism, military actions or the escalation thereof, (d) any change in applicable Laws or GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date hereof, (e) any failure, in and of itself, to meet estimates or projections of financial performance (but excluding any underlying change, event, fact, effect or occurrence giving rise, in whole or in part, to such failure), and (f) the announcement, in and of itself, of this Agreement and the transactions contemplated hereby;  provided,  further, that the changes, events, facts, effects or occurrences described in clauses (a)‑(d) may be taken into account in determining whether there has been, could or would be a Company Material Adverse Effect to the extent such changes, events, facts, effects or occurrences negatively and disproportionately adversely affect the Company and its Subsidiaries, taken as whole, in relation to other Persons in the principal industries of the Company and its Subsidiaries.

“Company Parties” shall have the meaning set forth in Section 10.20(a).

“Company Party Counsel” shall have the meaning set forth in Section 10.20(a).

“Company Patents” shall have the meaning set forth in Section 3.19(b) .

“Company-Related Fraud” shall mean fraud by the Company or by any of the Company’s Subsidiaries (or by any agent, employee, officer or director of the Company or any of its Subsidiaries at the time of such fraud) with respect to omissions or misstatements, representations and warranties, misrepresentations or conduct.

“Company Stock Awards” shall have the meaning set forth in Section 3.2(c).

“Company Stockholder Approval” shall have the meaning set forth in Section 3.4(a).

“Competing Transaction” shall have the meaning set forth in Section 5.4.

“Confidentiality Agreements” shall mean the 2013 Confidentiality Agreement and the Nondisclosure Agreement.

“Contamination” shall mean the presence of Hazardous Substances in, on or under the soil, groundwater, surface water, air or other environmental media to an extent that any Response Action is legally required by any Governmental Authority under any Environmental Law with respect to such presence of Hazardous Substances.

“Contract” shall have the meaning set forth in Section 3.5(a).

“Copyrights” shall have the meaning set forth in Section 3.19(a).

“Covered Persons” shall have the meaning set forth in Section 5.8(a).

“Debt Commitment Letter” shall have the meaning set forth in Section 4.5.

“DGCL” shall mean the General Corporation Law of the State of Delaware, as amended from time to time.

“Dispute Notice” shall have the meaning set forth in Section 2.10(b).

“Dissenting Shares” shall have the meaning set forth in Section 2.8.

“Effective Time” shall have the meaning set forth in Section 2.3.

“Environmental Law” shall mean any applicable Laws or common law doctrine pertaining to the protection of the environment, or to the extent relating to exposure to Hazardous Substances, the protection of public health.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under any applicable Environmental Law.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” shall mean, with respect to the Company or any Subsidiary thereof, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under Section 414 of the Code.

“ERISA Affiliate Plan” shall have the meaning set forth in Section 3.12(c).

“Escrow Accounts” shall mean the Indemnification Escrow Account, the Expense Fund and the Adjustment Reserve Account.

“Escrow Agent” shall mean U.S. Bank National Association.

“Escrow Agreement”  shall have the meaning set forth in the Recitals.

“Escrow Amount” shall mean an amount in cash equal to $10,000,000.

“Escrowed Amounts” shall mean the sum of (a) the Escrow Amount, plus (b) the Adjustment Reserve. All parties hereto agree for all Tax purposes that: (i) Parent shall be treated as the owner of the Escrow Amount and the Adjustment Reserve, and all interest and earnings earned from the investment and reinvestment of the Escrow Amount and the Adjustment Reserve, or any portion thereof, shall be allocable to Parent pursuant to Section 468B(g) of the Code and Proposed Treasury Regulation Section 1.468B-8, (ii) if and to the extent any portion of the Escrow Amount and the Adjustment Reserve is actually distributed to the Holders, interest may be imputed on such amount, as required by Section 483 or 1274 of the Code, (iii) the Holders’ right to the Escrow Amount and the Adjustment Reserve under this Agreement shall be treated as installment obligations for purposes of Section 453 of the Code, and (iv) in no event shall the aggregate payments to the Holders under the Escrow Amount and the Adjustment Reserve exceed $11,000,000.  Clause (iv) of the immediately preceding sentence is intended to ensure that the right of the Holders to the Escrowed Amounts and any interest and earnings earned thereon is not treated as a contingent payment without a stated maximum selling price under Section 453 of the Code and the Treasury Regulations promulgated thereunder. No party hereto shall take any action or filing position inconsistent with the foregoing.

“Estimated Price Deduction” shall mean the result (which may be a negative number) of (a) the Cash on Hand of the Company, minus (b) unpaid Transaction Costs minus (c) the Indebtedness of the Company and its Subsidiaries, in each case, as specified in the Company’s statement pursuant to Section 2.10(a).

“Estimated Purchase Price” shall mean the Purchase Price, plus the Estimated Price Deduction (for clarification purposes only, if the Estimated Price Deduction is a negative number, then by adding a negative number, the Estimated Purchase Price is reduced),  minus the Administrative Expense Amount, plus the Option Proceeds.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 2.9(a).

“Exchange Fund” shall have the meaning set forth in Section 2.9(a).

“Expense Fund” shall have the meaning set forth in Section 10.12(j).

“FCPA” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“FDA” shall mean the United States Food and Drug Administration.

“FDA Laws” shall have the meaning set forth in Section 3.11(b).

“Final Adjustment” shall have the meaning set forth in Section 2.10(b).

“Final Price Deduction” shall mean the result (which may be a negative number) of (a) the Cash on Hand of the Company, minus (b) unpaid Transaction Costs minus (c) the Indebtedness of the Company and its Subsidiaries, in each case, as finally determined pursuant to the True Up Calculations pursuant to Section 2.10(b).

“Final Working Capital” shall have the meaning set forth in Section 2.10(b).

“Financing” shall have the meaning set forth in Section 5.11.

“Financing Agreements” shall have the meaning set forth in Section 5.10.

“Financing Group” shall have the meaning set forth in Section 10.11(b).

“Financing Sources” means the parties to the Debt Commitment Letter (other than Parent or any of its Affiliates), together with the parties to joinder agreements related to alternative financing from alternative parties that is obtained in accordance with this Agreement.

“Foreign Device Laws” shall have the meaning set forth in Section 3.11(b).

“Fully Diluted Outstanding Stock” shall mean, as of any date, the total number of shares of Common Stock outstanding as of such date, determined on a fully diluted, as‑if exercised basis and assuming the (a) conversion of all shares of Preferred Stock issued and outstanding as of such date into shares of Common Stock pursuant to the exercise of “Conversion Rights” by the holders thereof, as defined in Section C.4 of Article Fourth of the Certificate of Incorporation, and (b) exercise and settlement of all Options and Warrants issued and outstanding as of such date (assuming that all shares of Common Stock underlying Options and Warrants are delivered to the applicable holders and that no shares of Common Stock are withheld in payment of any applicable exercise price or tax obligations), whether or not exercised, exercisable, settled, eligible for settlement or vested; provided,  however, that (i) any Canceled Shares, (ii) any shares underlying an Underwater Option and (iii) any shares of Company Capital Stock reserved for issuance under the Company’s equity incentive plans but not subject to any outstanding option or other equity award, shall be disregarded for purposes of this definition.

“GAAP” shall mean U.S. generally accepted accounting principles, consistently applied.

“Governmental Authority” shall mean any (a) nation, region, state, commonwealth, province, territory, county, municipality, village, district or other jurisdiction of any nature, (b) agency, instrumentality, or political subdivision of a government, (c) governmental authority of any nature (including any supranational, governmental agency, branch, department, division, commission, organization, unit, or body, and any court or other tribunal), (d) governmental body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, banking, or taxing authority or power of any nature, (e) federal, state, local or foreign government or political subdivision thereof, (f) any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or (g) any instrumentality or entity designed to act for or on behalf of any of the foregoing.

“Hazardous Substance” shall mean any substance, material or waste that is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum or any petroleum‑based products or constituents, radon gas, microbiological contamination or related materials or any other substance, material, pollutant, contaminant or waste, that is defined, classified, listed or regulated under, or requires a Response Action pursuant to, any Environmental Law.

“Holder” shall mean a Person who is or was (a) a Stockholder, (b) a participant in the Transaction Bonus Pool, or (c) a holder of Options (other than Underwater Options), in each case as of immediately prior to the Effective Time (other than a holder of solely shares of Company Capital Stock which constitute and remain Dissenting Shares).

“HSR Act” shall mean the Hart‑Scott‑Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indebtedness” shall mean, with respect to any Person, without duplication, as of the date of determination (a) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earn‑out, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such Person incurred in the ordinary course of business consistent with past practice), (d) all lease obligations of such Person required in accordance with GAAP to be capitalized on the books and records of such Person, (e) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby have been assumed, (f) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement, (g) the face value of all undrawn letters of credit or performance bonds issued for the account of such Person, and (h) all guarantees and keepwell arrangements of such Person of any Indebtedness of any other Person of the types described in clauses (a) through (g).

“Indemnification Escrow Account” shall mean the account into which the Escrow Amount is deposited by Parent at Closing and which shall be held and administered by the Escrow Agent pursuant to the Escrow Agreement.

“Indemnified Party” shall have the meaning set forth in Section 9.3.

“Indemnifying Party” shall have the meaning set forth in Section 9.3.

“Independent Accountant” shall have the meaning set forth in Section 2.10(b).

“Information Statements” shall have the meaning set forth in Section 3.8.

“Intellectual Property” shall have the meaning set forth in Section 3.19(a).

“Interim Period” shall have the meaning set forth in Section 5.1.

“IRS” shall mean the United States Internal Revenue Service.

“Joinder Agreement” shall mean a joinder agreement in the form attached hereto as Exhibit C-1 (with respect to the Significant Stockholders, participants in the Transaction Bonus Plan, Accredited Investors and any other Holder that enters into the Joinder Agreement prior to the Closing) or Exhibit C-2 (with respect to any Holder that enters into the Joinder Agreement following the Closing), whereby a Holder signing such joinder agreement, among other things, as a condition to a Holder of Company Capital Stock’s right to receive the applicable portion of the Merger consideration as described in Section 2.9 and, if applicable, to such Holder’s right to receive the applicable portion of the Transaction Bonus Pool Amount, agrees to (a) the joinder of such Holder as a party to this Agreement as a “Holder” hereunder, (b) the confirmation of the reduction of the Escrowed Amounts from the Merger consideration payable to such Holder pursuant to the establishment of the Escrow Accounts and subject to the terms of the Escrow Agreement, (c) the requirement that such Holder, with respect to Company Capital Stock held by such Holder, must deliver a Letter of Transmittal as a condition to receiving payment of Merger consideration, (d) the release of claims pursuant to Section 5.15, (e) the imposition of indemnification obligations with respect to the Escrowed Amounts and potentially in excess of the Escrowed Amounts, and (f) the appointment of the Stockholders’ Representative pursuant to the terms of Section 10.12.

“Knowledge of Parent” shall mean the actual knowledge of the individuals set forth on Section 1.1(a) of the Parent Disclosure Letter, after reasonable inquiry of the individuals employed by the Parent and its Subsidiaries charged with administrative or operational responsibility for such matters for the Parent and its Subsidiaries.

“Knowledge of the Company” shall mean the actual knowledge of the individuals set forth on Section 1.1(a) of the Company Disclosure Letter, after reasonable inquiry of the individuals employed by the Company and its Subsidiaries charged with administrative or operational responsibility for such matters for the Company and its Subsidiaries.

“Latest Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries, dated as of September 30, 2015, a true, correct and complete copy of which has been provided to Parent prior to the date hereof.

“Laws” shall have the meaning set forth in Section 3.5(a).

“Letter of Transmittal” shall mean a letter of transmittal in the form attached hereto as Exhibit D, whereby the Stockholder signing such letter of transmittal, among other things, as a condition to a Holder of Company Capital Stock’s right to receive the applicable portion of the Merger consideration as described in Section 2.9,  surrenders such Stockholder’s shares of Company Capital Stock for delivery pursuant hereto in exchange for the right to receive such Stockholder’s portion of the Per Share Common Stock Merger Consideration or Per Share Preferred Stock Merger Consideration, as applicable.

“Liens” shall mean liens, encumbrances, mortgages, charges, claims, restrictions, options, rights of first refusal, limitations on voting, sale, transfer or other disposition or exercise of any other attribute of ownership, pledges, security interests, title defects, easements, rights‑of‑way, covenants, encroachments or other similar adverse claims of any kind with respect to a property, asset or right (contractual or otherwise).

“Litigation” shall mean any charge, complaint, claim, action, suit, arbitration, prosecution, proceeding, hearing, inquiry or investigation of any nature pending or threatened (civil, criminal, regulatory or otherwise) under any Laws or in equity.

“Losses” shall have the meaning set forth in Section 9.1.

“Lost Certificate Affidavit” shall have the meaning set forth in Section 2.9(b)(iv).

“Marks” shall have the meaning set forth in Section 3.19(a).

“Material Contracts” shall have the meaning set forth in Section 3.16(a).

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration Table” means, a table in substantially the form attached hereto as Exhibit E, that includes (a) the Aggregate Accredited Cash Merger Consideration, the Aggregate Cash Merger Consideration, the Aggregate Participating Amount, the Aggregate Common Stock Merger Consideration, the Aggregate Non‑Accredited Merger Consideration, the Aggregate Option Merger Consideration, the Aggregate Preferred Stock Liquidation Preference Amount, the Per Share Accredited Preferred Stock Merger Consideration, the Per Share Common Stock Merger Consideration, the Per Share Preferred Stock Merger Amount, the Per Share Preferred Stock Merger Consideration (both for Stockholders that are Accredited Investors and Stockholders that are not Accredited Investors) and the Per Share Preferred Stock Liquidation Preference Amount, (b) the names of each Holder and their respective addresses, as included in the books and records of the Company, and where available, taxpayer identification numbers and email addresses, (c) the number and kind of shares of Company Capital Stock held by, or subject to the Company Options held by, such Persons, (d) the amount each Holder is to be paid from the Transaction Bonus Pool, (e) each Holder’s Pro Rata Share (calculated in aggregate and with respect to Company Capital Stock and with respect to Company Options and the Transaction Bonus Pool), and (f) each Holder’s share, expressed as a dollar amount, of each of the Escrow Amount, the Adjustment Reserve and the Administrative Expense Amount.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Nondisclosure Agreement” shall mean the Nondisclosure Agreement between the Company and the Parent dated September 14, 2015.

“Notice of Claim” shall have the meaning set forth in Section 9.3(a).

“NYSE” shall mean the New York Stock Exchange.

“OFAC” shall have the meaning set forth in Section 3.11(f).

“Option Cancellation Agreement” shall mean an option cancellation agreement in the form attached hereto as Exhibit F, whereby a holder of one or more Options signing such agreement, among other things, as a condition to a Holder of an Option’s right to receive the applicable portion of the Merger consideration as described in Section 2.9, agrees (a) to consent to the cancellation of such holder’s Option(s) in exchange for the right to receive the applicable Per Option Merger Consideration, subject to and reduced by the Escrowed Amounts being withheld and paid or applied at a later time in accordance with the terms of this Agreement and the Escrow Agreement and, if applicable, reduced by the indemnification obligations in Article IX, (b) the joinder of such Holder as a party to this Agreement as a “Holder” hereunder, (c) the confirmation of the reduction of the Escrowed Amounts from the Merger consideration payable to such Holder pursuant to the establishment of the Escrow Accounts and subject to the terms of the Escrow Agreement, (d) the release of claims pursuant to Section 5.15, (e) the imposition of indemnification obligations with respect to the Escrowed Amounts and potentially in excess of the Escrowed Amounts, and (f) the appointment of the Stockholders’ Representative pursuant to the terms of Section 10.12.

“Option Proceeds” shall mean the aggregate exercise price that would be payable to the Company upon exercise of all Options that are outstanding immediately prior to the Effective Time (assuming that an amount in cash equal to the full exercise price of each Option were delivered to the Company, regardless of whether the Option requires payment of an exercise price), which amount shall be set forth in the Merger Consideration Table;  provided,  however, that any Underwater Option shall be disregarded for purposes of this definition.

“Options” shall mean the outstanding options to purchase shares of Common Stock granted under a Benefit Plan.

“Order” shall mean any award, judgment, injunction, determination, consent, ruling, decree or order (whether temporary, preliminary or permanent) issued, adopted, granted, awarded or entered by any Governmental Authority or private arbitrator of competent jurisdiction.

“Organizational Documents” shall mean the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments, restatements and supplements thereto.

“Owned Real Property” shall mean all real property owned in fee simple by the Company or any of its Subsidiaries as of the date of this Agreement.

“Parent” shall have the meaning set forth in the Preamble.

“Parent 401(k) Plan” shall have the meaning set forth in Section 5.12(e).

“Parent Common Stock” shall mean the common stock of Parent.

“Parent Disclosure Letter” shall have the meaning set forth in the introductory language to Article IV.

“Parent Indemnitees” shall have the meaning set forth in Section 9.1.

“Parent Leased Real Property” shall mean real property, including any buildings, structures, facilities, fixtures, and improvements thereon, which the Parent or any of its Subsidiaries, as of the date of this Agreement, leases, subleases or occupies as tenant, subtenant or occupant pursuant to any Parent Lease.

“Parent Leases” shall mean leases, subleases or other occupancy agreements (together with any and all amendments and modifications thereto and any guarantees thereof) binding on the Parent or any of its Subsidiaries.

“Parent Material Adverse Effect” shall mean any change, event, fact, effect or occurrence that has, or would reasonably be expected to have, a material adverse effect on the financial condition, business, assets or results of operations of Parent and its Subsidiaries, taken as a whole; provided,  however, that in determining whether there has been a Parent Material Adverse Effect, any change, event, fact, effect or occurrence attributable to, arising out of, or resulting from any of the following shall be disregarded:  (a) general political, economic, business, industry, credit, financial or capital market conditions in the United States or internationally, including conditions affecting generally the principal industries in which Parent and its Subsidiaries operate, (b) pandemics, earthquakes, tornados, hurricanes, floods and acts of God, (c) acts of war (whether declared or not declared), sabotage, terrorism, military actions or the escalation thereof, (d) any change in applicable Laws or GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date hereof, (e) any failure, in and of itself, to meet estimates or projections of financial performance (but excluding any underlying change, event, fact, effect or occurrence giving rise, in whole or in part, to such failure), and (f) the announcement, in and of itself, of this Agreement and the transactions contemplated hereby; provided,  further, that the changes, events, facts, effects or occurrences described in clauses (a)‑(d) may be taken into account in determining whether there has been, could or would be a Parent Material Adverse Effect to the extent such changes, events, facts, effects or occurrences negatively and disproportionately adversely affect

Parent and its Subsidiaries, taken as whole, in relation to other Persons in the principal industries of Parent and its Subsidiaries.

“Parent Permits” shall have the meaning set forth in Section 4.9.

“Parent SEC Documents” shall have the meaning set forth in Section 4.7(a).

“Parent-Related Fraud” shall mean fraud by Parent or by any of Parent’s Subsidiaries (or by any agent, employee, officer or director of Parent or any of its Subsidiaries at the time of such fraud) with respect to omissions or misstatements, representations and warranties, misrepresentations or conduct; provided, however, that in no event shall the Company or Surviving Company be considered a Subsidiary of Parent for purposes of this definition.

“Patents” shall have the meaning set forth in Section 3.19(a).

“PBGC” shall have the meaning set forth in Section 3.12(c).

“Per Option Merger Consideration” shall mean with respect to each Option that is not an Underwater Option, an amount in cash equal to the Per Share Common Stock Merger Consideration, minus the per share exercise price of such Option. For the avoidance of doubt, the Per Option Merger Consideration for any Underwater Option shall be zero.

“Per Share Accredited Preferred Stock Merger Consideration” shall mean (a) an amount in cash equal to the quotient of (i) the Aggregate Accredited Cash Merger Consideration, divided by (ii) the Accredited Investor Shares, and (b) a number of shares of Parent Common Stock equal to the quotient of (i) the Aggregate Accredited Equity Merger Consideration divided by (ii) the Accredited Investor Shares.  Such amounts shall be set forth in the Merger Consideration Table.

“Per Share Common Stock Merger Consideration” shall mean an amount, which amount shall be set forth in the Merger Consideration Table, in cash equal to the quotient of (a) the Aggregate Participating Amount, divided by (b) the Fully Diluted Outstanding Stock immediately prior to the Effective Time.

“Per Share Preferred Stock Liquidation Preference Amount” shall mean an amount, which amount shall be set forth in the Merger Consideration Table, equal to the sum of (i) $2.50 (as adjusted for stock dividends, stock splits, recapitalizations, and the like) and (ii) an amount equal to the product of (A) 0.06 and (B) the quotient of (i) the number of days that such share of Preferred Stock has been outstanding and (ii) 365, for such share of Preferred Stock, which amount is set forth in the Merger Consideration Table.

“Per Share Preferred Stock Merger Amount” shall mean an amount, which amount shall be set forth in the Merger Consideration Table, equal to the sum of (a) the Per Share Preferred Stock Liquidation Preference Amount, plus (b) the product of the Per Share Common Stock Merger Consideration,  multiplied by 1.140977.

“Per Share Preferred Stock Merger Consideration” shall mean, with respect to each share of Preferred Stock issued and outstanding immediately prior to the Effective Time that is:

(a)  (i) held by a Stockholder that is not an Accredited Investor, or (ii) otherwise Beneficially Owned by any Person that is not an Accredited Investor, an amount of cash equal to the Per Share Preferred Stock Merger Amount, provided that the same share of Preferred Stock shall not be double counted to the extent such share is covered by both clauses (i) and (ii); or

(b)  (i) held by a Stockholder that is an Accredited Investor, or (ii) otherwise Beneficially Owned by any Person that is an Accredited Investor, the Per Share Accredited Preferred Stock Merger Consideration, provided that the same share shall not be double counted to the extent such share is covered by both clauses (i) and (ii).

“Permits” shall have the meaning set forth in Section 3.11(a).

“Permitted Liens” shall mean (a) Liens for Taxes, assessments and governmental charges or levies not yet delinquent or that are being contested in good faith through appropriate proceedings and for which adequate reserves are reflected on the Latest Company Balance Sheet (or in the case of Parent, the latest balance sheet included in the Parent SEC Documents), in accordance with GAAP, (b) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens, any statutory Liens arising in the ordinary course of business by operation of applicable Laws with respect to a liability that is not yet delinquent or being contested in good faith through appropriate proceedings and for which adequate reserves are reflected on the Latest Company Balance Sheet (or in the case of Parent, the latest balance sheet included in the Parent SEC Documents), in accordance with GAAP, (c) pledges or deposits to secure obligations under workers’ compensation laws, unemployment insurance, social security, retirement or similar legislation or to secure public or statutory obligations, (d) deposits to secure the performance of Company Leases, Parent Leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice, (e) all covenants, conditions, restrictions, easements, title defects and other similar matters of record affecting title to the Company Leased Real Property or the Parent Leased Property, as applicable, and which would be disclosed by an accurate survey of the Company Leased Real Property or the Parent Leased Property, as applicable, which do not and would not reasonably be expected to, individually or in the aggregate, interfere in any material respects with the present use of such Company Leased Real Property by the Company and its Subsidiaries (or the present use of the such Parent Leased Real Property by the Parent and its Subsidiaries) or the continued use thereof by the Surviving Company and its Subsidiaries, or by the Parent and its Subsidiaries, as applicable, in either case in the ordinary course of business consistent with past practice, (f) all applicable zoning, entitlement, conservation restrictions, building and similar codes and regulations and other land use regulations, none of which interferes adversely and in any material respect with the present use of, such Company Leased Real Property or such Parent Leased Real Property, as applicable, and (g) Liens on goods in transit incurred pursuant to documentary letters of credit.

“Person” shall mean an individual, corporation, partnership, joint venture, trust, association, estate, joint stock company, limited liability company, Governmental Authority or any other organization or entity of any kind.

“PMAs” shall have the meaning set forth in Section 3.11(c).

“Post-Closing Tax Period” means any taxable period beginning immediately after the Closing Date, and, with respect to any taxable period beginning before and ending after the Closing, means the portion of such taxable period commencing immediately after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period.

“Preferred Stock” shall have the meaning set forth in Section 3.2(a).

“Preferred Stockholder” shall mean a holder of Preferred Stock.

“Pro Rata Share”  shall mean,  (1) with respect to any payments or calculations made to, from or with respect to the Administrative Expense Fund, the Indemnification Escrow Account and the Adjustment Reserve (including any positive purchase price adjustments pursuant to Section 2.10), a fraction, expressed as a percentage equal to (a) the sum of (i) a value equal to (x) the total number of shares of Common Stock held by such Holder as of immediately prior to the Effective Time (on an as-converted basis, assuming all shares of Preferred Stock held thereby as of immediately prior to the Effective Time were converted at such time into shares of Common Stock pursuant to the exercise of “Conversion Rights”, as defined in Section C.4 of Article Fourth of the Certificate of Incorporation) multiplied by (y) the Per Share Common Stock Merger Consideration, plus (ii) a value equal to (x) the total number of shares of Common Stock subject to the exercise of Options that are held by such Holder as of immediately prior to the Effective Time multiplied by (y) the Per Share Common Stock Merger Consideration;  provided,  however, that any Underwater Option shall be disregarded for purposes of this definition, plus (iii) a value equal to the total amount payable to such Holder from the Transaction Bonus Pool Amount, divided by (b) the sum of (i), (ii) and (iii) of clause 1(a) of this definition for all Holders, and (2) (a) if necessary to fully fund the Expense Fund, the Adjustment Reserve and the Indemnification Escrow Account (to the extent of the shortfall in the applicable amount after using the methodology in clause 1(a) of this definition), and (b)  with respect to any calculations of amounts payable to or by a Holder which are not limited to the Expense Fund, the Adjustment Reserve (including any positive purchase price adjustments pursuant to Section 2.10) or the Indemnification Escrow Account, the fraction expressed as a percentage, equal to the portion of the Total Proceeds payable to such Holder relative to the Total Proceeds payable to all Holders, in each case assuming all of the Total Proceeds are paid to the Holders, which percentage shall be set forth in the Merger Consideration Table next to such Holder’s name for such Holder’s share of the Expense Fund, the Adjustment Reserve, the Indemnification Escrow Account and for the purposes of clauses 2(a) and 2(b) of this definition.

“PTO” shall have the meaning set forth in Section 5.12(d).

“Purchase Price” shall mean an amount equal to $130,000,000.

“Quarterly Financials” shall have the meaning set forth in Section 5.11.

“Reference Price” shall mean $10.53.

“Registration Rights Agreement” shall have the meaning set forth in Section 2.2(b)(v).

“Registration Statement” shall have the meaning set forth in Section 2.2(b)(v).

“Related Party” shall have the meaning set forth in Section 3.23.

“Release” shall mean any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying or seeping into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the outdoor environment.

“Released Holder Claims” shall have the meaning set forth in Section 5.15.

“Representative Expenses” shall have the meaning set forth in Section 10.12(i).

“Representative Group” shall have the meaning set forth in Section 10.12(i).

“Representatives” shall have the meaning specified in Section 5.11.

“Response Action” shall mean any action taken by any Person to investigate, abate, monitor, remediate, remove, mitigate or otherwise address any violation of Environmental Law by the Company or any of its Subsidiaries, any Contamination of Company Leased Real Property or any actual or threatened Release of Hazardous Substances, including any such action that would be a “response” as defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 (25).

“Restricted Cash” means cash underlying uncleared checks, drafts and wire transfers,  in each case by the Company or any of its Subsidiaries.

“Restricted Shares” means all shares of Parent Common Stock issuable hereunder, other than shares of Parent Common Stock (a) the offer and sale of which have been registered under a registration statement pursuant to the Securities Act and sold thereunder, (b) with respect to which a sale or other disposition has been made in reliance on and in accordance with Rule 144 (or any successor provision) under the Securities Act, or (c) with respect to which the holder thereof shall have delivered to Parent either (i) an opinion of counsel in form and substance reasonably satisfactory to Parent, or (ii) a “no action” letter from the SEC, in either case to the effect that subsequent transfers of such shares of Parent Common Stock may be effected without registration under the Securities Act.

“Rule 501” means Rule 501 under Regulation D of the Securities Act.

“Runoff D&O Insurance” shall have the meaning set forth in Section 5.8(b).

“SEC” shall mean the U.S. Securities and Exchange Commission.

 “Securities Act” shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder.

“Significant Option Holders” shall mean the individuals set forth on Section 1.1(b) of the Company Disclosure Letter.

“Significant Stockholders” shall mean Paul Royalty Fund, L.P., PTV Sciences II, L.P., and the Persons set forth on Section 1.1(b) of the Company Disclosure Letter.

“Single Holder Claim” shall have the meaning set forth in Section 9.4(f).

“Standstill Agreements” shall have the meaning set forth in Section 2.2(b)(iv).

“Stockholder Indemnitees” shall have the meaning set forth in Section 9.2.

“Stockholders” shall mean, collectively, the Common Stockholders and Preferred Stockholders.

“Stockholders’ Representative” shall have the meaning set forth in the Preamble.

“Straddle Period” shall have the meaning set forth in Section 5.14(b).

“Subsidiary” shall mean any corporation, partnership, limited liability company or other Person of which another Person, either alone or together with one or more Subsidiaries (a) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person or (b) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Surviving Company” shall have the meaning set forth in the Recitals.

“Takeover Law” shall mean any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti‑takeover Laws of any jurisdiction or other applicable Laws that purport to limit or restrict business combinations or the ability to limit or restrict business combinations or the ability to acquire or to vote shares.

“Target Working Capital” means an amount equal to $13,100,000.

“Tax” shall mean all U.S. federal, state, local or foreign taxes, imposts, levies or other assessments, including any net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, estimated, employment, excise, goods and services, severance, stamp, occupation, premium, property, social security, environmental (including Section 59A of the Code), alternative or add‑on, value added, registration, occupancy, capital stock, unincorporated business, unemployment, disability, workers compensation, accumulated earnings, personal holding company, annual reports, windfall profits or other taxes, duties, charges, fees, levies or other assessments of any nature whatsoever imposed by any Governmental Authority, together with all interest, penalties or additions to tax imposed with respect thereto.

“Tax Proceeding” shall mean any audit, examination, investigation, claim, contest, dispute, litigation or other proceeding with respect to Taxes or by or against any Taxing Authority.

“Tax Returns” shall mean any report, return (including any information return), declaration, claim for refund or other document filed or required to be filed with any Taxing Authority or jurisdiction with respect to Taxes, including any attachment thereto and any amendment thereof.

“Taxing Authority” shall mean any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

“Termination Date” shall have the meaning set forth in Section 8.1(b).

“Threshold Amount” shall have the meaning set forth in Section 9.4(a)(iv).

“Third Party Claim” shall have the meaning set forth in Section 9.3(b)(i).

“Total Proceeds” shall mean the sum of amounts payable by Parent pursuant to this Agreement with respect to Company Capital Stock and Options plus the Transaction Bonus Pool Amount.

“Trade Secrets” shall have the meaning set forth in Section 3.19(a).

“Transaction Bonus Pool” shall mean the Benefit Plan identified on Section 1.1(c) of the Company Disclosure Letter.

“Transaction Bonus Pool Amount” shall mean an amount equal to the aggregate amount payable by or on behalf of the Company in connection with the Merger under the Transaction Bonus Pool.

“Transaction Costs” shall mean all attorneys’, financial advisors’, accountants’, consultants’ or brokers’ charges, fees or expenses accrued or incurred, prior to or upon the Effective Time, by the Company or the Company’s (a) Affiliates, (b) Subsidiaries or (c) equityholders and for which the Company or any of its Subsidiaries is obligated to pay, in connection with the negotiation, preparation, execution and delivery of this Agreement and the other agreements, certificates and other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby, including the Merger.  Transaction Costs shall also include (x) the items set forth on Section 1.1(d) of the Company Disclosure Letter, (y) the Transaction Bonus Pool Amount and (z) any unpaid employee bonuses (which for the avoidance of doubt shall exclude unpaid ordinary course sales commissions and related sales bonus payments pursuant to pre-existing sales compensation arrangements provided that such amounts are included as current liabilities in the definition of Working Capital).  Notwithstanding anything to the contrary in this definition of Transaction Costs, Transaction Costs shall not include the third party professional fees of KPMG, LLP and Padgett, Stratemann & Co. to the extent they arise from services rendered pursuant to the obligations pursuant to Section 5.5(c) and Section 5.5(d) (including up to $75,000 for costs incurred prior to the date hereof) to review and make any necessary revisions to the Company Financial Statements (and to any financial statements delivered pursuant to Section 5.5(c) and Section5.5(d)) that are necessary to ensure that such financial statements meet the requirements of Regulation S-X under the Exchange Act.

“Transfer Taxes” shall have the meaning set forth in Section 5.14(e).

“True Up Calculations” shall have the meaning set forth in Section 2.10(b).

“True Up Date” shall have the meaning set forth in Section 2.10(b).

“True Up Price Deduction” shall have the meaning set forth in Section 2.10(d).

“Underwater Option” shall mean any Option with an exercise price equal to or in excess of the Per Share Common Stock Merger Consideration.

“Worker Safety Laws” shall have the meaning set forth in Section 3.13(e).

“Working Capital” shall mean when measured (i) all current assets (which shall consist of accounts receivable, inventories, prepaid expenses,  and other current assets, but shall exclude (a) deferred Tax assets, (b) Cash on Hand, (c) any Affiliate receivables, (d) prepaid expenses relating to Transaction Costs of the Company and its Subsidiaries), minus (ii) all current liabilities (which shall consist of accounts payable and accrued and other current liabilities, but shall exclude (a) deferred Tax liabilities, (b) deferred revenue, (c) Indebtedness of the Company and its Subsidiaries, and (d) Transaction Costs),  in each case with respect to such current assets and current liabilities, as determined in accordance with GAAP and, to the extent consistent with GAAP, the accounting policies and methods of the Company used in the preparation of the Latest Company Balance Sheet.

“Working Capital Adjustment” shall have the meaning set forth in Section 2.10(c).

Article II
MERGER

2.1Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the terms of, and subject to the conditions set forth in, this Agreement and the DGCL. Following the

Merger, the Company shall continue as the Surviving Company and the separate corporate existence of Merger Sub shall cease.

2.2Closing.

(a)  The Closing shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 900 South Capital of Texas Highway, Las Cimas IV, Fifth Floor, Austin, Texas 78746, at 10:00 A.M. Central time on the fifth (5th)  Business Day following satisfaction or waiver of the conditions precedent set forth in Article VI (including the delivery of the Merger Consideration Table) and Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) occurs and continues,  or such other date, time and place as may be agreed by Parent and the Company.  Notwithstanding the foregoing, (i) the Closing may be conducted remotely by facsimile, e-mail or other electronic communication and (ii) unless otherwise agreed by Parent and the Company, the Closing shall not occur before January 19, 2016.  The date on which the Closing actually occurs in accordance with the immediately preceding sentence is referred to in this Agreement as the “Closing Date.”

(b)  At or prior to the Closing, the Company and, as applicable, the Stockholders’ Representative shall deliver the following to Parent:

(i)  a certificate, dated the Closing Date, of a senior executive officer of the Company certifying the matters set forth in Section 6.1,  Section 6.2,  Section 6.4,  Section 6.5,  Section 6.12 and Section 6.13;

(ii)  (A) a duly executed certificate, dated as of the Closing Date, satisfying the requirements of Treasury Regulation Section 1.1445‑2(c)(3), to the effect that no interest in the Company is a “United States real property interest” within the meaning of Section 897(c)(1) of the Code and (B) a notice of such certification to the Internal Revenue Service satisfying the requirements of Treasury Regulation Section 1.897‑2(h);

(iii)  the Escrow Agreement, duly executed by the Stockholders’ Representative;

(iv)  the Lockup Agreements, in form attached hereto as Exhibit G (the “Lockup Agreements”), duly executed by each of Paul Royalty Fund, L.P. and PTV Sciences II, L.P.;

(v)  the Registration Rights Agreement, in form attached hereto as Exhibit H (the “Registration Rights Agreement”), duly executed by each Stockholder that will receive a portion of the Aggregate Accredited Equity Merger Consideration, setting forth the obligations of Parent with respect to the filing of a registration statement on Form S‑3 for the resale of the Aggregate Accredited Equity Merger Consideration (the “Registration Statement”);

(vi)  payoff letters acceptable to Parent with respect to the repayment at the Effective Time by Parent of all Indebtedness of the Company and any of its Subsidiaries and signed by the applicable creditor and with respect to the Consent Payment;

(vii)  evidence reasonably satisfactory to Parent that the consents, waivers and/or notices set forth on Section 2.2(b)(vii) of the Company Disclosure Letter shall have been obtained or delivered (as the case may be);

(viii)  the Merger Consideration Table;

(ix)  a statement setting forth each of the matters required to be set forth pursuant to Section 2.10(a);

(x)  evidence reasonably satisfactory to Parent that the Contracts set forth in Section 2.2(b)(x) of the Company Disclosure Letter, if any, shall have been terminated;

(xi)  a certificate, validly executed by the Secretary of the Company, certifying (i) as to the adoption of resolutions of the Board whereby this Agreement, the Merger and the transactions contemplated hereunder were approved by the Board, and (ii) that this Agreement has been approved and adopted by the requisite vote of the Company's stockholders; and

(xii)  resignation letters executed and delivered by the directors and corporate officers of the Company and its Subsidiaries set forth on Section 2.2(b)(xii) of the Company Disclosure Letter.

(c)  At or prior to the Closing, Parent and Merger Sub shall deliver the following:

(i)  to the Company, a certificate, dated the Closing Date, of a senior executive officer of Parent certifying the matters set forth in Section 7.1,  Section 7.2 and Section 7.6;

(ii)  to the Company and to the Stockholders’ Representative, the Escrow Agreement, duly executed by Parent and the Escrow Agent;

(iii)  to the Company, the Lockup Agreements, duly executed by Parent;

(iv)  to the Company, the Registration Rights Agreement, duly executed by Parent;

(v)  to the Exchange Agent, (x) evidence of book‑entry shares representing the Aggregate Accredited Equity Merger Consideration (less any fractional shares that are cashed out pursuant to Section 2.9(b)(viii)) , and (y) via a wire transfer of immediately available funds, an amount representing the sum of (A) the Aggregate Cash Merger Consideration, minus (B) the Escrowed Amounts, plus (C) cash necessary to pay cash in lieu of fractional shares pursuant to Section 2.9(b)(viii);

(vi)  to the Company, via a wire transfer of immediately available funds, an amount representing the sum of (x) the Aggregate Option Merger Consideration (less the Pro Rata Share of the Escrowed Amounts that are attributable to the Options), plus (y) the Transaction Bonus Pool Amount;

(vii)  payments of the Company’s Indebtedness or its Subsidiaries to be repaid at the Effective Time and the Company’s Transaction Costs (other than the Transaction Bonus Pool Amount), via wire transfers of immediately available funds, in such amounts and to the Persons as set forth on the statement delivered pursuant to Section 2.10(a) hereof; and

(viii)  to the Escrow Agent, via a wire transfer of immediately available funds, the Escrow Amount and the Adjustment Reserve; and

(ix)  to the Stockholders’ Representative, via a wire transfer of immediately available funds, the Administrative Expense Amount.

2.3Effective Time.   Contemporaneously with the Closing, the parties hereto shall cause a certificate of merger meeting the requirements of Section 251 of the DGCL (the “Certificate of Merger”) to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the terms and conditions of the DGCL.  The Merger shall become effective at 11:59:59 p.m. on the Closing Date, or at such other time which the parties hereto shall have agreed and designated in the Certificate of Merger as the effective time of the Merger (the “Effective Time”).

2.4Effects of the Merger.  The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the Certificate of Merger.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, except as provided by Section 10.20, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.5Certificate of Incorporation and Bylaws.  The certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Company in the Merger as of the Effective Time, and the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Company in the Merger as of the Effective Time, until amended in accordance with applicable Laws.

2.6Directors and Officers.  Until duly removed or until successors are duly elected or appointed and qualified, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company as of the Effective Time, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company as of the Effective Time.

2.7Conversion of Shares and Options; Payment of Transaction Bonus Pool Amount.  At the Effective Time, by virtue of the Merger and without any action on the part of any party:

(a)  Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.001 per share, of the Surviving Company.

(b)  Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Canceled Shares or Dissenting Shares) and all rights in respect thereof, shall, by virtue of the Merger and pursuant to and subject to the provisions of Section 2.9, be canceled and each holder of a Certificate (or uncertificated shares as reflected in the books and records of the Company) that immediately prior to the Effective Time represented any such shares of Common Stock shall cease to have any rights with respect thereto, and such Holder shall have the right to receive the Per Share Common Stock Merger Consideration, without interest; provided,  however, that such Holder’s right to receive the Per Share Common Stock Merger Consideration is conditioned upon the execution and delivery by such Holder of the Joinder Agreement and the amount such Holder is entitled to receive shall be (i) reduced by the Escrowed Amounts being withheld and paid or applied at a later time in accordance with the terms of this Agreement and the Escrow Agreement and if applicable, the amount of any required withholding under applicable Tax Law as provided in Section 2.9(b)(v), and (ii) subject to the indemnification obligations in Article IX, if applicable.

(c)  Each share of Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Canceled Shares or Dissenting Shares) and all rights in respect thereof, shall, by virtue of the Merger and pursuant to and subject to the provisions of Section 2.9, be canceled and each holder of a Certificate (or uncertificated shares as reflected in the books and records of the Company) that immediately prior to the Effective Time represented any such shares of Preferred Stock shall cease to have any rights with respect thereto, and such Holder shall have the right to receive the Per Share Preferred Stock Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in accordance with Sections 2.9(b), without interest; provided,  however, that such Holder’s right to receive the Per Share Preferred Stock Merger Consideration and any such cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor is conditioned upon the execution and delivery by such Holder of the Joinder Agreement and the amount such Holder is entitled to receive shall be (i) subject to and reduced by the Escrowed Amounts being withheld and paid or applied at a later time in accordance with the terms of this Agreement and the Escrow Agreement and if applicable, the amount of any required withholding under applicable Tax Law as provided in Section 2.9(b)(v), and (ii) subject to the indemnification obligations in Article IX, if applicable.

(d)  Each share of Common Stock and Preferred Stock held by the Company as treasury stock, or held by any direct or indirect wholly owned Subsidiary of the Company, or held by Parent or any direct or indirect wholly owned Subsidiary of Parent (including Merger Sub), in each case, immediately prior to the Effective Time (the “Canceled Shares”), shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(e)  Neither Parent nor any of its Subsidiaries (including Merger Sub) shall assume nor be deemed to assume any Options nor the Company’s 2007 Stock Option/Stock Issuance Plan. Accordingly, pursuant to Article Two Section III of the 2007 Stock Option/Stock Issuance Plan and the corresponding provisions of the agreements evidencing the Options, the vesting of each Option shall be accelerated in full effective as of immediately prior to the Effective Time and shall be canceled as of the Effective Time except to the extent of the right to receive the payments provided herein on the terms and subject to the conditions set forth herein. Subject to receipt by Parent of an executed Option Cancellation Agreement by the respective holder of each Option, each Option outstanding and unexercised immediately prior to the Effective Time, and all rights in respect thereof, shall by virtue of the Merger and pursuant to and subject to the requirements and conditions of Section 2.9, be converted into the right to receive the applicable Per Option Merger Consideration, subject to and reduced by the Escrowed Amounts being withheld and paid or applied at a later time in accordance with the terms of this Agreement and the Escrow Agreement and, if applicable, reduced by the indemnification obligations in Article IX and less applicable withholding,  and all such Options shall otherwise cease to be outstanding, shall be canceled and shall cease to exist (any amounts paid to a holder of Options from the Escrowed Amounts to be paid in a manner intended to comply with Section 409A of the Code, and such amounts to be reduced by any applicable withholding or other Taxes required by applicable Laws to be withheld or otherwise paid by the Company or the Surviving Company, including any fringe benefit tax, which amounts so withheld shall be paid to the applicable Taxing Authority and shall be treated for all purposes of this Agreement as having been delivered and paid to such Persons in respect of which such deduction and withholding and was made).

(f)  Subject to receipt by Parent of an executed Joinder Agreement by the respective Holder by the Effective Time, and pursuant to and subject to the requirements and conditions of Section 2.9,  each Holder shall receive the applicable portion of the Transaction Bonus Pool Amount, subject to and reduced by the Escrowed Amounts being withheld and paid at the time of distribution of the Indemnification Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement and, if applicable, reduced by the indemnification obligations in Article IX and less applicable withholding, and the Transaction Bonus Pool and all rights therein shall be canceled and shall cease to exist (any amounts paid to participants in the Transaction Bonus Pool from the Escrowed Amounts to be paid in a manner intended to comply with Section 409A of the Code, and such amounts to be reduced by any applicable withholding or other Taxes required by applicable Laws to be withheld or otherwise paid by the Company or the Surviving Company, including any fringe benefit tax, which amounts so withheld shall be paid to the applicable Taxing Authority and shall be treated for all purposes of this Agreement as having been delivered and paid to such Persons in respect of which such deduction and withholding and was made).

2.8Dissenting Shares.  Notwithstanding any other provision of this Agreement to the contrary, shares of Common Stock and Preferred Stock that are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who shall have (a) not voted in favor of the Merger or consented thereto in writing, and (b) otherwise perfect such Stockholder’s appraisal rights in accordance with and as contemplated by Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Per Share

Common Stock Merger Consideration or the applicable Per Share Preferred Stock Merger Consideration.  Such stockholders instead shall only be entitled to such rights are as granted by Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who shall have failed to perfect, withdrawn or otherwise lost, the right to appraisal of such shares under Section 262 of the DGCL shall thereupon be deemed to have been canceled and, subject to and reduced by the Escrowed Amounts, subject to and, if applicable, reduced by the indemnification obligations in Article IX,  converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Per Share Common Stock Merger Consideration or the Per Share Preferred Stock Merger Consideration (as applicable) upon surrender in the manner provided in Section 2.9.  The Company shall (i) give Parent prompt notice of any notice or demand for appraisal or payment for shares of Common Stock and Preferred Stock or any withdrawals of such demands received by the Company, (ii) give Parent the opportunity to participate in all negotiations and proceedings with respect to any such demands and (iii) not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle any such demands.

2.9Payment of Merger Consideration.

(a)  Prior to the Closing, Parent shall appoint a bank or trust company of national recognition reasonably acceptable to the Company, to act as exchange agent (the “Exchange Agent”) hereunder.  At the Closing, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of shares of Company Capital Stock, for exchange in accordance with this Section 2.9,  (i) evidence of book‑entry shares representing the Aggregate Accredited Equity Merger Consideration, and (ii) cash representing the sum of (A) the Aggregate Cash Merger Consideration, minus (B) the aggregate portion of the Escrowed Amounts attributable to the holders of shares of Company Capital Stock,  plus (C) cash in lieu of fractional shares pursuant to Section 2.9(b)(viii) (such shares of Parent Common Stock together with such cash, the “Exchange Fund”).  Upon the Effective Time, subject to the satisfaction of the requirements and conditions set forth in Section 2.7 and Section 2.9, Parent shall cause the Exchange Agent to pay from the Exchange Fund to each Stockholder, who has surrendered its Certificates (or Lost Certificate Affidavit) and a properly completed and duly executed Letter of Transmittal at least two (2) Business Days prior to the Closing Date, the Per Share Common Stock Merger Consideration with respect to each share of Common Stock held by such Stockholder and the  Per Share Preferred Stock Merger Consideration with respect to each share of Preferred Stock held by such Stockholder, as applicable, and in each case less a cash amount equal to such Holder’s respective Pro Rata Share of the Escrowed Amounts being withheld and paid or applied at a later time in accordance with the terms of this Agreement and the Escrow Agreement, in each case in accordance with the procedures set forth in Sections 2.9(b) and (c) and in the Letter of Transmittal. From and after the Effective Time, subject to the satisfaction of the requirements and conditions set forth in Section 2.7 and Section 2.9, Parent shall cause the Exchange Agent to pay from the Exchange Fund to each other Stockholder the Per Share Common Stock Merger Consideration with respect to each share of Common Stock held by such Stockholder and the Per Share Preferred Stock Merger Consideration with respect to each share of Preferred Stock held by such Stockholder, as applicable, and in each case less a cash amount equal to such Holder’s respective Pro Rata Share of the Escrowed Amounts being withheld and paid or applied at a later time in accordance with the terms of this Agreement and the Escrow Agreement), in each case in accordance with the procedures set forth in Sections 2.9(b) and (c) and in the Letter of Transmittal.  In addition, at the Effective Time, Parent shall pay cash to the Surviving Company sufficient for payment to (x) subject to receipt by Parent of an executed Option Cancellation Agreement by the respective holder of each Option, each holder of Options (excluding Underwater Options), the Per Option Merger Consideration for each outstanding and unexercised Option (less the Pro Rata Share of the Escrowed Amounts that are attributable to the Options), and (y) subject to receipt by Parent of an executed Joinder Agreement by the respective participant in the Transaction Bonus Pool, each recipient of a portion of the Transaction Bonus Pool Amount, the amount payable thereto as set forth on identified on the Merger Consideration Table (less the Pro Rata Share of the Escrowed Amounts that are attributable to the Transaction Bonus Pool Amount), no later than the Company’s first payroll run following the Effective Time.  In addition, on the Closing Date, Parent shall deposit, or cause to be deposited, via a wire transfer of immediately available funds, (A) to the Escrow Agent, the Escrow Amount and the Adjustment Reserve, and (B) to the Stockholders’ Representative, the Administrative Expense Amount.

(b)  The following provisions shall be applicable to payment of the Per Share Common Stock Merger Consideration, the applicable Per Share Preferred Stock Merger Consideration and the Per Option Merger Consideration:

(i)  Promptly following the Effective Time (but in no event later than two (2) Business Days following the Effective Time),  Parent will deliver or mail or will cause the Exchange Agent to deliver or mail to each holder of shares of Company Capital Stock as of the Effective Time that has not delivered an executed Letter of Transmittal and Joinder Agreement to the Exchange Agent as of the Effective Time, a Letter of Transmittal, a Joinder Agreement and instructions for surrendering each Certificate evidencing shares of Company Capital Stock and receiving, subject to the satisfaction of the requirement and conditions in, and pursuant to the terms of, Section 2.7 and Section 2.9, the Per Share Common Stock Merger Consideration or Per Share Preferred Stock Merger Consideration, as applicable, in respect of the Common Stock or Preferred Stock evidenced thereby.  Upon the surrender of each such Certificate (or Lost Certificate Affidavit), if applicable, and a properly completed and duly executed Letter of Transmittal and Joinder Agreement at least two (2) Business Days prior to the Closing Date and subject to the satisfaction of the requirements and conditions in, and pursuant to the terms of, Section 2.7 and Section 2.9, the Exchange Agent shall, on the upon the Effective Time, pay the holder of such shares of Company Capital Stock the Per Share Common Stock Merger Consideration or Per Share Preferred Stock Merger Consideration, as applicable, less a cash amount equal to such Holder’s respective Pro Rata Share of the Escrowed Amounts being withheld and paid or applied at a later time in accordance with the terms of this Agreement and the Escrow Agreement, in consideration therefor, and such shares of Company Capital Stock and any related Certificate shall be marked as canceled.  Upon the surrender of each such Certificate (or Lost Certificate Affidavit), if applicable, and a properly completed and duly executed Letter of Transmittal and Joinder Agreement any time after the date that is two (2) Business Days prior to the Closing Date, the Exchange Agent shall, no earlier than at the Closing Date and as soon as reasonably practicable and subject to the satisfaction of the requirements and conditions in, and pursuant to the terms of, Section 2.7 and Section 2.9, pay the holder of such shares of Company Capital Stock the Per Share Common Stock Merger Consideration or Per Share Preferred Stock Merger Consideration, as applicable, less a cash amount equal to such Holder’s respective Pro Rata Share of the Escrowed Amounts being withheld and paid or applied at a later time in accordance with the terms of this Agreement and the Escrow Agreement, in consideration therefor, and such shares of Company Capital Stock and any related Certificate shall be marked as canceled.  Until so surrendered, each such Certificate (other than Certificates representing Canceled Shares) shall represent solely the right, subject to the satisfaction of the requirements and conditions in, and pursuant to the terms of, Section 2.7 and Section 2.9, to receive the Per Share Common Stock Merger Consideration or Per Share Preferred Stock Merger Consideration, as applicable, relating thereto.

(ii)  After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Company of any shares of Company Capital Stock that were outstanding immediately prior to the Effective Time.

(iii)  No interest shall accrue or be paid on the Per Share Common Stock Merger Consideration or Per Share Preferred Stock Merger Consideration (as applicable) payable upon the delivery of Certificates or Letters of Transmittal.  None of Parent, the Surviving Company, the Exchange Agent or any of their respective Affiliates shall be liable to a Common Stockholder, Preferred Stockholder or holder of Options for any cash or interest thereon delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Laws.  Any portion of the Exchange Fund remaining unclaimed by Stockholders twelve (12) months after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Laws, the property of the Parent, and any holder of such share of Company Capital Stock who has not theretofore complied with this Article II with respect thereto shall thereafter look only to the Parent for payment of such holder’s claim for the Per Share Common Stock Merger Consideration or Per Share Preferred Stock Merger Consideration (as applicable) payable in respect thereof in accordance with Section 2.7.

(iv)  In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact (a “Lost Certificate Affidavit”) by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue, or will cause to be issued, in exchange for such lost, stolen or destroyed Certificate the payments with respect to such Certificate to which such Person is entitled pursuant to this Article II;  provided, that the Person to whom such payments are made shall, as a condition precedent to the payment thereof, indemnify Parent and the Surviving Company against any claim that may be made against Parent, Merger Sub or the Surviving Company with respect to the Certificate claimed to have been lost, stolen or destroyed.

(v)  Notwithstanding anything in this Agreement to the contrary, the Exchange Agent, Parent, Merger Sub and the Surviving Company shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code or any applicable provision of any Tax Law.  To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (x) shall be remitted by the Exchange Agent, Parent, Merger Sub or the Surviving Company, as applicable, to the applicable Governmental Authority, and (y) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(vi)  If payment of the Per Share Common Stock Merger Consideration or Per Share Preferred Stock Merger Consideration (as applicable) in respect of a share of Company Capital Stock is to be made to a Person other than the Person in whose name a surrendered Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Certificate surrendered or shall have established to the reasonable satisfaction of Parent that such Taxes either have been paid or are not payable.

(vii)  No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or uncertificated shares of Company Capital Stock) with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment with respect any cash portion of the Per Share Common Stock Merger Consideration or Per Share Preferred Stock Merger Consideration (as applicable) or in lieu of fractional shares shall be paid to any such holder, until the surrender of such Certificate (or uncertificated shares of Company Capital Stock) in accordance with this Article II.  Subject to escheat, Tax or other applicable Laws, following surrender of any such Certificate (or uncertificated shares of Common Stock), there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, (1) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.9(b)(viii) and (2) the amount of dividends or other distributions declared on the shares of Parent Common Stock with a record date after the Effective Time and a payment date prior to such surrender that is payable with respect to such whole shares of Parent Common Stock and, at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time with respect to such whole shares of Parent Common Stock.

(viii)  No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Preferred Stock pursuant to this Article II.  Notwithstanding any other provision of this Agreement, each holder of shares of Preferred Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Preferred Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the Reference Price.

(ix)  The Exchange Agent shall not invest any cash included in the Exchange Fund.

(c)  The following provisions shall be applicable to payment of the Per Share Preferred Stock Merger Consideration:

(i)  In order to be eligible to receive Parent Common Stock, each holder of Preferred Stock shall deliver to Parent, in form and substance reasonably satisfactory to Parent, no later than four (4) Business Days prior to the Closing Date an executed Accredited Investor Questionnaire in substantially the form previously provided to Parent (the “Accredited Investor Questionnaire”), certifying, among other things, that such holder of Preferred Stock is an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act and specifying the relevant provision of Rule 501 pursuant to which such “accredited investor” status is to be verified, and a Joinder Agreement (in the form attached hereto as Exhibit C-1) further confirming such Holder’s eligibility to receive Parent Common Stock. Nothing contained herein shall require Parent to issue shares of Parent Common Stock to any Person that Parent knows is not an Accredited Investor. For all purposes under this Agreement, an “Accredited Investor” is a holder of Preferred Stock who satisfies the foregoing conditions of this Section 2.9(c)(i) within the timeframe specified, as reasonably determined by Parent.  Any holder of Preferred Stock that does not provide the information required by this Section 2.9(c)(i) within the timeframe specified may be conclusively determined, in Parent’s sole discretion, not to be an Accredited Investor for all purposes of this Agreement.

(ii)  The certificates representing the shares of Parent Common Stock to be issued and delivered hereunder shall bear the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THEY MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SUCH ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OR AN EXEMPTION FROM SUCH REGISTRATION UNDER SUCH ACT AND SUCH LAWS. THE ISSUER OF THESE SHARES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR OTHER TRANSFER OTHERWISE COMPLIES WITH THE SECURITIES ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION.”

(iii)  In the event that any such shares of Parent Common Stock cease to be Restricted Shares, Parent shall, upon the written request of the holder thereof, issue to such holder a new certificate representing such shares of Parent Common Stock without the legend required by the foregoing Section 2.9(c)(ii).

(iv)  Subject to the terms and conditions of the Registration Rights Agreement, during the time that any such shares of Parent Common Stock are Restricted Shares, a holder of such shares shall not transfer (including through a distribution in kind to any limited partners of such holder or otherwise to any Beneficial Owner) such shares of Parent Common Stock without first delivering to Parent a written opinion of counsel in form and substance reasonably satisfactory to Parent, that such transfer is being effected in a transaction exempt from registration under the Securities Act that otherwise complies with any applicable securities Laws of any state or other jurisdiction and that would not in any way invalidate or interfere with Parent’s state or federal securities offering exemptions utilized in issuing Parent Common Stock in the Merger. Any transferee of a holder of Parent Common Stock acquired hereby shall take such Parent Common Stock subject to the restrictions set forth herein.

(d)  Notwithstanding any provision to the contrary in this Agreement, if the Estimated Purchase Price is less than $39,000,000, (i) the Aggregate Cash Merger Consideration shall be equal to zero, (ii) the Estimated Purchase Price shall consist solely of the Aggregate Equity Amount, (iii) the Aggregate Equity Amount will be reduced below $39,000,000 to an amount equal to the Estimated Purchase Price, and (iv) the Escrowed Amounts will be funded with shares of Parent Common Stock otherwise issuable to Accredited Investors pursuant to Section 2.9(c) on a pro rata basis based on the Reference Price and the relative number of shares of Parent Common Stock otherwise issuable to the Accredited Investors.

2.10Adjustment of Purchase Price.

(a)  Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement prepared in good faith setting forth in reasonable detail (i) the estimated Cash on Hand as of the Effective Time, (ii) the estimated Indebtedness of the Company and its Subsidiaries as of the Effective Time (including an itemized list of each Indebtedness of the Company or its Subsidiaries, as applicable, with a description of the nature of such Indebtedness and the Person to whom such Indebtedness is owed), and (iii) the estimated unpaid Transaction Costs as of the Effective Time (including an itemized list of each Transaction Cost with a description of the nature of such expense and the Person to whom such expense was or is owed).

(b)  Within ninety (90) days after the Closing Date (the “True Up Date”), Parent shall deliver to the Stockholders’ Representative Parent’s determination in good faith of (i) the Working Capital of the Company and its Subsidiaries on a consolidated basis as of the Effective Time, as determined in accordance with GAAP and, to the extent consistent with GAAP, the accounting policies and methods of the Company used in the preparation of the Latest Company Balance Sheet (the “Final Working Capital”), (ii) the Cash on Hand as of the Effective Time, (iii) the Indebtedness of the Company and of its Subsidiaries as of the Effective Time, and (iv) unpaid Transaction Costs (collectively, the “True Up Calculations”).  If the Stockholders’ Representative accepts the True Up Calculations, or if the Stockholders’ Representative fails to give notice to Parent of any objection within thirty (30) days after receipt of the True Up Calculations, the True Up Calculations shall be used for the calculation of the Purchase Price adjustments set forth in Section 2.10(c),  Section 2.10(d) and Section 2.10(e) (the “Final Adjustment”). During the thirty (30) day period immediately following Parent’s delivery to the Stockholders’ Representative of the True Up Calculations, the Stockholders’ Representative (and its third party consultants and accountants) shall be permitted to review Parent’s working papers and underlying accounting records reasonably related to the preparation, and reasonably related to the Stockholders’ Representative review and confirmation, of the True Up Calculations and Parent’s determination of the Final Adjustment.  Parent shall reasonably cooperate and provide prompt and reasonable access during normal business hours to the Company’s books and records and relevant personnel (including third party consultants and accountants), in each case as reasonably requested by the Stockholders’ Representative and its third party consultants and accountants) in connection with the Stockholders’ Representative’s review and dispute, if any, of the True Up Calculations.  If the Stockholders’ Representative gives written notice to Parent of an objection to the True Up Calculations within thirty (30) days after receipt of the True Up Calculations (the “Dispute Notice”), Parent and the Stockholders’ Representative shall attempt to resolve their differences. If Parent and the Stockholders’ Representative are able to resolve their differences, the True Up Calculations, as modified to reflect the resolution of the differences between Parent and the Stockholders’ Representative, shall be used for the calculation of the Final Adjustment, as agreed by Parent and the Stockholders’ Representative in writing. If Parent and the Stockholders’ Representative, however, are unable to resolve their differences, Parent and the Stockholders’ Representative shall submit any disputed items to the Dallas, Texas office of PricewaterhouseCoopers LLP (the “Independent Accountant”) for a resolution of the dispute. The determination of the Independent Accountant shall be binding on Parent and the Stockholders’ Representative, and the True Up Calculations, as modified to reflect (i) those differences, if any, that Parent and the Stockholders’ Representative were able to resolve, and (ii) the Independent Accountant’s determination with regard to the remaining disputed items, shall be used for the Final Adjustment. The adjustments in this Section 2.10 shall be made without regard to materiality.  The Independent Accountant shall only decide the specific items under dispute pursuant to this Section 2.10 by the parties to this Agreement, and its decision for each disputed amount must be within the range of values assigned to each such item in the True Up Statement and the Dispute Notice, respectively. The Stockholders’ Representative, for and on behalf of the Common Stockholders and the Preferred Stockholders, shall pay a portion of the fees and expenses of the Independent Accountant equal to the quotient of (x) the difference between the Independent Accountant’s determination and the Stockholders’ Representative’s determination, divided by (y) the difference between the Parent’s determination and the Stockholders’ Representative’s determination. Parent shall pay that portion of the fees and expenses of the Independent Accountant that the Stockholders’ Representative is not required to pay hereunder.

(c)  If the True Up Calculations (as finally determined pursuant to Section 2.10(b)) indicate that the Final Working Capital is:

(i)  greater than the sum of (A) the Target Working Capital plus (B) the Collar Amount, then the amount by which the Final Working Capital exceeds the sum of (A) the Target Working Capital plus (B) the Collar Amount (which shall be a positive number) shall be the “Working Capital Adjustment;”

(ii)  less than or equal to the sum of (A) the Target Working Capital plus (B) the Collar Amount, and is greater than or equal to the result of (x) the Target Working Capital minus (y) the Collar Amount, then the “Working Capital Adjustment” shall be equal to zero; and

(iii)  less than (A) the Target Working Capital minus (B) the Collar Amount, then (x) the Final Working Capital minus (y) (1) the Target Working Capital minus (2) the Collar Amount, which shall be a negative number, shall be the “Working Capital Adjustment.”

(d)  If the True Up Calculations (as finally determined pursuant to Section 2.10(b)) indicate that the Final Price Deduction:

(i)  exceeds the Estimated Price Deduction, then the “True Up Price Deduction” shall be equal to the Final Price Deduction minus the Estimated Price Deduction, which amount shall be a positive number;

(ii)  is equal to the Estimated Price Deduction, then the “True Up Price Deduction” shall be equal to zero; and

(iii)  is less than the Estimated Price Deduction, then the “True Up Price Deduction” shall be equal to the Final Price Deduction minus the Estimated Price Deduction, which amount shall be a negative number.

(e)  The sum of the Working Capital Adjustment and the True Up Price Deduction shall be equal to the Final Adjustment.  Once the Final Adjustment has been determined,

(i)  if the Final Adjustment is a positive number, then (A) Parent and the Stockholders’ Representative shall promptly (and in any event within five (5) Business Days) direct the Escrow Agent in writing to distribute the Adjustment Reserve in immediately available funds either to the Exchange Agent (in the case of holders of Company Capital Stock) or to Parent’s or the Surviving Company’s, as applicable, payroll administrator (in the case of holders of Company Options and participants in the Transaction Bonus Pool), for further distribution to the Holders in accordance with their Pro Rata Shares and subject to prior compliance with the requirements, conditions and procedures set forth in Section 2.9 and (B) Parent shall promptly deliver an amount in immediately available funds equal to the amount of the Final Adjustment, either to the Exchange Agent (in the case of holders of Company Capital Stock) or to Parent’s or the Surviving Company’s, as applicable, payroll administrator (in the case of holders of Company Options and participants in the Transaction Bonus Pool), for further distribution to the Holders in accordance with their Pro Rata Shares and subject to prior compliance with the requirements, conditions and procedures set forth in Section 2.9;

(ii)  if the Final Adjustment is equal to zero, then (A) Parent and the Stockholders’ Representative shall promptly (and in any event within five (5) Business Days) direct the Escrow Agent in writing to distribute the Adjustment Reserve in immediately available funds either to the Exchange Agent (in the case of holders of Company Capital Stock) or to Parent’s or the Surviving Company’s, as applicable, payroll administrator (in the case of holders of Company Options and participants in the Transaction Bonus Pool), for further distribution to the Holders in accordance with their Pro Rata Shares and subject to prior compliance with the requirements, conditions and procedures set forth in Section 2.9;

(iii)  if the Final Adjustment is a negative number, then Parent and the Stockholders’ Representative shall promptly (and in any event within five (5) Business Days) direct the Escrow Agent in writing to distribute (A) to Parent, from the Adjustment Reserve, an amount in immediately available funds equal to the absolute value of the Final Adjustment (for purposes of clarification if the Final Adjustment is negative $400,000, the distribution to Parent from the Adjustment Reserve shall equal $400,000), and, (B) if the amount of such distribution is (1) less than the remaining amounts held in the Adjustment Reserve prior to such distribution, the remaining portion of the Adjustment Reserve in immediately available funds either to the Exchange Agent (in the case of holders of Company Capital Stock) or to Parent’s or the Surviving Company’s, as applicable, payroll administrator (in the case of holders of Company Options and participants in the Transaction Bonus Pool), for further distribution to the Holders in accordance with their Pro Rata Shares and subject to prior compliance with the requirements, conditions and procedures set forth in Section 2.9,  or (2) equal to or greater than the remaining amounts held in the Adjustment Reserve prior to such distribution, then Parent and the Stockholders’ Representative shall promptly (and in any event within five (5) Business Days) direct the Escrow Agent in writing to distribute to Parent, from the Adjustment Reserve, an amount in immediately available funds equal to the amounts remaining in the Adjustment Reserve, and each of the Holders shall pay Parent such Holder’s Pro Rata Share of an amount in immediately available funds equal to (1) the absolute value of the Final Adjustment, minus (2) the amounts distributed to Parent from the Adjustment Reserve pursuant to this sentence; provided,  however, at Parent’s written election, which shall be in Parent’s sole discretion, the Stockholders’ Representative shall promptly direct the Escrow Agent in writing, jointly with Parent, to distribute, from the Indemnification Escrow Account, an amount equal to (x) the absolute value of the Final Adjustment minus (y) amounts distributed from the Adjustment Reserve minus (z) the amounts paid by Holders to Parent pursuant to this sentence;  provided,  further, that in the event any Holder does not make a payment of its Pro Rata Share of a payment to Parent in circumstances where Parent has collected such a payment from other Holders, Parent shall only be entitled to a distribution of funds from the Indemnification Escrow Account when such amounts would otherwise be distributed to such non-paying Holder(s) (and only from the amounts that would be distributed to such non-paying Holder(s)) upon the distribution of the Indemnification Escrow Account.

2.11Certain Adjustments.  If, during the Interim Period (and as permitted by Section 5.2), the outstanding shares of Company Capital Stock or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Per Share Common Stock Merger Consideration, the Per Share Preferred Stock Merger Consideration and the Per Option Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.11 shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.12Maximum Obligation. Notwithstanding any provision in this Agreement to the contrary, the maximum aggregate consideration payable by Parent pursuant to this Agreement shall in no event exceed the Estimated Purchase Price, as adjusted, if applicable, pursuant to Section 2.10, plus cash in lieu of fractional shares pursuant to Section 2.9(b)(viii).

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the disclosure schedules delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

3.1Organization, Standing and Power.

(a)  Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except where the failure to maintain good standing would not reasonably be expected to have a Company Material Adverse Effect, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have a Company Material Adverse Effect.

(b)  The Company has previously delivered or made available to Parent true and complete copies of the Company’s and each of its Subsidiaries’ Organizational Documents, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect.  Neither the Company nor any of its Subsidiaries is in violation of any provision of the Organizational Documents of the Company or any of its Subsidiaries. The Company has made available to Parent true and complete copies of the minutes of all meetings of the equityholders of the Company and each of its Subsidiaries, the Company’s and each of its Subsidiaries’ board of directors or managers and each committee thereof held since January 1, 2013, except that any minutes of meetings to the extent related to other bidders in connection with any potential sale of the Company or any of its Subsidiaries or any of their material assets or to the extent otherwise related to deliberations by the board of directors or managers of the Company or any of its Subsidiaries with respect to such potential sale.

3.2Capital Stock.

(a)  The authorized capital stock of the Company consists of 19,000,000 shares of common stock, par value $0.001 per share (“Common Stock”) and 14,100,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”). As of the date hereof,  (i) 2,421,862 shares of Common Stock were issued and outstanding, and no shares of Common Stock were held by the Company in its treasury, (ii) 12,832,262 shares of Preferred Stock were issued and outstanding, and no shares of Preferred Stock were held by the Company in its treasury, and (iii) 1,400,000 shares of Common Stock were reserved for issuance pursuant to Benefit Plans (of which 1,302,154 shares of Common Stock were subject to Options or other Company Stock Awards (as defined below)). All the outstanding shares of capital stock of the Company are, and all shares reserved for issuance as noted in clause (iii) above will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company or such Subsidiary on any matter.  Except as set forth in this Section 3.2(a) or Sections 3.2(a) or 3.2(c) of the Company Disclosure Letter, there are no outstanding (A) shares of capital stock or other securities or equity interests of the Company or any of its Subsidiaries, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or any of its Subsidiaries or other  securities or equity interests of the Company or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity‑based award or right, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in clause (C), or (E) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.

(b)  All the outstanding shares of capital stock or other securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. All of the shares of capital stock or other securities or equity interests of each such Subsidiary are owned, directly or indirectly, by the Company, free and clear of all Liens. Other than as expressly contemplated hereby or as set forth in Section 3.2(b) of the Company Disclosure Letter, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or on file with the Company with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of the Company or any of its Subsidiaries (except for the withholding of shares in connection with Taxes payable in respect of the exercise of Options).

(c)    Section 3.2(c) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the date hereof, of outstanding Options or other rights to purchase or receive shares of Common Stock or Preferred Stock or other securities and all other similar rights granted under Benefit Plans or otherwise (collectively, “Company Stock Awards”), indicating as applicable, with respect to each Company Stock Award then outstanding, the type of award granted, the number of shares of Common Stock or Preferred Stock or other similar rights or interests subject to such Company Stock Award, the name of the Benefit Plan under which such Company Stock Award was granted, the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration thereof, and whether (and to what extent) the vesting of such Company Stock Award will be accelerated or otherwise adjusted in any way, in connection with or by the consummation of the transactions contemplated by this Agreement.  Except as the result of Section 422(d) of the Code, each Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, and the exercise price of each other Option is no less than the fair market value of a share of Common Stock as determined on the date of grant of such Option, and no Option is subject to the Tax under Section 409A of the Code. No Options that are outstanding have been granted other than pursuant to the Benefit Plans. The Company has made available to Parent true and complete copies of the forms of all stock option agreements evidencing outstanding Company Stock Awards.

3.3Subsidiaries.  Section 3.3 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation. Except for the capital stock of, or other equity or interests in, its Subsidiaries, and except as set forth in Section 3.3 of the Company Disclosure Letter, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

3.4Authority.

(a)    The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger and to the extent required by applicable Laws, to the adoption and approval of this Agreement by (i) the holders of at least a majority in combined voting power of the outstanding shares of Common Stock and Preferred Stock, voting together as a single class, and (ii) the holders of at least eighty percent (80%) of the combined voting power of the outstanding shares of Preferred Stock, voting as a single class (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity, and further limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies).

(b)  The Company’s board of directors, at a meeting duly called and held and at which a quorum was present, having carefully considered the following, duly adopted resolutions for which all members of the Company’s board of directors voted in favor of (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its Stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption and (iv) recommending that the Stockholders vote in favor of the adoption of this Agreement and the transactions contemplated hereby, including the Merger. The Company is providing to Parent concurrently herewith, or has made available to Parent, true and complete copies of the resolutions described herein.

(c)  The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the consummation of the Merger. No vote of the holders of any other class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by the Company other than the Merger.

(d)    The Company and its Subsidiaries have the authority to consummate the Merger and the other transactions contemplated in this Agreement and are not subject to a right of first offer, right of first refusal, right to match or right of notice to invest in the Company or acquire the assets or securities of the Company.

3.5No Conflict; Consents and Approvals.

(a)    The execution, delivery and performance of this Agreement by the Company does not, and (assuming that all filings and obligations described in Section 3.5(a) of the Company Disclosure Letter have been made) the consummation of the Merger and compliance by the Company with the provisions hereof will not (i) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements, under, or require any consent, waiver or approval of any Person pursuant to, any provision of (A) the Organizational Documents (or similar documents) of the Company or of any Subsidiary of the Company, (B) any bond, debenture, note, mortgage, indenture, guarantee, license, right to use, lease, purchase or sale order or other contract, agreement or other obligation binding on the Company or any of its Subsidiaries or any of their respective assets, whether oral or written, or to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound, or pursuant to which any of the Company or any of its Subsidiaries derive any right to use any property or asset (each, including all amendments thereto, and as applicable the Company or any of its Subsidiaries and the Parent or any of its Subsidiaries, as the context requires, a “Contract”), or (C) subject to the governmental filings and other matters referred to in Section 3.5(b), any federal, state, local or foreign laws (including, without limitation, common law, FDA Laws, and Foreign Device Laws), Orders, statutes, ordinances, rules, codes, regulations, judgments, injunctions, decrees or other legally enforceable requirements (collectively, “Laws”) applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound; or (ii) adversely affect the use (or result in any loss of any right to use) by the Surviving Company and its Subsidiaries from and after the Effective Time of those properties, assets and rights that have been used or are held for or available for use by the Company and its Subsidiaries in connection with the ownership, operation and management of their respective businesses prior to the Effective Time.

(b)  No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Authority or self‑regulatory authority (or subdivision of either of the foregoing), is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger or compliance with the provisions hereof, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State, as required by the DGCL, and (ii) post-Closing notification to the FDA of the change in ownership of the Company.

3.6Financial Statements.

(a)  On or prior to the date hereof, the Company has provided Parent with true, correct and complete copies of the consolidated, audited annual financial statements for the Company and its Subsidiaries as of 2013 and 2014 and for the respective fiscal years then ended (collectively, the “Company Annual Financial Statements”) and the unaudited, consolidated financial statements for the Company and its Subsidiaries as of and for the three and nine months ended September 30, 2015 and for the corresponding prior year periods (collectively, the “Company Interim Financial Statements” and, together with the Company Annual Financial Statements, the “Company Financial Statements”). The Company Financial Statements (including the related notes thereto) (i) have been prepared in all material respects in accordance with GAAP (except as may be indicated in the notes thereto and, in the case of unaudited statements, subject to normal and recurring year‑end audit adjustments and the inclusion at such time of any applicable notes) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (ii) comply as to form in all material respects with applicable accounting requirements with respect thereto and (iii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (except as may be indicated in the notes thereto and subject, in the case of unaudited statements, to normal and recurring year‑end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP. Since the date of the Latest Company Balance Sheet, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP or applicable Law. The books and records of the Company and each of its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(b)  Since January 1, 2012, (i) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company’s board of directors or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.

(c)  Except as set forth in Section 3.6(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including, without limitation, any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off balance sheet arrangements” (as defined by Item 303 of Regulation S-K) that, individually or in the aggregate, exceeds $50,000.

(d)    The Company’s internal controls and procedures are sufficient to provide reasonable assurance that the Company Financial Statements are accurate in all material respects. All accounts, books and ledgers related to the business of the Company are properly kept, and are accurate and complete in all material respects.  Except as set forth in Section 3.6(d) of the Company Disclosure Letter, at no time during the periods covered by the Company Financial Statements or subsequent thereto are or were there (i) to the Knowledge of the Company, any significant deficiencies or material weaknesses in the design or operation of the Company’s internal control over financial reporting, or (ii) any fraud, whether or not material, that involves or involved management or other employees having a significant role in the Company’s internal control over financial reporting.

3.7No Undisclosed Liabilities.  Except to the extent disclosed in the Company Financial Statements, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due, or to become due that are required to be recorded or reflected on a balance sheet under GAAP, except for (i) the Transaction Costs (including such costs paid prior to the Effective Time), (ii) executory obligations under this Agreement or in connection with the transactions contemplated hereby, (iii) Indebtedness of the Company and each of its Subsidiaries (other than intercompany Indebtedness owing between or among the Company and its Subsidiaries) as of the date of this Agreement, in an amount in excess of $50,000, as set forth on Section 3.7 of the Company Disclosure Letter, and (iv) liabilities and obligations incurred in the ordinary course of business consistent with past practice.

Information Statements.  None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion in (a) the information statement and consent solicitation statement in connection with the Merger and (b) the information statement provided pursuant to Section 280G of the Code as it relates to payments by the Company (together, the “Information Statements”) contain or, to the extent supplied after the date hereof, will, at the time they are first published, sent or given to the Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements included or incorporated by reference in the Information Statements or any other similar document provided to Holders in connection with the transactions contemplated hereby based on information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion in the Information Statements.

3.9Absence of Certain Changes or Events.  Except as and to the extent disclosed in the Company Financial Statements and as set forth in Section 3.9 of the Company Disclosure Letter, from the date of the Latest Company Balance Sheet and through the date of this Agreement: (a) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; (c) neither the Company nor any of its Subsidiaries has suffered any loss, damage, destruction or other casualty affecting any of its material properties or material assets, whether or not covered by insurance; and (d) none of the Company or any of its Subsidiaries has taken any action since the date of the Latest Company Balance Sheet that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.2.

3.10Litigation.  Except as set forth on Section 3.10 of the Company Disclosure Letter, (a) there is no Litigation pending against or affecting the Company or any of its Subsidiaries, any of their respective properties or assets, (b) to the Knowledge of the Company, there is no reasonable basis for any Litigation against or affecting the Company or any of its Subsidiaries, any of their respective properties or assets, and (c) to the Knowledge of the Company, there is no Litigation threatened against or affecting the Company or any of its Subsidiaries, any of their respective properties or assets.  To the Knowledge of the Company, there is no filed Litigation against any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Authority. There is no pending, or overtly threatened, Litigation, that in any case would reasonably be expected to (i) prohibit, prevent, make illegal, delay or otherwise interfere with the consummation of any of the transactions contemplated by this Agreement or any of the ancillary agreements, (ii) cause any of the transactions contemplated by this Agreement or any of the ancillary agreements to be rescinded following consummation, (iii) affect adversely the right of Parent to control the Surviving Company and the Subsidiaries of the Company, or (iv) affect materially and adversely the right of Parent or any of its Subsidiaries to own their respective assets and to operate their respective businesses.

3.11Compliance with Laws and Permits.

(a)    The Company and each of its Subsidiaries have in effect all permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders, approvals and similar authorizations (collectively, “Permits”) of all Governmental Authorities necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, except where the failure to maintain in effect such Permits would not reasonably be expected to have a Company Material Adverse Effect, and no suspension, cancellation or other lapse of any such Permit is pending by or at the behest of any Governmental Authority or other Person, or to the Knowledge of the Company, threatened. All of such Permits shall remain in full force and effect immediately after giving effect to the Merger, except where the failure to maintain such Permits in full force and effect would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2012, neither the Company nor any of its Subsidiaries has been in violation of (i) any Permits or (ii) any applicable Law in any material respect not explicitly covered in Section 3.11(b) through Section 3.11(g),  Section 3.12,  Section 3.13,  Section 3.14 or Section 3.15, including, without limitation, the ACA and any consumer protection, equal opportunity, customs, patient confidentiality, health care industry regulation and third‑party reimbursement laws, including under any federal or state health care program, including but not limited to, any Federal Health Care Program as defined in Section 1128B(f) of the U.S. Federal Social Security Act (together with all regulations promulgated thereunder, the “SSA”), and any similar Laws of any other jurisdiction. Since January 1, 2012, none of the Company or any of its Subsidiaries has received a notice or other written communication alleging or relating to a possible violation of any Laws applicable to their businesses, operations, properties or assets or from a Governmental Authority seeking to investigate any such possible violation. To the Knowledge of the Company, it is not subject to any continuing material liabilities, obligations or other consequences relating to any noncompliance by the Company or any of its Subsidiaries with any Laws.

(b)  Neither the Company nor any of its Subsidiaries is subject to any consent decree from any Governmental Authority or any Order. Neither the Company nor any of its Subsidiaries has received any warning letter from the FDA or equivalent action from any comparable non‑U.S. Governmental Authority since January 1, 2012. Neither the Company nor any of its Subsidiaries has received any communication from any regulatory agency or been notified since January 1, 2012 that any product approval is withdrawn or modified or that such an action is under consideration. Without limiting the foregoing, the Company and each of its Subsidiaries is in compliance, in all material respects, with all current applicable statutes, rules and regulations administered or issued by the FDA (“FDA Laws”) or comparable foreign Governmental Authority (“Foreign Device Laws”) including FDA’s Quality System Regulation, 21 C.F.R. Part 820 and Medical Device Reporting, Part 803. To the Knowledge of the Company, there are no facts which furnish any reasonable basis for any Form FDA‑483 observations, warning letters or Section 305 notices from the FDA or similar communications from a comparable foreign Governmental Authority. Since January 1, 2012, there have been no recalls, detentions, withdrawals, seizures, or termination or suspension of manufacturing requested or threatened relating to the Company’s or its Subsidiaries’ products, and no field notifications, field corrections or alerts per 21 C.F.R. Part 806.

(c)  The Company’s and each of its Subsidiaries’ products, where required, are being marketed in all material respects under valid pre market notifications under Section 510(k) of the Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 360(k), and 21 C.F.R. Part 807, Subpart E (“510(k)s”) or pre‑market approval applications approved by the FDA in accordance with 21 U.S.C. § 360(e) and 21 C.F.R. Part 814 (“PMAs”). All 510(k)s and PMAs for the Company’s and its Subsidiaries’ products are exclusively owned by the Company or one of its Subsidiaries, and to the Knowledge of the Company, the FDA is not considering limiting, suspending, or revoking any such 510(k)s or PMAs or changing the marketing classification or labeling of any such products. To the Knowledge of the Company, there is no false information or significant omission in any product application or product‑related submission to the FDA or comparable foreign Governmental Authority. The Company and each of its Subsidiaries have obtained all necessary regulatory approvals from any foreign regulatory agencies related to the products distributed and sold by the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received any notice that any Governmental Authority seeks any additional conditions on the distribution or sale of products in a jurisdiction covered by a regulatory approval. To the Knowledge of the Company, any third party that is a manufacturer, contractor, or agent for the Company or any of its Subsidiaries is in compliance with all Permits and regulatory approvals from the FDA or comparable Governmental Authority insofar as they pertain to the manufacture of product components, inputs or products for the Company or any of its Subsidiaries.  The Company, its Subsidiaries and/or the distributors on behalf of the Company or its Subsidiaries, as applicable, have obtained and currently maintain all required registrations from each applicable medicinal or public health Governmental Authority having jurisdiction over any geographic area in which the Company, its Subsidiaries or the distributors currently sells the products of the Company or its Subsidiaries, as applicable, including, without limitation, Brazil, Taiwan, South Korea, Japan, Australia, China and Mexico, and the Company and its Subsidiaries, as applicable, own such registrations for Japan (Shonin) and for China (from CFDA).

(d)    Neither the Company nor any Subsidiary, nor the officers, directors, managing employees or agents (as those terms are defined in 42 C.F.R. § 1001.1001) of the Company or any Subsidiary: (i) have engaged in any activities which are material violations of, or are cause for civil penalties or mandatory or permissive exclusion under, any federal or state health care Law or any non‑U.S. Law of comparable scope, including but not limited to any Federal Health Care Program under Sections 1128, 1128A, 1128B, 1128C, or 1877 of SSA, the federal TRICARE statute (10 U.S.C. § 1071 et seq.), the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.), the False Statements Accountability Act (18 U.S.C. § 1001), the Program Fraud Civil Remedies Act of 1986 (31 U.S.C. § 3801 et seq.), 18 U.S.C. § 287, the anti‑fraud and related provisions of the Health Insurance Portability and Accountability Act of 1996 (e.g., 18 U.S.C. §§ 1035 and 1347), or related federal, state or local statutes, or any non‑U.S. Law of comparable scope, including, without limitation, knowingly and willfully offering, paying, soliciting or receiving any remuneration (interpreted broadly to include anything of value), directly or indirectly, overtly or covertly, in cash or in kind in return for, or to induce, the purchase, lease, or order, or the arranging for or recommending of the purchase, lease or order, of any item or service for which payment may be made in whole or in part under any such program; (ii) have had a civil monetary penalty assessed against them under Section 1128A of SSA; (iii) have been excluded from participation or debarred under any federal or state health care program (including any Federal Health Care Program), or any comparable non‑U.S. program; (iv) have been convicted (as defined in 42 C.F.R. § 1001.2) of any of the categories of offenses described in Sections 1128(a) or 1128(b)(1), (b)(2), or (b)(3) of SSA or any non‑U.S. Law of comparable scope; or (v) have failed to comply in any material respect with any state Laws regarding disclosure of physician payments (commonly known as Sunshine Laws, which, for illustration purposes only, but without limiting the scope of this provision, are similar in subject matter to Section 1128G of the SSA).

(e)  Neither the Company nor any of its Subsidiaries, nor any director, manager or employee thereof, has in the last five years, in connection with the business of the Company and its Subsidiaries, nor, to the Knowledge of the Company, any of its or its Subsidiaries’ agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of the Company or any Subsidiary thereof, taken any action in violation of applicable Bribery Laws. Neither the Company nor any of its Subsidiaries, nor any director, manager or employee thereof, is, or in the past five years has been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, nor have any of the foregoing made any voluntary disclosures to any Governmental Authority, involving the Company or any Subsidiary thereof in any way relating to applicable Bribery Laws.

(f)  The Company and each of its Subsidiaries have conducted their export transactions in accordance in all material respects with applicable provisions of (i) U.S. export Laws (including the International Traffic in Arms regulations, the Export Administration Regulations and the regulations administered by the Department of Treasury, Office of Foreign Assets Control (“OFAC”)), and (ii) other export Laws of the countries where it conducts business, and neither the Company nor any of its Subsidiaries has received any notices of noncompliance, complaints or warnings with respect to its compliance with export Laws. Without limiting the foregoing:

(i)  the Company and each of its Subsidiaries have obtained all material export licenses and other approvals required for their exports of products and technologies from the U.S. and other countries where it conducts business, in each case for the operations of the business as it is presently conducted;

(ii)  the Company and each of its Subsidiaries are in compliance in all material respects with the terms of such applicable export licenses or other approvals;

(iii)  there are no pending or, to the Knowledge of the Company, threatened claims against the Company or any of its Subsidiaries with respect to such export licenses or other approvals; and

(iv)  the Company and each of its Subsidiaries have in place adequate controls and systems to ensure compliance in all material respects with applicable Laws pertaining to import and export control in each of the jurisdictions in which the Company or any of its Subsidiaries currently does business.

(g)  Neither the Company nor any of its Subsidiaries, employees or management appears on the Specially Designated Nationals and Blocked Persons List published by OFAC, or, to the Knowledge of the Company, is otherwise a person with which any U.S. Person is prohibited from dealing under the laws of the United States. Neither the Company nor any of its Subsidiaries does business or conducts any transactions with the governments of, or persons within, any country that is subject to economic sanctions administered and enforced by OFAC.

3.12Benefit Plans.

(a)  The Company and each of its Subsidiaries have provided to Parent a true and complete list of each “employee benefit plan” (within the meaning of section 3(3) of ERISA) and each other stock purchase, stock option, severance, savings, retirement, employment (other than unwritten “at will” employment arrangements), change‑in‑control, bonus, incentive, deferred compensation and all other material employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect), whether formal or informal, written or not, that (1) is currently in effect and that is sponsored, maintained or contributed to (or required to be contributed to) by the Company or its Subsidiaries, for the benefit of (i) directors or employees of the Company or its Subsidiaries or any other persons performing services for the Company or its Subsidiaries, (ii) former directors or employees of the Company or its Subsidiaries or any other persons formerly performing services for the Company or its Subsidiaries, or (iii) beneficiaries of anyone described in (i) or (ii) or (2) pursuant to which the Company or any of its Subsidiaries has or may have any liability (whether fixed or contingent) (all such agreements, policies, plans, programs and arrangements described in (1) and (2), collectively, the “Benefit Plans”).  With respect to each Benefit Plan, the Company has furnished or made available to Parent a current, accurate and complete copy thereof (and an accurate written description of any unwritten Benefit Plan) and, to the extent applicable: (A) any related trust agreement or other funding instrument, (B) the most recent determination letter from the IRS, if applicable, (C) any summary plan descriptions, along with a summary of material modifications to any such descriptions, if any, employee handbooks and other material written communications by the Company or any of its Subsidiaries to their respective employees concerning the extent of the benefits provided under a Benefit Plan, (D) each group health plan Summary of Benefits and Coverage for the three (3) most recent years, and (E) for the three (3) most recent years (x) Form 5500 and attached schedules,  (y) audited financial statements, and (z) actuarial valuation reports.

(b)  Each Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified, and, to the Knowledge of the Company, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Benefit Plan or cause the imposition of any penalty or unintended Tax liability with respect to such Benefit Plan.

(c)  Neither the Company nor any of its Subsidiaries is liable for, or has any liability of any kind (whether fixed or contingent) with regard to any Benefit Plan maintained, sponsored or contributed to by an ERISA Affiliate, including predecessors thereof, (if a like definition of Benefit Plan were applicable to the ERISA Affiliate in the same manner as it applies to the Company and its Subsidiaries) (each such Benefit Plan for an ERISA Affiliate being an “ERISA Affiliate Plan”), including, without limitation, with respect to the following: (i) withdrawal liability arising under Title IV, Subtitle E, Part 1 of ERISA; (ii) liabilities to the Pension Benefit Guaranty Corporation (“PBGC”); (iii) liabilities under Section 412 of the Code or Section 302(a)(2) of ERISA; (iv) liabilities resulting from the failure on the part of the Company, or any ERISA Affiliate, or any Benefit Plan “sponsor” or “administrator” (within the meaning of Section 3(16) of ERISA) to comply in all respects with the applicable requirements of Section 4980B of the Code and Section 601 et seq. of ERISA; or (v) liabilities resulting from an ERISA Affiliate Plan’s failure to satisfy the reporting and disclosure requirements of ERISA and the Code.

(d)  Neither the Company, nor any of its Subsidiaries nor any ERISA Affiliate has any obligation to contribute to or provide benefits pursuant to, or has any other liability of any kind (whether fixed or contingent) with respect to, any multiemployer plan (as defined in Section 3(37) of  ERISA).

(e)  With respect to the Benefit Plans:

(i)  each Benefit Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the ACA and the Code,

(ii)  no reportable event, as defined in Section 4043 of ERISA, no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or accumulated funding deficiency, as defined in Section 302 of ERISA and 412 of the Code, has occurred with respect to any Benefit Plan,

(iii)  all contributions required to be made by the Company and its ERISA Affiliates under the terms of any Benefit Plan have been timely made;

(iv)  there is no Litigation (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Authority or by any plan participant or beneficiary pending, threatened in writing, or relating to the Benefit Plans, any fiduciaries thereof with respect to their duties to the Benefit Plans, or the assets of any of the trusts under any of the Benefit Plans (other than routine claims for benefits) nor, to the Knowledge of the Company, are there facts or circumstances that exist that would reasonably be expected to give rise to any such Actions; and

(v)  if a Benefit Plan purports to be a voluntary employees’ beneficiary association, a request for a determination letter with respect to such association has been submitted to and approved by the IRS that such association is exempt from federal income tax under Section 501(c)(9) of the Code, and nothing has occurred or is expected to occur that caused or could cause the loss of such qualification or exemption or the imposition of any tax, interest or penalty with respect thereto.

(f)    Except as set forth on Section 3.12(f) of the Company Disclosure Letter, neither the Company, nor any of its Subsidiaries nor any ERISA Affiliate has any obligation to contribute to or provide benefits pursuant to, and has no other liability of any kind with respect to, (i) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), or (ii) a “plan maintained by more than one employer” (within the meaning of Section 413(c) of the Code).

(g)  Except as set forth on Section 3.12(g) of the Company Disclosure Letter, none of the Benefit Plans provide for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit determined or occasioned, in whole or in part, by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby. Except as set forth on Section 3.12(g) of the Company Disclosure Letter, no amount or benefit that could be received by any “disqualified individual” (as defined in Treasury Regulation Section 1.280G‑1) with respect to the Company or any Subsidiary in connection with the transactions contemplated by this Agreement (alone or in combination with any other event, and whether pursuant to a Benefit Plan or otherwise) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Benefit Plan provides for post‑employment medical or life insurance benefits with respect to Company Employees or their dependents or beneficiaries except to the extent required by Section 4980B of the Code or applicable state Law.

(h)  Each Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has complied in form and operation with the requirements of Section 409A of the Code.  No employee or director of or independent contractor to the Company or its Subsidiaries is entitled to any gross‑up, make‑whole or other similar additional payment from the Company or any of its Subsidiaries in respect of any Tax (including federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Section 409A and 4999 of the Code)) or interest or penalty related thereto.

(i)    Each of the Company and its Subsidiaries, and each of their respective ERISA Affiliates, have complied in all respects with the employer shared responsibility mandate (the “ACA employer mandate”) under Code Section 4980H for each year in which it has been an “applicable large employer” or an “applicable large employer member” (within the meaning of Code Section 4980H), and neither the Company, nor any of its Subsidiaries nor any ERISA Affiliate is subject to, or reasonably could be expected to be subject to, any “assessable payments” (within the meaning of Code Section 4980H) for any month beginning prior to the Effective Time.  Neither the Company nor any of its Subsidiaries uses a “look back measurement period” to determine “full time employee” status for any category of employee for purposes of the ACA employer mandate.  No Benefit Plan is a “grandfathered” group health plan under the ACA, and any such Benefit Plan previously sponsored or contributed to satisfied at all times the requirements for such grandfathered status.  On and after January 1, 2014, neither the Company nor any of its Subsidiaries have maintained any (i) (pre-tax or after tax) “employer payment plan” (within the meaning of IRS Notice

2013 54) or (ii) health reimbursement arrangement (HRA) that is not integrated with an employer group health plan that satisfies all applicable ACA requirements.

3.13Labor and Employment Matters.

(a)  The Company and each of its Subsidiaries are and have been in material compliance with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification and information privacy and security. As of the date of this Agreement there is not pending or, to the Knowledge of the Company, threatened, any labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries.

(b)  No employee of the Company or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement. To the Knowledge of the Company, there has not been any activity on behalf of any labor organization or employee group to organize any such employees. There are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority, and to the Knowledge of the Company, no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(c)  Except for such incorrect classifications as would not reasonably be expected to result in a liability to the Company (or, from and after the Effective Time, the Surviving Company with respect to matters first arising prior to the Effective Time) of more than $50,000 in the aggregate, all individuals who are performing consulting or other services for the Company or any Subsidiary of the Company are or were correctly classified by the Company as either “independent contractors” or “employees,” as the case may be.  All employees of the Company and any Subsidiary of the Company have been correctly classified as “exempt” or “non‑exempt” under the Fair Labor Standards Act.

(d)  Prior to the date hereof, the Company has delivered to Parent a true, correct and complete list of the name of each officer and employee of and independent contractor who is an individual providing material service to the Company and each Subsidiary thereof as of the Company’s most recent payroll date prior to the date of this Agreement, together with such person’s position or function, annual base salary or wages and any incentives or bonus arrangement with respect to such person.

(e)  The properties, assets and operations of the Company and each of its Subsidiaries have been in compliance in all material respects with all applicable federal, state, local and foreign laws, rules and regulations, orders, decrees, judgments, permits and licenses relating to public and worker health and safety (collectively, “Worker Safety Laws”). With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no past, present or reasonably anticipated future events, conditions, circumstances, activities, practices, incidents, actions or plans of the Company or any of its Subsidiaries that may interfere with or prevent compliance or continued material compliance with applicable Worker Safety Laws.

3.14Environmental Matters.

(a)  The Company and each of its Subsidiaries are and have been in compliance in all material respects with all applicable Environmental Laws, have obtained all Environmental Permits and are in compliance in all material respects with their requirements, and have resolved all past non‑compliance with Environmental Laws and Environmental Permits without any pending, on‑going or future obligation, cost or liability.

(b)  Neither the Company nor any of its Subsidiaries has (i) placed, held, located, released, transported or disposed of any Hazardous Substances on, under, from or at any of their respective properties or any other properties other than in compliance with applicable Law, (ii) any knowledge of the presence of any Hazardous Substances on, under, emanating from, or at any of their respective properties or any other property but arising from the Company’s or any of its Subsidiaries’ current or, to the Knowledge of the Company, former properties or operations other than in compliance with applicable Laws, or (iii) any knowledge, nor has it received any written notice (A) of any violation of or liability under any Environmental Laws, (B) of the institution or pendency of any suit, action, claim, proceeding or investigation by any Governmental Authority or any third party in connection with any such violation or liability, (C) requiring the investigation of, response to or remediation of Hazardous Substances at or arising from any of the Company’s or any of its Subsidiaries’ current or former properties or operations or any other properties, (D) alleging noncompliance by the Company or any of its Subsidiaries with the terms of any Environmental Permit in any manner reasonably likely to require significant expenditures or to result in liability, or (E) demanding payment for response to or remediation of Hazardous Substances at or arising from any of the Company’s or any of its Subsidiaries’ current or former properties or operations or any other properties, except in each case as has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)  No Environmental Law imposes any obligation upon the Company or any of its Subsidiaries arising out of or as a condition to any transaction contemplated by this Agreement, including any requirement to modify or to transfer any permit or license, any requirement to file any notice or other submission with any Governmental Authority, the placement of any notice, acknowledgment or covenant in any land records, or the modification of or provision of notice under any agreement or Order.

(d)  All environmental assessments or audit reports and other similar studies and analyses relating to any real property currently or formerly owned, leased, used or occupied by the Company or any of its Subsidiaries have been provided to Parent, and none of the foregoing disclose a condition that has had or would reasonably be expected to have a Company Material Adverse Effect.

(e)  Neither the Company nor any of its Subsidiaries has exposed any third party to any Hazardous Substances or condition that has subjected or may subject the Company or any of its Subsidiaries to liability under any Environmental Law, except in each case as has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(f)  To the Knowledge of the Company, no underground storage tanks, asbestos‑containing material, or polychlorinated biphenyls have ever been located on property or properties presently or formerly owned or operated by the Company or any of its Subsidiaries, except in each case as has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(g)  Neither the Company nor any of its Subsidiaries has agreed to assume, undertake or provide indemnification for any material liability of any other person under any Environmental Law, including any obligation for corrective or remedial action.

(h)  Neither the Company nor any of its Subsidiaries has received written notice that it is required to make any material capital or other expenditures to comply with any Environmental Law nor is there, to the Knowledge of the Company, any reasonable basis on which any Governmental Authority could take action that would require such material capital or other expenditures.

3.15Taxes.

(a)  The Company and each of its Subsidiaries have prepared and timely filed all material Tax Returns required to be filed, and all Tax Returns filed by the Company and each of its Subsidiaries are true, correct and complete in all material respects. For purposes of this Section 3.15, references to the Company and/or its Subsidiaries include predecessors to the Company and any of its Subsidiaries. The Company has made available to Parent copies of all federal income and other material Tax Returns filed by the Company and each of its Subsidiaries since January 1, 2010.

(b)  All material Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on any Tax Returns) have timely been paid, or have been timely withheld and remitted (if applicable), to the appropriate Governmental Authority, except for those Taxes being contested in good faith and for which adequate reserves have been established in the Company Financial Statements.

(c)  All material Taxes that have accrued but have not yet been paid have been reserved for in accordance with GAAP (including FIN 48, Accounting for Uncertainty in Income Taxes) in the Company Financial Statements, or have been incurred in the ordinary course of business since the date of the Latest Company Balance Sheet in amounts consistent with prior periods.

(d)  Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations on or extended the period for the assessment or collection of any Tax that is still in effect.

(e)  Neither the Company nor any of its Subsidiaries has received written notice of any proposed or threatened Tax Proceedings against, or with respect to any Taxes of, the Company or any of its Subsidiaries, and no such Tax Proceedings are currently pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(f)  As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any closing agreement pursuant to Section 7121 of the Code, or any similar provision of state, local, or foreign Law that would reasonably be expected to have a Company Material Adverse Effect following the Merger.

(g)  Each of the Company and its Subsidiaries has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(h)  No written claim has been made by any Governmental Authority in a jurisdiction where either the Company or any of its Subsidiaries has not filed Tax Returns indicating that the Company or such Subsidiary is or may be subject to any taxation by such jurisdiction.

(i)  Neither the Company nor any of its Subsidiaries are subject to Tax in any foreign (within the meaning of Section 7701 of the Code) country by virtue of having a permanent establishment or fixed place of business in any foreign country.

(j)  Neither the Company nor any of its Subsidiaries has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date by reason of a change in accounting method made for any taxable period (or portion thereof) ending on or prior to the Closing Date, nor is any application pending with any Governmental Authority requesting permission for any change in accounting method.

(k)  Other than in the ordinary course of business, consistent with past practice, neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, U.S. taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any transaction that occurred prior to the Merger, as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, or (iii) any election made on any Tax Return.

(l)  There are no material Liens on the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes, other than Permitted Liens.

(m)  The Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, nor has it been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(i) of the Code.

(n)  There are no material deferred intercompany transactions within the meaning of Treasury Regulation Section 1.1502-13(b)(1) with respect to which the Company or any of its Subsidiaries would be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date. There are no material “excess loss accounts” within the meaning of Treasury Regulation Section 1.1502-19(a)(2) with respect to any Subsidiaries of the Companies.

(o)  Neither the Company nor any of its Subsidiaries (i) is a party to a Contract, Material Contract or arrangement (other than a Contract entered into in the ordinary course of business) that provides for Tax indemnity or Tax sharing, or for the payment of any portion of a Tax (or pay any amount calculated with reference to any portion of a Tax) of any other Person, or (ii) has any Liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502‑6 (or any similar provision of state, local or foreign Laws), as a transferee or successor. Neither the Company nor any of its Subsidiaries has been a member of a combined, consolidated, unitary or similar group for Tax purposes, other than any such group of which the Company was at all times the common parent corporation.

(p)  Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax‑free treatment under Section 355 of the Code (x) in the two (2) years prior to the date of this Agreement or (y) in a distribution which would otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code and regulations thereunder) in conjunction with the Merger.

(q)    Neither the Company nor any of its Subsidiaries has participated in or is currently participating in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011‑4(b)(1).

(r)    Neither the Company nor any of its Subsidiaries has requested or received a formal ruling or entered into an agreement with the IRS or any other taxing authority that would be reasonably likely to have a Company Material Adverse Effect after the Closing Date.

(s)    No Subsidiary of the Company is a “controlled foreign corporation” as defined in the Code. Neither the Company nor any of its Subsidiaries owns an interest in any entity treated as a “passive foreign investment company” as defined in the Code.

(t)  To the Knowledge of the Company, neither the Company nor any of its Subsidiaries owns any property of a character, the indirect transfer of which, pursuant to this Agreement, would give rise to any documentary, stamp, or other transfer Tax.

3.16Contracts.

(a) Section 3.16(a) of the Company Disclosure Letter lists all of the Material Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound. True and complete copies of all Material Contracts and, without limitation, all amendments, addendums, exhibits, modifications or similar changes to the same have been made available to Parent. “Material Contracts” means any of the following contracts, agreements or arrangements (other than purchase or sales orders entered into in the ordinary course), whether written or oral, currently in effect and binding:

(i)  any Contract that limits the ability of the Company or any of its Subsidiaries (or, following the consummation of the transactions contemplated by this Agreement, would limit the ability of Parent or any of its Subsidiaries, including the Surviving Company) to compete in any line of business or with any Person or in any geographic area, or that restricts the right of the Company or any of its Subsidiaries (or, following the consummation of the transactions contemplated by this Agreement, would limit the ability of Parent or any of its Subsidiaries, including the Surviving Company) to sell to or purchase from any Person or to hire any Person, or that grants the other party or any third Person “most favored nation” status or any similar type of favored discount rights;

(ii)  any Contract with respect to the formation, creation, operation, management or control of a joint venture, partnership, limited liability or other similar agreement or arrangement;

(iii)  any Contract governing or securing Indebtedness of the Company or its Subsidiaries that provides for payments in excess of $100,000;

(iv)  Contract involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract of $100,000 or more (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice);

(v)  any Contract that by its terms calls for aggregate payment or receipt by the Company or any of its Subsidiaries under such Contract of more than $100,000 over the remaining term of such Contract;

(vi)  any Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification (other than clinical trial agreements, product warranties or real estate lease indemnities in the ordinary course of business consistent with past practice), guarantee, “earn‑out” or other contingent payment obligations, in each case that could result in payments in excess of $100,000;

(vii)  any Contract that is a license or right to use agreement that is material to the business of the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries grants or is granted a license under or right to use any Intellectual Property or Technology, in each case that involves annual payment obligations to or from the Company or any of its Subsidiaries in excess of $100,000, other than license agreements for “off‑the‑shelf” software that is generally commercially available and is licensed in object code form solely for internal use purposes;

(viii)  any Contract that provides for any material confidentiality, standstill or similar obligations on the Company or any of its Subsidiaries, except for such Contracts entered into in the ordinary course of business consistent with past practice;

(ix)  any Contract that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or expenditure in an amount in excess of $100,000;

(x)  any Contract between the Company or any of its Subsidiaries, on the one hand, and any Affiliate thereof other than any Subsidiary of the Company of more than $100,000;

(xi)  any Contract with brokers, franchisees, distributors, resellers or dealers;

(xii)  any agreements with group purchasing organizations (GPOs) or integrated delivery networks (IDNs);

(xiii)  any agreement that involves annual amounts in excess of $50,000 with the Veterans Administration or Federal Supply Administration;

(xiv)  any material supplier Contract;

(xv)  any Contract with any Governmental Authority (other than as set forth in item (xiii) above) that involves annual amounts in excess of $50,000, or any Order that imposes material obligations on the Company and its Subsidiaries, taken as whole; or

(xvi)  any other Contract, agreement, understanding or arrangement that is material to the financial condition, business, assets, results of operations or prospects of the Company and its Subsidiaries, taken as a whole, in each case that involves annual payment obligations to or from the Company or any of its Subsidiaries in excess of $100,000.

Section 3.16(a) of the Company Disclosure Letter identifies any Material Contract that requires consent to or otherwise contains a provision relating to a “change of control,” or that could or could reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement.

(b)  (i) Each Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity, and further limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies); and (ii) there is no material default under any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto under any such Material Contract, nor has the Company or any of its Subsidiaries received any notice of any such default, event or condition.

3.17Insurance.  Section 3.17 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic occurrence‑based policies still in force (other than such policies with respect to Benefit Plans offered to individuals who are employed or co-employed by the Company or its Affiliates in the ordinary course of business).  With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, and (b) neither the Company nor any of its Subsidiaries is in breach or default, or has taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit cancellation or termination of, any such policy. No notice of cancellation or termination has been received with respect to any such policy.

3.18Properties.

(a)  The Company or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its assets constituting personal property, free and clear of all Liens other than Permitted Liens and those Liens set forth on Section 3.18(a) of the Company Disclosure Letter.

(b)  Section 3.18(b) of the Company Disclosure Letter sets forth a true and complete list of all Company Leased Real Property.  Neither the Company nor any Subsidiary thereof owns, nor has any of them ever owned since January 1, 2004, any Owned Real Property.  The Company or one or more of its Subsidiaries has valid leasehold title to all Company Leased Real Property, in each case, free and clear of all Liens except Permitted Liens and those Liens set forth on Section 3.18(a) of the Company Disclosure Letter. No parcel of Company Leased Real Property is subject to any Order to be sold or is being condemned, expropriated or otherwise taken by any public authority or Governmental Authority with or without payment of compensation therefor, nor, to the Knowledge of the Company, has any such condemnation, expropriation or taking been proposed. All Leases of Company Leased Real Property and all amendments and modifications thereto are in full force and effect, and there exists no default under or breach of any Company Lease by the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, nor any event which, with notice or lapse of time or both, would constitute a default thereunder or breach thereof by the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Assuming all consents, approvals and authorizations listed in Section 3.5 of the Company Disclosure Letter relating to any Company Leased Real Property have been obtained, all Leases of Company Leased Real Property shall remain valid and binding in accordance with their terms immediately following Effective Time.

(c)  There are no contractual or legal restrictions that preclude or materially restrict the ability to use, to the Knowledge of the Company, any Company Leased Real Property by the Company or any of its Subsidiaries in the manner in which it is currently used or proposed by the

Company and its Subsidiaries to be used. To the Knowledge of the Company, there are no material latent defects or material adverse physical conditions affecting the Company Leased Real Property that would materially impair the continued operation of the business of the Company and its Subsidiaries as presently conducted at such property. All plants, warehouses, distribution centers, structures and other buildings on and constituting part of the Company Leased Real Property are adequately maintained in all material respects and are in good operating condition and repair, ordinary wear and tear excepted, for the requirements of the businesses of the Company and its each of its Subsidiaries as currently conducted.

(d)  The Company or its Subsidiaries enjoys peaceful and undisturbed possession under all such Leases for Company Leased Real Property, except where the lack of such peaceful and undisturbed possession, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.19Intellectual Property.

(a)  As used herein, the term “Intellectual Property” means all intellectual property rights arising under the laws of the United States or any other jurisdiction, including, but not limited to, the following: (i) trade names, trademarks and service marks (registered and unregistered), domain names, trade dress and similar rights and applications to register any of the foregoing (collectively, “Marks”); (ii) patents and patent registrations and applications, rights to use and rights in respect of utility models or industrial designs and invention disclosures, and all reissues, divisionals, re-examinations, corrections, renewals, extensions, provisionals, PCTs, continuations and continuations in-part thereof, and other derivatives and certificates associated therewith (collectively, “Patents”); (iii) copyrights, materials subject to copyright protection, and registrations and applications therefor (collectively, “Copyrights”); and (iv) know‑how, inventions, discoveries, methods, processes, technical data, specifications, research and development information, technology, data bases and other proprietary or confidential information, including customer lists, in each case that derives economic value (collectively, “Trade Secrets”).  As used in this Section 3.19 or in the Company Disclosure Letter, the term “Company Trade Secrets” means (i)  all Trade Secrets owned by, or licensed to, the Company or any of its Subsidiaries, and (ii) all Trade Secrets with respect to which the Company or any of its Subsidiaries has a right to use.  As used herein, the term “Technology” means all tangible items related to or constituting, disclosing, or embodying any Intellectual Property, including any or all of the following: Patents, Marks, Copyrights, Trade Secrets, technology, information, know how, inventions (whether or not patented or patentable), discoveries, improvements, show how, techniques, mask works, designs, design rules, algorithms, routines, models, methodologies, software and computer programs (whether in source code or object code), files, compilations, including any and all data and collections of data, databases processes, prototypes, devices, schematics, netlists, test methodologies, development work and tools and all user documentation. As used herein, the term “Company Technology” means Technology used by, distributed by, owned by, or licensed to, the Company or any of its Subsidiaries.

(b)  Section 3.19(b)(1) of the Company Disclosure Letter sets forth an accurate and complete list of all Marks owned by, or licensed to, the Company or any of its Subsidiaries

(collectively, “Company Marks”). Section 3.19(b)(2) of the Company Disclosure Letter sets forth an accurate and complete lists of (i) all Patents owned by, or licensed to, the Company or any of its Subsidiaries, and (ii) all Patents with respect to which the Company or any of its Subsidiaries has a right to use (collectively, “Company Patents”). Except as set forth on the Company Disclosure Letter, none of the Company Patents licensed to the Company or any of its Subsidiaries or the Company Patents to which the Company or any of its Subsidiaries has a right to use, is necessary for the Company or any of its Subsidiaries to conduct the business of the Company or any of its Subsidiaries in a manner consistent with past practices or as currently contemplated, including the use or other exploitation of the Company IP and Company Technology.  Section 3.19(b)(3) of the Company Disclosure Letter sets forth an accurate and complete list of all registered or material Copyrights owned by, or licensed to, the Company or any of its Subsidiaries (collectively, “Company Copyrights”) and, together with the Company Trade Secrets, the Company Marks, the Company Patents, collectively the “Company IP”). Sections 3.19(b)(1)-(3) of the Company Disclosure Letter indicate with respect to Company Marks, Company Patents and Company Copyrights, as applicable, those that are licensed to the Company or any of its Subsidiaries or as to which the Company or any of its Subsidiaries has a right to use. To the Knowledge of the Company, no Company IP has been or is now involved in any interference, reissue, reexamination, opposition, nullity or cancellation proceeding and, to Knowledge of the Company, no such action is or has been threatened with respect to any of the Company IP.  The Company IP owned by the Company or any of its Subsidiaries and, to the Knowledge of the Company, the Company IP not owned by the Company or any of its Subsidiaries, is subsisting.  To the Knowledge of the Company, the Company IP (excluding any pending patent applications included in the Company IP and other than Company IP not owned by the Company or any of its Subsidiaries) is valid and enforceable and, except as set forth on Section 3.19(b)(4) of the Company Disclosure Letter, no written notice or claim or, to the Knowledge of the Company, oral notice or claim, has been received by the Company or any of its Subsidiaries, challenging the validity or enforceability or alleging the misuse of any of the Company IP or Company Technology. Neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that would reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Company IP.  All filing, examination, issuance, post registration and maintenance fees and the like that have come due and are required to maintain, preserve or renew any of the Company IP owned by the Company or any of its Subsidiaries have been timely paid.  Except as set forth on Section 3.19(b)(5) of the Company Disclosure Letter, since January 1, 2013, with respect to the Company IP owned by the Company or any of its Subsidiaries, there are no filings, payments or other actions that were required to have been, or are required to be, made or taken, but which have not been made or taken, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions, documents, applications or certificates, to obtain, maintain, preserve or renew any Company IP owned by the Company or any of its Subsidiaries.

(c)  Each of the Company and its Subsidiaries have taken such steps as are sufficient to ensure the protection of their rights in the Company IP and Company Technology and to maintain the confidentiality of all of the Trade Secrets of the Company or any Subsidiaries. All current or former employees, consultants and contractors of the Company or any of its Subsidiaries who have participated in the creation of any Company IP or Company Technology have entered into customary proprietary information, confidentiality and assignment agreements in favor of the Company or its Subsidiaries, as applicable (true, correct and complete copies of all such agreements having previously been provided to Parent), which such agreements effectively and irrevocably assign to the Company or its Subsidiary, as applicable, all right, title, and interest in and to all Company IP and Company Technology.

(d)  None of the Company IP and Technology that is owned by the Company or any of its Subsidiaries and, to the Knowledge of the Company, none of the Company IP not owned by the Company or any of its Subsidiaries and none of the Technology that is not owned by the Company or any of its Subsidiaries, is subject to any outstanding order, judgment, or stipulation restricting the use or exploitation thereof by the Company or any of its Subsidiaries or, from and after the Effective Time, by Parent or the Surviving Company or any of their respective Subsidiaries.

(e)  The execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not result in, the loss or impairment of, or give rise to any right of any third party to terminate or re-price or otherwise modify any of the Company’s or any of its Subsidiaries’ rights or obligations to or under any Company IP, Company Technology or any Material Contract as defined in Section 3.16(a)(viii) of this Agreement. The Company’s and its Subsidiaries’ license rights or other rights to use Intellectual Property or Technology owned by a Person shall be exercisable by the Surviving Company or one or more of the such Subsidiaries on and after the Closing to the same extent used by the Company and its Subsidiaries prior to the Closing. Except as set forth on Section 3.19(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has granted to any Person any rights to or under any Company IP or Company Technology. All milestones, obligations, and other conditions set forth in any agreements under which the Company or any of its Subsidiaries derives exclusive or non-exclusive rights to use any Company IP or Company Technology, whether by license, right to use or otherwise, that are required to be satisfied or performed in order for the Company or its Subsidiaries or the Surviving Company to retain those rights so derived have been timely satisfied and all such exclusive or non‑exclusive rights, as applicable, remain in full force and effect and will after the consummation of the transactions contemplated hereby, remain in full force and effect.

(f)  The Company or one or more of its Subsidiaries owns all right, title and interest to the Company IP and Company Technology (other than Company IP and Technology licensed to the Company or any of its Subsidiaries), in each case, free and clear of all Liens other than (i) Permitted Liens and (ii) and those Liens set forth on Section 3.18(a) of the Company Disclosure Letter, and neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company or any of its Subsidiaries oral, notice or claim challenging the Company’s or any of its Subsidiaries’ ownership of or right to use any such Company IP or Company Technology. No loss, impairment or expiration of any Company IP or Company Technology has occurred or is pending or threatened.

(g)  The conduct of the Company’s and the Subsidiaries’ business as currently conducted, including the use or other exploitation of the Company IP and Company Technology, has not infringed, misappropriated, diluted or violated, and does not and, following the consummation of the Merger and the other transactions contemplated hereby, will not, infringe, misappropriate, dilute or violate any Intellectual Property or Technology (other than Patents) of any Person or constitute unfair competition or unfair trade practices under the laws of any jurisdiction, and neither the Company nor any of its Subsidiaries has received any written notice or claim or, to the Knowledge of the Company or any of its Subsidiaries, oral notice or claim asserting or suggesting that any such infringement, misappropriation, violation, dilution, unfair competition or unfair trade practice has occurred, nor, to the Knowledge of the Company or any of its Subsidiaries, is there any reasonable basis for making any such claim. To the Knowledge of the Company, the conduct of the Company’s and the Subsidiaries’ businesses as currently conducted, including the use or other exploitation of the Company IP and Company Technology, has not infringed and does not and, following the consummation of the Merger and the other transactions contemplated hereby, the Surviving Company’s and Parent’s conduct of business consistent with the past practices of, or as currently contemplated by, the Company and its Subsidiaries, will not, infringe any Patent of any Person and neither the Company nor any of its Subsidiaries has received any written notice or claim or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any such infringement has occurred, nor, to the Knowledge of the Company, is there any reasonable basis for making any such claim.  To the Knowledge of the Company, (i) no third party is misappropriating or infringing the Company IP or Company Technology and (ii) no current or former employee or consultant of the Company nor any third party has made any unauthorized disclosure of any Trade Secrets of the Company or any of its Subsidiaries.  The Company and its Subsidiaries possess all Intellectual Property and Technology rights, without any royalty or other payment obligation, necessary to use and exploit all Company IP and Company Technology used in, and in the conduct of, the business of the Company and its Subsidiaries as currently conducted and as currently contemplated to be conducted, and after the consummation of the transactions contemplated hereby, the Surviving Company and its Subsidiaries will possess all Intellectual Property and Technology rights necessary to conduct the business of the Surviving Company and its Subsidiaries as currently conducted by, and as currently contemplated by, the Company and its Subsidiaries.

(h)  At no time during the conception, development, or reduction to practice of any Company IP or Company Technology owned by the Company or any of its Subsidiaries was any developer, inventor or other contributor to such Company IP or Company Technology operating under any funding or grants from any Governmental Authority or private source, performing research sponsored by any Governmental Authority or private source, used, directly or indirectly, facilities, or personnel of any Governmental Authority or any public or private university, college, or other educational or research institution, or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party. There exists no Technology that was conceived, developed or reduced to practice by current or former employees, contractors, or consultants of the Company or any of its Subsidiaries prior to their beginning employment or consultation with the Company or such Subsidiary that have been or are intended to be incorporated into any of the Company IP or Company Technology, including for the avoidance of doubt any products of the Company or any of its Subsidiaries, other than any such Technology that has been validly and irrevocably assigned or licensed to the Company or its Subsidiaries, as applicable, by written agreement.

(i)  To the Knowledge of the Company, there has been no prior use of any Company Mark adopted by the Company or any of its Subsidiaries by any third party that would confer upon such third party superior rights in such Company Mark.

3.20Products.  Since the date of the Latest Company Balance Sheet, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any distributor of the Company or any of its Subsidiaries, has received a claim for or based upon (i) breach of product or service warranty or guaranty or similar claim, (ii) strict liability in tort, (iii) negligent design of product, negligent provision of services or (iv) any other complaint or allegation of liability, including or arising from the materials, design, testing, manufacture, packaging, labeling (including instructions for use), or sale of its products or from the provision of services, in each case that would result in material liability to the Company and its Subsidiaries in excess of the warranty reserve reflected on the Company’s financial statements.

3.21Accounts Receivable.  All of the accounts receivable of the Company and each of its Subsidiaries reflected on the Latest Company Balance Sheet: (i) represent sales actually made or transactions actually effected in the ordinary course of business for goods or services delivered or rendered to unaffiliated customers in bona fide arm’s length transactions, and (ii) constitute valid claims (in each case net of the applicable reserves reflected on the Latest Company Balance Sheet).

3.22Inventories.  All inventories of the Company and each of its Subsidiaries, including without limitation any inventories on consignment, consist of items of merchantable quality and quantity usable or saleable (free of any material defect or deficiency) in the ordinary course of business, conform to the specifications established therefor, and have been manufactured in accordance with applicable regulatory requirements.  No material portion of the inventories, materials and supplies of the Company and each of its Subsidiaries are obsolete, damaged, slow-moving, defective or excessive.

3.23Related Party Transactions.  Except as set forth on Section 3.23 of the Company Disclosure Letter, no present or former director, executive officer, stockholder owning five percent (5%) or more of the shares of Company Capital Stock, or Affiliate of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Related Party”), is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective material properties or assets or has engaged in any transaction with any of the foregoing within the last twelve (12) months or that has continuing obligations and in which any Related Party had, has or will have a direct or indirect material interest, other than ownership of Company Capital Stock, employment or equity-incentive compensation and benefits payable to directors, executive officers and employees of the Company and its Subsidiaries.  To the Knowledge of the Company, no Related Party of the Company or any of its Subsidiaries owns, directly or indirectly, on an individual or joint basis, any interest in any material respect, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of the Company or any of its Subsidiaries, or any organization which has a Material Contract with the Company or any of its Subsidiaries.

3.24Brokers.  No broker, investment banker, financial advisor or other Person, other than Piper Jaffray & Co., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates.

3.25Exclusivity of Representations and Warranties.  Except as expressly set forth in this Agreement, neither the Company nor any of its Affiliates or representatives is making any representation or warranty on behalf of the Company of any kind or nature whatsoever, oral or written, express or implied (including, but not limited to, any relating to financial condition, results of operations, prospects, assets or liabilities of the Company and its Subsidiaries), and, except as expressly set forth in this Agreement, the Company hereby disclaims any and all such other representations and warranties and any liability based thereon; provided,  however,  that with respect to claims for Company-Related Fraud, the limitation with respect to the representations and warranties on behalf of the Company and the disclaimer with respect representations and warranties and any liability based thereon that are set forth in the preceding portion of this Section 3.25 or elsewhere in this Agreement shall not apply, shall have no effect and shall be disregarded as if it had been deleted from this Agreement.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure schedules delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub jointly and severally represent and warrant to the Company that:

4.1Organization, Standing and Power.  Each of Parent and Merger Sub (a) is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and (b) has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.2Authority.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

4.3No Conflict; Consents and Approvals.

(a)  The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and, assuming that all consents, approvals, authorizations and other actions described in this Section 4.3 have been obtained and all filings and obligations described in this Section 4.3 have been made, the consummation of the Merger and compliance by each of Parent and Merger Sub with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent or Merger Sub under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the certificate of incorporation or bylaws of Parent or Merger Sub, each as amended to date, (ii) any material Contract to which Parent or Merger Sub is a party by which Parent, Merger Sub or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 4.3(b), any material Law or any rule or regulation of the NYSE applicable to Parent or Merger Sub or by which Parent, Merger Sub or any of their respective properties or assets may be bound.

(b)  No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Authority is required by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) such filings and reports as required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities and “blue sky” laws, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, as required by the DGCL, (iii) any filings and approvals required under the rules and regulations of the NYSE, and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.4Capitalization.

(a)  As of December 17, 2015, the authorized capital stock of Parent consists of (i) 75,000,000 shares of Parent Common Stock, of which 29,764,880 shares are issued, 28,500,303 shares are issued and outstanding, and 1,264,577 shares are held in treasury, and (ii) 5,000,000 shares of preferred stock of Parent, of which no shares are issued or outstanding. As of December 17, 2015, there are (i) outstanding employee stock options to purchase an aggregate of 1,898,351 shares of Parent Common Stock (of which options to purchase an aggregate of 1,303,517 are exercisable), (ii) restricted stock unit awards with respect to an aggregate of 103,563 shares of Parent

Common Stock and (iii) performance stock unit awards with respect to an aggregate of 134,929 shares of Parent Common Stock. All of the issued and outstanding shares of Parent Common Stock are duly authorized, validly issued and fully paid and nonassessable and all shares of Parent Common Stock that may be issued pursuant to any stock option will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and fully paid, and, in each case, are and will be free and clear of any preemptive rights, restrictions on transfer (other than restrictions under applicable federal, state and other securities laws) or Liens (other than Permitted Liens).

(b)  The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien.

4.5Financing.  On or prior to the date hereof, Parent has delivered to the Company a debt commitment letter from its current Financing Sources (the “Debt Commitment Letter”) for the Financing in amounts that, together with Parent’s cash and cash equivalents, are sufficient to fund the payment of the cash portion of the Estimated Purchase Price and deductions therefrom required to be paid or otherwise funded by Parent at the Closing, and the payment of all fees and expenses incurred in connection therewith. As of the date hereof, the Debt Commitment Letter remains in full force and effect, without modification or amendment, and Parent has not received any written notice of any Financing Source’s intent to terminate, modify or amend the Debt Commitment Letter.  The Debt Commitment Letter constitutes valid and binding obligations of Parent and Merger Sub and, to the Knowledge of Parent, each other party thereto, enforceable against such party in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity, and further limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies).  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (1) constitute a default or breach of any provision of the Debt Commitment Letter on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other party thereto, (2) to the Knowledge of Parent, result in a failure of any condition to the Financing, or (3) to the Knowledge of Parent, otherwise result in any portion of the Financing being unavailable at the Closing. As of the date hereof, and other than as set forth on Section 4.5 of the Parent Disclosure Letter, there are no side letters or other agreements, Contracts or arrangements to which Parent or any of its Affiliates is a party related to the funding of the full amount of the Financing that could materially and adversely affect the availability of the Financing.

4.6Vote/Approval Required.  No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby. The vote or consent of Parent as the sole stockholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement and the Merger.

4.7SEC Reports.

(a)  Parent has filed all required forms, reports and documents with the SEC since January 1, 2012 (“Parent SEC Documents”), and each of such Parent SEC Documents complied at the time of filing (or if amended or superseded by a filing prior to the date of this Agreement, then as of the date of such filing) in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes‑Oxley Act, as in effect on the dates such forms, reports and documents were filed. None of the Parent SEC Documents contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not materially misleading, except to the extent superseded or amended by a Parent SEC Document filed subsequently and prior to the date hereof. The consolidated financial statements of Parent included in the Parent SEC Documents (i) have been prepared in all material respects in accordance with GAAP and (ii) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (except in each case as may be indicated in the notes thereto and except that unaudited financial statements are subject to normal year‑end adjustments that did not have and would not, individually or in the aggregate, have a Parent Material Adverse Effect, and do not contain footnotes to the extent permitted by Form 10‑Q of the Exchange Act).

(b)  Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent’s periodic and current reports under the Exchange Act, is made known to Parent’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable securities Law, presented in any applicable Parent SEC Document that is a report on Form 10‑K or Form 10‑Q of the Exchange Act, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(c)  Parent and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of the Parent’s financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

4.8Absence of Certain Changes or Events.  Except as and to the extent set forth in Section 4.8 of the Parent Disclosure Letter and before the date hereof, since the date of the latest balance sheet included in the Parent SEC Documents and through the date of this Agreement: (a) the Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect; and (c) neither the Parent nor any of its Subsidiaries has suffered any loss, damage, destruction or other casualty affecting any of its material properties or material assets, whether or not covered by insurance.

4.9Compliance with Laws and Permits.  The Parent and each of its Subsidiaries have in effect all permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders, approvals and similar authorizations (collectively, “Parent Permits”) of all Governmental Authorities necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, except where the failure to maintain in effect such Parent Permits would not reasonably be expected to have a Parent Material Adverse Effect, and no suspension, cancellation or other lapse of any such Parent Permit is pending by or at the behest of any Governmental Authority or other Person, or to the knowledge of the Parent, threatened. All of such Parent Permits are currently in full force and effect, except where the failure to maintain such Parent Permits in full force and effect would not reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2012, neither Parent nor any of its Subsidiaries has been in violation of (i) any Parent Permits or (ii) any applicable Law, except for such violations as would not reasonably be expected to have a Parent Material Adverse Effect.

4.10Intellectual Property.  Except as and to the extent set forth in Section 4.10 of the Parent Disclosure Letter, Parent and its Subsidiaries own or possess adequate rights to use all material Intellectual Property necessary for the conduct of their respective businesses, and Parent has not received any written notice or claim asserting that any Intellectual Property owned by Parent infringes, misappropriates, dilutes or violates any Intellectual Property owned by any third party or constitutes unfair competition or unfair trade practices under any applicable Law, except for such matters as would not reasonably be expected to have a Parent Material Adverse Effect.

4.11Taxes.  To the Knowledge of Parent, and except as would not reasonably be expected to result in a Parent Material Adverse Effect, (a) each of Parent and its Subsidiaries (i) has timely filed (or has had timely filed on its behalf) all material Tax Returns required to be filed by it (after giving effect to any filing extension properly granted by a Governmental Authority having authority to do so) and all such Tax Returns are accurate and complete in all material respects or has established adequate reserves with respect to Taxes due and payable pursuant to such Tax Returns, (ii) has paid (or Parent has paid on its behalf) or established adequate reserves for all material Taxes of it (whether or not shown on any Tax Return) that are due and payable, (b) neither Parent nor any Subsidiary of Parent has been notified of any pending audit, examination, or other proceeding in respect of material Taxes, (c) no requests for waivers of the time to assess any such Taxes have been agreed to or are pending, (d) no claim has been made by any Tax authority, in a jurisdiction where Parent or any Subsidiaries of Parent do not file a Tax Return, stating that any such entity is or may be subject to taxation by that jurisdiction for Taxes that would be covered by the subject of such Tax Return, (e) there are no Liens for Taxes (other than for current Taxes not yet due and payable or Taxes the validity or amount of which being contested in good faith by appropriate proceedings) on any assets of Parent or any Subsidiary of Parent and (f) neither Parent nor any of its Subsidiaries has engaged in any transaction that has given rise to or would reasonably be expected to give rise to a disclosure obligation as a “listed transaction” under Section 6011 of the Code and the regulations promulgated thereunder.

4.12Brokers.  Except for Canaccord Genuity Inc., no broker, investment banker, financial advisor or other Person, the fees and expenses of which will be paid by the Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Parent or any of its Affiliates.

4.13Issuance of Parent Common Stock.  The shares of Parent Common Stock to be issued pursuant to Article II of this Agreement upon consummation of the Merger (the “Share Issuance”) have been duly authorized and when issued in accordance with the terms of this Agreement will have been validly issued and will be fully paid and non-assessable and the issuance thereof will not be subject to any preemptive rights. The Share Issuance does not require the vote or approval of the shareholders of Parent under the rules of NYSE.

4.14Private Placement.  Assuming the accuracy of the factual representations made in the Joinder Agreements and in the Accredited Investor Questionnaires delivered to Parent by each holder of Preferred Stock that is an Accredited Investor, no registration under the Securities Act is required for the offer and issuance of the Parent Common Stock by Parent as contemplated hereby.  The issuance and sale of the Parent Common Stock hereunder does not and will not contravene the rules and regulations of the NYSE.

4.15Registration Rights.  Parent has not granted or agreed to grant to any Person any rights (including “piggy back” registration rights) to have any securities of the Parent registered with the SEC or any other governmental authority that would be superior to or otherwise conflict with the registration rights granted by Parent pursuant to the Registration Rights Agreement.

4.16Listing Requirements.  Parent’s Common Stock is registered pursuant to Section 12(b) of the Exchange Act and the Parent Common Stock to be issued hereunder will be listed on the NYSE upon issuance thereof, and Parent has not taken any action designed to result in the termination of the registration of Parent’s Common Stock under the Exchange Act or the delisting of Parent’s Common Stock from the NYSE.  Parent is in compliance with the applicable listing rules of the NYSE and has not received any notice from the NYSE asserting any non-compliance with such rule which has not been resolved prior to the date of this Agreement.

4.17Accountants; No Disagreements with Accountants.  Parent’s accounting firm is a registered public accounting firm as required by the Exchange Act.  There are no disagreements presently existing between Parent or any of its Subsidiaries and its independent auditing firms that would be required to be publicly disclosed.

4.18Application of Takeover Protections.  Parent and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under Parent’s certificate of incorporation (or similar charter documents) or the laws of its state of incorporation that is or would become applicable as a result of the Parent’s issuance of the Parent Common Stock issuable pursuant to this Agreement.

4.19Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the Merger.  Merger Sub has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

4.20Information Statements.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion in the Information Statements or any other similar document provided to Holders in connection with the transactions contemplated hereby, including without limitation information provided pursuant to Section 280G of the Code as it relates to payments by Parent, will, at the time it is first published, sent or given to the Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, Parent makes no representation or warranty with respect to statements included or incorporated by reference in the Information Statements based on information supplied by or on behalf of the Company or its Subsidiaries specifically for inclusion in the Information Statements.

4.21Exclusivity of Representations and Warranties.  Except as expressly set forth in this Agreement, neither Parent, Merger Sub, nor any of their respective Affiliates or representatives is making any representation or warranty on behalf of Parent or Merger Sub of any kind or nature whatsoever, oral or written, express or implied (including, but not limited to, any relating to financial condition, results of operations, prospects, assets or liabilities of the Parent or Merger Sub), and, except as expressly set forth in this Agreement, each of Parent and Merger Sub hereby disclaims any and all such other representations and warranties and any liability based thereon; provided,  however, that with respect to claims for Parent-Related Fraud, the limitation with respect to the representations and warranties on behalf of Parent and the disclaimer with respect representations and warranties and any liability based thereon that are set forth in the preceding portion of this Section 4.21 or elsewhere in this Agreement shall not apply, shall have no effect and shall be disregarded as if it had been deleted from this Agreement.

Article V
COVENANTS

5.1Access to Information and Facilities.  From the date of this Agreement until the earlier of the Effective Time or the date this Agreement is terminated (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, give Parent and Merger Sub and Parent’s and Merger Sub’s representatives reasonable access during normal business hours to the offices, facilities, books and records of the Company and each of its Subsidiaries, and shall make the officers and employees of the Company and each of its Subsidiaries available to Parent and Merger Sub and their representatives, in a manner so as to not unreasonably interfere with the normal business operations of the Company or its Subsidiaries, as Parent, Merger Sub and their representatives shall from time to time reasonably request; provided,  however, that nothing herein shall require the Company to provide access or to disclose any information to Parent if such access or disclosure would be in violation of applicable Laws (provided that the Company make alternative arrangements, to the extent permissible, to provide such access or disclosure in a way that does not violate applicable Laws). If any of the information or material furnished pursuant to this Section 5.1 includes material or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened Litigation or governmental investigations, each party hereto understands and agrees that the parties hereto have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties hereto that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege.  All such information provided by the Company that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and the joint defense doctrine.  Any information disclosed pursuant to this Section 5.1 shall be subject to the terms of the Confidentiality Agreements.

5.2Preservation of Company Business.  During the Interim Period, except (a) as required or expressly permitted by this Agreement, (b) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (c) as required by applicable Law, or (d) as set forth in Section 5.2 of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, be operated only in the ordinary course of business and consistent with past practice, and preserve intact their respective businesses and the assets, including, but not limited to: (1) maintaining its material assets and properties in the ordinary course of business in substantially the same manner historically maintained, reasonable wear and tear, damage by fire and other casualty excepted; (2) promptly repairing, restoring or replacing all material assets and properties in the ordinary course of business consistent with past practice; (3) upon any damage, destruction or loss to any of its material assets or properties, applying any and all insurance proceeds, if any, received with respect thereto to the prompt repair, replacement and restoration thereof as reasonably necessary for the operation of the business of the Company and its Subsidiaries, subject to the terms of any Leases and agreements governing the Indebtedness of the Company and its Subsidiaries; (4) complying in all material respects with all applicable Laws; (5) taking all actions necessary to be in compliance in all material respects with all Material Contracts and to maintain the effectiveness of all Permits; (6) notifying Parent in writing of the commencement of any Litigation by or against the Company or any of its Subsidiaries; and (7) paying all accounts payable and pursuing collection of its accounts receivable in the ordinary course of business, consistent with past practices.  Furthermore, during the Interim Period, the Company shall not, and shall cause its Subsidiaries not to, except (i) as required or expressly permitted by this Agreement, (ii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed, except as provided in Section 5.2(k)), (iii) as required by applicable Law, or (iv) as set forth in in one or more corresponding subsections of Section 5.2 of the Company Disclosure Letter:

(a)  amend or otherwise change their respective Organizational Documents;

(b)  sell, lease, transfer, license, assign or otherwise dispose of any asset, other than the commercial sale of inventory on arm’s length terms in the ordinary course of business consistent with past practice;

(c)  (i) grant any current or former director, officer, employee or independent contractor of the Company or its Subsidiaries any increase in compensation, bonus or other benefits, or any such grant of any amount of any type of compensation or benefits to any current or former director, officer, employee or independent contractor of the Company or its Subsidiaries, or pay any bonus of any kind or amount to any current or former director, officer, employee or independent contractor, (ii) grant any current or former director, officer, employee or independent contractor of the Company or its Subsidiaries any severance, change in control or termination pay, or modifications thereto or increases therein, (iii) grant or amend any equity or equity-based award (including stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Benefit Plan or awards made thereunder) except as required to comply with any applicable Law or any Benefit Plan in effect as of the date hereof, (iv) adopt or enter into any collective bargaining agreement or other labor union contract, (v) take any action to accelerate the vesting or payment of any compensation or benefit under any Benefit Plan, or (vi) adopt any new Benefit Plan or amend or modify or terminate any existing Benefit Plan, in each case for the benefit of any current or former director, officer, employee or independent contractor of the Company or its Subsidiaries, other than as required by applicable Law; provided,  however, that the foregoing provisions of clause (vi) shall not apply to any “at will” offer letters or employment agreements with employees hired after the date hereof in the ordinary course of business consistent with past practice;

(d)  except for the issuance of shares of Common Stock upon exercise of Options outstanding as of the date hereof in accordance with the terms thereof, issue, sell or grant options, warrants or rights to purchase or subscribe to, enter into any arrangement or contract with respect to the issuance or sale of, or redeem, repurchase or otherwise acquire, any shares of capital stock of the Company or any Subsidiary or make any changes (by split, combination, reorganization, reclassification or otherwise) in the capital structure of the Company or any of its Subsidiaries;

(e)  incur, create, assume or otherwise become liable for, any Indebtedness, or amend, modify or refinance any of the same, other than borrowings and other obligations under existing credit facilities of the Company and its Subsidiaries to fund working capital expenses of, and issue letters of credit for the account of, the Company and its Subsidiaries in the ordinary course of business consistent with past practice;

(f)  create or incur any Lien on any assets of the Company or any of its Subsidiaries, other than Permitted Liens;

(g)  declare, set aside or pay any dividend or other distribution (whether in cash, assets, capital stock or otherwise) with respect to the capital stock of the Company;

(h)  split, combine, subdivide or reclassify any of the capital stock, other equity interests or securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or securities, in each case of the Company or any of its Subsidiaries, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for the capital stock, other equity interests or securities of the Company of any of its Subsidiaries;

(i)  repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or other equity interests or securities of the Company or any of its Subsidiaries, or any securities convertible into or exchangeable or exercisable for any such capital stock, equity interests or securities, or any warrants, calls, options or other rights to acquire any such capital stock, equity interests or securities, other than the repurchase of unvested shares of Common Stock from terminated service providers;

(j)  merge or consolidate with any other Person or acquire a material amount of stock or assets of any other Person or effect any business combination, recapitalization or similar transaction (other than the Merger);

(k)  except in the ordinary course of business consistent with past practice, (i) enter into, transfer or terminate, or materially modify or amend, or (ii) release, assign or otherwise change any material rights under or (iii) waive any material right under or discharge any other party of any material obligation under, any Material Contract; provided,  however, that neither the Company nor or any of its Subsidiaries shall modify or enter into any new distribution agreement, even if in the ordinary course of business consistent with past practice, without Parent’s prior written consent, which may be withheld by Parent for any reason in its sole discretion;

(l)  make any loan, advance or capital contribution to or investment in any Person, other than loans or advances by any Subsidiary of the Company to another Subsidiary of the Company, in the ordinary course of business consistent with past practice;

(m)  acquire or dispose of any real property or any direct or indirect interest in any real property;

(n)  make any material change to its accounting methods, policies or practices with respect to the maintenance of books of account and records, except as required by GAAP or applicable Law;

(o)  (i) make, change or revoke any material Tax election, (ii) change any Tax accounting period or any material method of Tax accounting, (iii) amend in any material respect any Tax Return, (iv) enter into any “closing agreement” within the meaning of Section 7121(a) of the

Code (or any similar provision of state, local or foreign Law) or other material agreement with any Taxing Authority or request any ruling from any Taxing Authority that would have binding effect on the Company or any of its Subsidiaries after the Closing, (v) settle or compromise any material Tax claim or Tax Proceeding or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, (vi) enter into any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than customary provisions in commercial arrangements entered into in the ordinary course of its business and the primary purpose of which is not related to Taxes) or (vii) consent to any extension or waiver of any statute of limitations or period for assessment or collections of any material Taxes;

(p)  make any capital expenditures or commitments for capital expenditures in excess of $20,000 individually or in excess of $50,000 in the aggregate, except as set forth in Section 5.2(p) of the Company Disclosure Letter;

(q)  except as required by applicable Law or judgment of a court of competent jurisdiction, (i) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the Latest Company Balance Sheet (for amounts not in excess of such reserves), (ii) cancel or materially modify any Indebtedness or (iii) waive, release, grant or transfer any right of material value;

(r)  commence any Litigation (other than as a result of Litigation commenced against the Company or any of its Subsidiaries), or compromise, settle or agree to settle any Litigation (including any relating to this Agreement or the transactions contemplated hereby);

(s)  adopt or enter into a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(t)  fail to keep in force materially relevant insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations and activities of the Company and or any of its Subsidiaries substantially equivalent to those currently in effect);

(u)  renew or enter into any non‑compete, exclusivity, non‑solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries;

(v)  enter into any new line of business outside of its existing businesses;

(w)  materially modify the standard warranty terms for products sold by the Company or any of its Subsidiaries or materially amend or modify any product warranties in effect as of the date hereof in any manner that is adverse to the Company or any of its Subsidiaries;

(x)  (i) allow the Company’s or any of its Subsidiaries’ trade secrets or other confidential information relating to the Company’s or any of its Subsidiaries’ existing products or products currently under development and other material trade secrets to be disclosed (other than under appropriate non‑disclosure agreements and other than publication of patent applications through prosecution); or (ii) allow the Company’s or any of its Subsidiaries’ Intellectual Property rights relating to the Company’s or any of its Subsidiaries’ existing products or products currently under development to be abandoned, or otherwise to lapse or become unavailable to the Company or any of its Subsidiaries on the same terms and conditions as such rights were available to the Company and each of its Subsidiaries as of the date of this Agreement;

(y)  knowingly take any action (or omit to take any action) if such action (or omission) could reasonably be expected to result in any condition to the Merger set forth in Articles VI or VII not being satisfied; or

(z)  authorize any of, or agree or commit to do any of, the foregoing actions.

5.3Preservation of Parent Business.  During the Interim Period, other than as required or expressly permitted by this Agreement, with the prior written consent of the Company, as required by applicable Law, as set forth in Section 5.3 of the Parent Disclosure Letter, or as would not reasonably be expected to result in a Parent Material Adverse Effect, Parent shall operate, and shall cause its Subsidiaries to be operated, in the ordinary course of business and consistent with past practice, and preserve intact their businesses and their assets. Furthermore, during the Interim Period, Parent shall not, and shall cause its Subsidiaries not to, other than as otherwise required or expressly permitted by this Agreement, with the prior written consent of the Company, as required by applicable Law or as set forth in Section 5.3 of the Parent Disclosure Letter:

(a)  amend or otherwise change its Organizational Documents, except as would not reasonably be expected to result in a Parent Material Adverse Effect;

(b)  reclassify, split, combine or subdivide the Parent Common Stock, except to the extent that Parent similarly adjusts the Parent Common Stock issuable at the Closing pursuant to this Agreement to reflect any such action;

(c)  declare, set aside or pay any dividend or other distribution (whether in cash, assets, capital stock or otherwise) with respect to the Parent Common Stock, except to the extent that Parent sets aside, for payment to the Stockholders at the Closing, a proportionate amount of consideration to be paid in such dividend or distribution to the Stockholders as though they had held the shares of Parent Common Stock at the time that such dividend or distribution was declared, set aside or paid that they will hold after the Closing;

(d)  merge or consolidate with any other Person or acquire a material amount of stock or assets of any other Person or effect any business combination, recapitalization or similar transaction (other than the Merger) other than as would not reasonably be expected to result in a Parent Material Adverse Effect;

(e)  adopt or enter into a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger), except as would not reasonably be expected to result in a Parent Material Adverse Effect; or

(f)  authorize any of, or agree or commit to do any of, the foregoing actions.

5.4Exclusivity.  During the Interim Period, except as otherwise provided herein, the Company and its Affiliates shall not, and shall cause their Subsidiaries and their respective Representatives not to, directly or indirectly, solicit, initiate, knowingly encourage or assist, or respond to the submission of any proposal or offer from any Person relating, with respect to the Company or any of its Subsidiaries, to any (i) liquidation, dissolution or recapitalization, (ii) merger or consolidation, (iii) acquisition or purchase of all or a significant portion of the assets of, or any equity interest in, the Company or any of its Subsidiaries or (iv) similar transaction or business combination (a “Competing Transaction”), nor participate in any or continue any ongoing discussions or negotiations regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage, any effort or attempt by any Person to pursue or effect a Competing Transaction or enter into any agreement with respect to a Competing Transaction.  The Company shall, and shall instruct all Representatives acting on its and its Affiliates’ behalf to immediately cease any existing activities, discussions and negotiations with any Persons with respect to any of the foregoing.  Immediately upon the commencement of the Interim Period, the Company shall instruct each Person (other than Parent, Merger Sub and their representatives) in possession of confidential information about the Company or any of its Subsidiaries that was furnished pursuant to a confidentiality agreement within the prior twelve (12) months in connection with any actual or potential Competing Transaction or other proposal by such Person to acquire the Company or any of its Subsidiaries (or any portion thereof) to promptly return or destroy all such information, subject to the terms of such confidentiality agreement.

5.4Efforts; Consents; Updated Financial Statements.

(a)  Subject to the terms and conditions hereof, each party hereto shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated hereby as promptly as practicable, including using reasonable best efforts to obtain or make all necessary or appropriate filings required under applicable Law and to lift any injunction or other legal bar to the consummation of the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement.  None of the parties shall knowingly take or cause any action which such party reasonably expects is likely to materially delay or prevent consummation of the transactions contemplated by this Agreement.

(b)  The Company shall use commercially reasonable efforts to obtain any consents required pursuant to the Material Contracts in connection with the consummation of the transactions contemplated by this Agreement, and Parent shall use commercially reasonable efforts to cooperate with the Company in such efforts.  Any amounts incurred by the Company or its Subsidiaries or reasonably incurred by Parent, in each case pursuant to the terms of existing agreements, to obtain consents set forth on Section 2.2(b)(vii) of the Company Disclosure Letter shall be Transaction Costs.

(c)  Prior to the Closing the Company will use commercially reasonable efforts to cooperate with Parent in, and following the Closing Parent will use commercially reasonable efforts to make, any further necessary revisions to the Company Financial Statements (and any financial statements delivered pursuant to the following paragraph) that are necessary to ensure that such financial statements meet the requirements of Regulation S-X under the Exchange Act as required to file the Company Financial Statements in a Current Report on Form 8-K and in a Registration Statement on Form S-3 and preliminary and final prospectuses included therein necessary for Parent to register the shares of Parent Common Stock issued in connection with the Merger pursuant to the terms of the Registration Rights Agreement.

(d)  If the Closing does not occur on or prior to January 31, 2016, the Company shall use reasonable efforts to prepare the audited consolidated financial statements for the Company and its Subsidiaries for the fiscal year ended December 31, 2015 that meet the requirements of Regulation S-X under the Exchange Act, such that the foregoing financial statements are made available to Parent in form and substance sufficient for Parent, using reasonable efforts after the Closing, to file an amendment to Current Report on Form 8-K with respect to the Merger within 70 days following the Closing;  provided,  however, that, for the avoidance of doubt, the covenant to use reasonable efforts to prepare such financial statements shall not require completion of such financial statements prior to the Closing, but only that the Company shall be required to use its reasonable efforts during the relevant period to ensure that such financial statements are in such a state that Parent can, using reasonable and ordinary course commercial efforts, complete such financial statements within the requisite time period for filing following the Closing.

5.6Section 280G.  The parties hereto agree to use their reasonable best efforts (and take all reasonable actions as may be required) to minimize the amount of “parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder) with respect to the Merger. Prior to the Closing Date, the Company shall submit to a vote of the Stockholders of the Company for their determination all payments or benefits that in the absence of such a vote could reasonably be viewed as “parachute payments” to the extent such payments exceed 2.99 times the applicable “disqualified individual’s” “base amount” (each within the meaning of Section 280G of the Code and the regulations thereunder) (such excess above the base amount, the “Excess Amounts”) made to any such disqualified individuals with respect to the Company and its Subsidiaries (the “280G Vote”). Prior to the 280G Vote, the Company and its Subsidiaries shall obtain waivers as to the right to receive or retain Excess Amounts from the applicable disqualified individuals.  Such 280G Vote shall be carried out pursuant to the procedures and requirements of Section 280G(b)(5)(B) of the Code and the regulations thereunder, including disclosure satisfying the requirements of Section 280G(b)(5)(B)(ii) of the Code and any regulations promulgated thereunder, which disclosure shall be distributed in a manner consistent with Section 280G of the Code to all Stockholders eligible to participate in the 280G Vote.

5.7Confidentiality; Public Announcements.

(a)  The parties hereto acknowledge that the Company and Parent have previously executed the Confidentiality Agreements, which will continue in full force and effect in accordance with their respective terms and the provisions of which are by this reference incorporated herein; provided,  however, that the Company and Parent hereby amend the 2013 Confidentiality Agreement to extend the term of the 2013 Confidentiality Agreement to December 31, 2016 and to include the following sentence “Nothing in this Confidentiality Agreement shall prohibit Bidder from making public statements, disclosures or filings, including the filing of agreements or other documents as exhibits to filings with the SEC, which are required by Applicable Law, SEC regulations or any listing agreement with any national securities exchange or the Financial Industry Regulatory Authority, Inc., or are otherwise required to avoid a misstatement or omission under Rule 10b-5 of the Securities Exchange Act of 1934, as amended.”  The Company acknowledges that Parent Common Stock is publicly traded and that any information obtained by the Company regarding Parent could be considered to be material non-public information within the meaning of federal and state securities Laws.  Accordingly, the Company acknowledges and agrees not to engage in any transactions in Parent Common Stock in violation of applicable insider trading Laws.

(b)  Parent and the Company will jointly issue the press release attached hereto as Exhibit I promptly following the effectiveness of this Agreement; provided,  however,  that Parent may delay the issuance of the press release until the Significant Stockholder Written Consent is delivered to Parent. The Company shall not, without the prior written consent of Parent, issue any press release or make any public statement at any time with respect to the transactions contemplated by this Agreement, except as the Company is required to by Applicable Law.

5.8Indemnification of Directors and Officers.

(a)  For six (6) years from and after the Effective Time, Parent shall cause the Surviving Company to indemnify and hold harmless the current officers and directors of the Company and of its Subsidiaries (the “Covered Persons”) to the maximum extent covered by such officers’ and directors’ indemnification and exculpation in the Company’s Organizational Documents and indemnification agreements between such persons and the Company, in each case, that have been delivered to Parent and as in effect immediately prior to the consummation of the Merger (including fulfilling and honoring all requirements of the Company under such agreements;  provided,  however, that neither Parent nor the Surviving Company shall have any obligation to fulfill or honor provisions under any agreement that would require the Company or any of its Subsidiaries to provide indemnification to any Person in such Person’s capacity as a stockholder of the Company), for acts or omissions occurring at or prior to the Effective Time, and for such period of time Parent shall not, and shall not permit the Surviving Company or its Subsidiaries to, amend, repeal or modify any provision in the Surviving Company’s or any of its Subsidiaries’ Organizational Documents relating to the exculpation or indemnification of the Covered Persons as in effect in the Company’s or any of its Subsidiaries’ Organizational Documents immediately prior to the Effective Time, except as required by applicable Laws. If the Surviving Company or any of its successors or assigns shall: (x) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (y) transfer all or substantially all of its properties and assets to any Person, then and in each such case, to the extent necessary, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations set forth in this Section 5.8(a).  No Covered Person shall have any right of contribution, indemnification or right of advancement from Parent, the Surviving Company or any of their successors with respect to any Loss claimed by any of the Indemnified Parties against such Covered Person in his or her capacity as a Holder pursuant to this Agreement. The foregoing will not in any way limit any Covered Person’s rights to coverage under the Runoff D&O Insurance.

(b)  Prior to the Effective Time, the Company and its Subsidiaries shall purchase (at Parent’s expense) run‑off directors’ and officers’ liability insurance that is dedicated to the Company and its Subsidiaries and not shared with any other entity that is unrelated to the Company and its Subsidiaries, and which shall provide the Covered Persons with coverage following the Effective Time, and have other terms not materially less favorable on the whole to the Covered Persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company (the “Runoff D&O Insurance”); provided that the aggregate cost for such insurance coverage provided by such Runoff D&O Insurance shall not exceed two hundred percent (200%) of the annual premium currently paid as of the date hereof by the Company and its Subsidiaries for such insurance without Parent’s prior written consent.  If the cost of the Runoff D&O Insurance would require an expenditure that exceeds such amount and Parent does not so consent, the Company shall obtain policies with the greatest coverage available for a cost not exceeding such maximum amount.

(c)  This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Covered Persons and each of the Parent Indemnitees, and their respective heirs and legal representatives, it being expressly agreed that such Persons shall be third party beneficiaries of this Section 5.8.  The rights to indemnification and advancement and the other rights provided for herein shall not be deemed exclusive of any other rights to which such a Person is entitled, whether pursuant to applicable Laws, contract or otherwise.

5.9Information Statements and Appraisal Notice.  No later than two (2) Business Days after the date of the execution of this Agreement, the Company shall prepare and mail (i) the Information Statements to all Stockholders of record and (ii) an appraisal notice pursuant to Section 262 of the DGCL to any holder of Company Capital Stock that has not consented to this Agreement and the Merger that complies with applicable Laws, in a form reasonably acceptable to Parent.

5.10Financing.  Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the Financing described in the Debt Commitment Letter at or prior to the Closing on the terms and conditions described therein including using reasonable best efforts (i) to maintain in effect the Debt Commitment Letter until the consummation of the transactions contemplated hereby, (ii) to negotiate and enter into definitive agreements with respect to the Debt Commitment Letter (collectively, the “Financing Agreements”) on the terms and conditions contained in the Debt Commitment Letter or, if available, on other terms (to the extent they are less favorable to Parent) that are acceptable to Parent and would not adversely affect the ability of Parent and Merger Sub to consummate the transactions contemplated herein and (iii) to satisfy on a timely basis all conditions to funding in the Debt Commitment Letter (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to comply with its obligations under Section 5.11), and to consummate the Financing at or prior to the Closing. Parent and Merger Sub shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Debt Commitment Letter without the prior written consent of the Company to the extent such amendments, modifications or waivers would reasonably be expected to (A) reduce the aggregate amount of cash proceeds available from the Financing to fund the amounts required to be paid by Parent or Merger Sub under this Agreement below the amount of Parent’s cash and cash equivalents and Cash on Hand at the Company which, in the aggregate, is sufficient for Merger Sub and the Surviving Company to, on and after the date of the Closing, pay the aggregate Common Per Share Cash Amount, or (B) impose new or additional conditions or otherwise be reasonably likely to prevent or delay or impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement or adversely impact the ability of Parent or Merger Sub to enforce its rights (including through litigation) against the other parties to the Debt Commitment Letter or the Financing Agreements. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (x) of any actual or alleged breach or default by any party to the Debt Commitment Letter or the Financing Agreements, (y) of the receipt of any written notice or other written communication from any Financing Source with respect to any actual or alleged breach, default, termination or repudiation by any party to the Debt Commitment Letter or the Financing Agreements or any provisions of the Debt Commitment Letter or any Financing Agreement, or (z) if Parent and Merger Sub determine in good faith that they will not be able to satisfy any of the obligations to, or otherwise be able to obtain, some or any portion of the Financing prior to the Termination Date. Upon the occurrence of any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence or if any portion of the Financing otherwise becomes unavailable, and such portion is reasonably required to fund the cash portion of the Estimated Purchase Price, Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative financing from the same or alternative sources in an amount that, when combined with the amount of Parent’s cash and cash equivalents, is sufficient for Parent, Merger Sub and the Surviving Company to, on and after the date of the Closing, pay the Estimated Purchase Price on terms and conditions not materially less favorable, in the aggregate, to the Company or Parent than the terms set forth in the Debt Commitment Letter (including the flex provisions thereof). Any reference in this Agreement to (1) the “Financing” shall also include any such alternative financing, (2) the “Debt Commitment Letter” shall also include the definitive agreements with respect to any such alternative financing, (3) the “Financing Agreements” shall also include the definitive agreements with respect to any such alternative financing and (4) the “Financing Sources” shall also include the financing institutions contemplated to provide any such alternative financing.

5.11Financing Assistance.  The Company shall, and shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause its and its Subsidiaries’ officers, directors, employees, agents, and other representatives (collectively, “Representatives”) to, provide all cooperation that is reasonably requested by Parent to assist Parent and Merger Sub in the arrangement and consummation of the financing contemplated by the Debt Commitment Letter for the purpose of funding the payment of the Purchase Price (the “Financing”), including but not limited to (i) promptly furnishing to Parent and the Financing Sources such financial, marketing and other information and materials relating to the Company and each of its Subsidiaries that is customary or necessary for the completion of the Financing, or for the preparation of offering or information documents to be used in connection with the same; (ii) cooperating with the marketing efforts of Parent and the Financing Sources, including participation in meetings with, and delivering management reports to, the Persons acting as lead arrangers or agents for the prospective lenders and purchasers of the Financing, and attending presentations, roadshows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing; (iii) delivering (A) audited consolidated balance sheets and related audited statements of comprehensive income (loss), stockholders’ equity and cash flows of the Company and its Subsidiaries (the “Audited Annual Financials”) for each of the two most recently ended fiscal years that have ended at least ninety (90) days prior to the Closing Date, and (B) unaudited consolidated balance sheets and related unaudited statements of comprehensive income (loss) and cash flows of the Company and its Subsidiaries (the “Quarterly Financials”) for each fiscal quarter beginning with the quarter ended September 30, 2015 and for any subsequent fiscal quarter that ends forty-five (45) or more calendar days prior to the Closing Date; (iv) causing the Company’s independent accountants to provide reasonable assistance to Parent consistent with their customary practice (including to consent to the use of their audit reports on the consolidated financial statements of the Company and its Subsidiaries in any materials relating to the Financing); (v) using reasonable best efforts to assist Parent in connection with the preparation of pro forma financial information and financial statements necessary or reasonably required by the Financing Sources; (vi) upon reasonable request of Parent and to the extent the same become necessary or advisable in connection with the Financing, assisting Parent to obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and contracts relating to the Company and its Subsidiaries (including by arranging discussions among Parent, the Company and the Financing Sources and their respective representatives with other parties to such material leases, encumbrances and contracts;  provided, that such documents will not take effect until, and will be conditioned upon the occurrence of, the Effective Time); and (vii) to the extent that the Company or any of its Subsidiaries are to be party to the Financing following the occurrence of the Effective Time, (A) using reasonable best efforts to obtain customary legal opinions and executing and delivering customary closing certificates and documents at or prior to the Closing as may be reasonably requested by Parent in connection with the Financing; provided, that such documents will not take effect until, and will be conditioned upon the occurrence of, the Effective Time; (B) using reasonable best efforts to facilitate the execution and delivery at or prior to the Closing of definitive documents (including loan agreements, customary guarantee documentation (if applicable) and other applicable loan documents) related to the Financing; provided, that such documents will not take effect until, and will be conditioned upon the occurrence of, the Effective Time; and (C) to the extent requested reasonably in advance, providing to the Financing Sources, at least five (5) Business Days prior to the Closing Date, all customary and reasonable documentation and other information required by regulatory authorities with respect to the Company and each of its Subsidiaries under applicable “know your customer” and anti‑money laundering rules and regulations, including without limitation the USA PATRIOT Act of 2001, as amended. Nothing in this Section 5.11 shall require such cooperation to the extent it would (i) require the Company to agree to pay any fees, reimburse any expenses or give any indemnities, (ii) require the Company to incur any other liability or obligation prior to the Effective Time, (iii) cause any representation or warranty in this Agreement to be breached, or (iv) cause any condition to Closing set forth in Article VI to fail to be satisfied or otherwise cause any breach of this Agreement.  Parent agrees, promptly upon request, to reimburse the Company and its Subsidiaries for all of their reasonable, documented, out‑of‑pocket costs, fees and expenses (including fees and disbursements of counsel) actually incurred in connection with the Financing promptly following the incurrence thereof (limited, in the case of any costs, fees and expenses for preparing the consolidated financial statements of the Company and its Subsidiaries described in clause (iii) of the immediately preceding sentence, to the incremental costs, fees and expenses for preparing the Audited Annual Financials and Quarterly Financials in excess of the costs, fees and expenses of preparing the corresponding financial statements of the Company and its Subsidiaries for the most recent fiscal year and most recent fiscal quarter ended prior to the date hereof).  The Company, its Affiliates and their respective representatives shall be indemnified and held harmless by Parent for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing (other than arising out of or resulting from Company-Related Fraud, gross negligence of the Company or any of its Subsidiaries or the Company’s breach of or failure to perform a covenant in this Agreement or breach or inaccuracy of a representation or warranty of the Company in this Agreement) to the fullest extent permitted by applicable Laws and with appropriate contribution to the extent such indemnification is not available.  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing, provided such logos are used in a customary manner that is not intended to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Notwithstanding anything to the contrary provided herein or in the Confidentiality Agreements, Parent shall be permitted to share all information subject to such agreements with its potential financing sources, subject to customary confidentiality undertakings by such potential financing sources with respect thereto.

5.12Certain Employment and Benefits Matters.

(a)  During the period from the Closing Date until the 12-month anniversary thereof, Parent will, or will cause its Affiliates to, provide to each individual who is employed (including co-employed by the Company and TriNet) by the Company or its Affiliates immediately prior to Closing (the “Company Employees”) with base salary or hourly wage rate and bonus opportunities no less favorable than those provided to such Company Employees immediately prior to the Closing Date; notwithstanding the foregoing, Parent or its Affiliates shall have full discretion to terminate the employment of any such Company Employees within such 12-month period for any reason.  In addition, with respect to the health and welfare benefit plans provided by TriNet, the Company and its Affiliates to Company Employees in effect as of the Closing Date, Parent or its Affiliates shall use commercially reasonable efforts to continue such health and welfare benefit plans through September 30, 2016, including health flexible spending account plans and existing balances thereunder, and allow for Company Employees’ (and their eligible dependents’) participation for the remainder of such period ending September 30, 2016 in such plans on the same terms as in effect as of the Closing Date, provided,  however, that in the event that such participation cannot be continued or is discontinued, Parent or one or more of its Affiliates shall use commercially reasonable efforts to facilitate participation by Company Employees (and their eligible dependents) in such health and welfare benefit plans as Parent or such Affiliate makes available to its other U.S. based employees.

(b)  Effective as of the Closing, Parent shall, or shall cause its Affiliates to, cause each compensation or employee benefit plan maintained by Parent or any of its Affiliates and in which any Company Employee becomes eligible to participate, to treat the prior service of such Company Employee with any of the Company and its Affiliates as service rendered to Parent or its Affiliates, as the case may be, for purposes of vesting, eligibility and levels of benefits, but not for purposes of vesting under any equity compensation plan, to the extent that such service crediting does not violate any applicable Laws or result in duplication of benefits for the same period of service.

(c)  Parent shall, or shall cause its Affiliates to, (i) waive all limitations on health and welfare benefits coverage of any Company Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements, and requirements to show evidence of good health under the applicable health and welfare plan of Parent or any of its Affiliates to the extent that such Company Employee and his or her eligible dependents are covered under any Benefit Plan that is a health and welfare benefit plan, and such conditions, periods or requirements are satisfied or waived under such plan immediately prior to the Closing Date and (ii) credit each Company Employee and his or her eligible dependents with all deductible payments, co-payments and co-insurance paid by such Company Employee and his or her covered dependents prior to the Closing Date under any Benefit Plan that is a medical employee benefit plan, for the purpose of determining the extent to which any such Company Employee and his or her dependents have satisfied their deductibles and whether they have reached the out-of-pocket maximums under any medical plan of Parent or any of its Affiliates; provided,  however, that such crediting shall only apply with respect to amounts paid by or on behalf of such Company Employee and his or her dependents during the plan year of the Parent’s (or Affiliates’, as applicable) medical plan in which the Closing Date occurs.

(d)  For purposes of determining the number of paid time off (“PTO”) days to which each Company Employee shall be entitled during the calendar year in which the Closing Date occurs, Parent shall assume and honor all PTO days accrued or earned but not yet taken by such Company Employee as of the Closing Date.

(e)  The Company shall terminate its participation in the TriNet 401(k) Plan (through Transamerica Financial Life Insurance Company) (the “Company 401(k) Plan”) prior to the Closing Date and contingent upon the Closing.  Parent shall allow each Company Employee who participated in the Company 401(k) Plan as of the date on which the Company’s participation in such plan terminated to participate, effective no later than thirty (30) days after the Closing Date, in a defined contribution plan maintained by Parent or any of its Affiliates that is qualified under Section 401(a) of the Code and that includes an arrangement described in Section 401(k) of the Code (the “Parent 401(k) Plan”) and to be permitted to elect to make a rollover of such employee’s account balance (including outstanding participants loans, which may be rolled over in kind as long as the entire account balance is rolled over) under the Company 401(k) Plan to an account under the Parent 401(k) Plan.

(f)  The provisions of this Section 5.12 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company or any of its Affiliates, other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 5.12) under or by reason of any provision of this Agreement.  Nothing in this Section 5.12 shall amend, or be deemed to amend (or prevent the amendment or termination of) any Benefit Plan or any compensation or benefit plan of the Company or Parent or any of their respective Affiliates. Except as specifically provided in this Section 5.12, Parent shall be entitled to modify any compensation or benefits provided to, and any other terms or conditions of employment of, any such employees in its absolute discretion.

5.13Merger Consideration Table.  No later than five (5) Business Days prior to the Closing the Company shall deliver to Parent and the Exchange Agent for their review and approval (which approval shall not be unreasonably withheld, conditioned or delayed), the Merger Consideration Table, which shall be deemed final upon approval of the same by Parent and the Exchange Agent.  The Company retains responsibility at all times for ensuring the accuracy of such Merger Consideration Table and the review and approval by Parent and the Exchange Agent shall not constitute a representation to any Person by Parent or the Exchange Agent that the information provided by the Company in the Merger Consideration Table is accurate.

5.14Tax Matters.

(a)  Parent shall prepare and file or cause to be filed, subject to the review and reasonable approval of the Stockholders’ Representative, all Tax Returns for the Company and each of its Subsidiaries for all periods ending on or prior to the Closing Date that are required to be filed after the Closing Date.  All such Tax Returns shall be prepared in good faith in a manner that is consistent with the past custom and practice of the Company and its Subsidiaries, except as required by applicable Laws.

(b)  Parent shall prepare or cause to be prepared and file or cause to be filed, subject to the review and reasonable approval of the Stockholders’ Representative, any Tax Returns of the Company or any of its Subsidiaries for Tax periods which begin on or before the Closing Date and end after the Closing Date (a “Straddle Period”).

(c)  In the case of any Straddle Period: (i) in the case of a Tax that is based on net or gross income, the amount of any Taxes of the Company or any of its Subsidiaries for the Pre-Closing Tax Period shall be deemed to be equal to the amount which would be payable if the relevant taxable period ended on the Closing Date, (ii) in the case of a Tax that is based on a specific event or transaction, the amount of any Taxes for the Pre-Closing Tax Period or Post-Closing Tax Period shall be determined based on the actual date of such event or transaction, and (iii) the amount of other Taxes of the Company or any of its Subsidiaries for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.  Any credits relating to a Straddle Period shall be taken into account as though the relevant taxable period ended on the Closing Date.  For any taxable period ending on or prior to the Closing Date, the entire amount of Taxes payable by or on behalf of the Company or any of its Subsidiaries with respect to such period shall be allocable to the Pre-Closing Tax Period.  All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the prior practices of the Company or any of its Subsidiaries, as applicable, unless a different treatment is required by applicable Laws.

(d)  Parent, the Company and the Stockholders’ Representative agree that to the extent permitted by Law, any deductions relating to the payment of bonuses, option cancellation payments, repayment of Indebtedness of the Company or any of its Subsidiaries, any other Transaction Costs or (to the extent complying with the safe harbor set forth in Rev. Proc. 2011-29) success-based fees in respect of the transactions contemplated by this Agreement shall be included as deductions of the Company and its Subsidiaries in the relevant Tax Returns for Tax periods ending on or before the Closing Date.  Except to the extent attributable to any Tax attribute generated after the Closing Date or to the extent included as current assets in calculating Working Capital, any refunds (or credits for overpayment) of Taxes, including any interest received from a Taxing Authority thereon, attributable to any Tax period ending on or before the Closing Date of the Company and its Subsidiaries shall be for the account of the Holders (including any refunds that can arise as a result of a change in Law that occurs after the Closing Date but that can affect a Tax period ending on or before the Closing Date, e.g., retroactive changes to depreciation provisions in the Code).  Promptly upon the Surviving Company’s (or any of its Affiliates’ or Subsidiaries’) receipt of any such refund (or use of a credit for overpayment), Parent shall pay over, by wire transfer of immediately available funds, any such refund (or the amount of any such credit so used) to the Exchange Agent (in the case of holders of Company Capital Stock) and Parent’s or the Surviving Company’s payroll administrator (in the case of holders of Company Options and participants in the Transaction Bonus Pool), for further distribution to the Holders in accordance with their Pro Rata Shares and subject to prior compliance with the procedures set forth in Section 2.9.  Parent shall take any action reasonably necessary or reasonably requested by the Stockholders’ Representative (including filing IRS Form 1139 and any corresponding form for applicable state, local and foreign tax purposes and filing amended Tax Returns to the extent necessary) for the Surviving Company, the Company and any of its Subsidiaries to promptly claim refunds attributable to or with respect to any Tax period ending on or before the Closing Date (including any refunds that can arise as a result of a change in Law that occurs after the Closing Date but that can affect a Tax period ending on or before the Closing Date, e.g., retroactive changes to depreciation provisions in the Code).

(e)  All sales, use and transfer taxes, bulk transfer taxes, deed taxes, real property or leasehold interest transfer or gains taxes, conveyance fees, documentary and recording charges and similar taxes imposed as a result of the transactions contemplated by this Agreement, together with any interest, penalties or additions to such transfer taxes or attributable to any failure to comply with any requirement regarding Tax Returns (“Transfer Taxes”) shall be borne by Parent, subject to Section 3.15(t). Parent and the Stockholders’ Representative shall cooperate in filing all necessary Tax Returns under applicable Laws with respect to Transfer Taxes.

(f)  Parent shall inform the Stockholders’ Representative of the commencement of any Tax Proceeding relating in whole or in part to Taxes for which Parent may be entitled to indemnity from the Holders hereunder.  With respect to any Tax Proceeding for which the Stockholders’ Representative acknowledges in writing that the Holders are liable under Article IX for all Losses relating thereto, the Stockholders’ Representative shall be entitled to control, in good faith, all proceedings taken in connection with such Tax Proceeding; provided,  however, that (y) in the case of a Tax Proceeding relating to Taxes of the Company or any of its Subsidiaries for a Straddle Period, the Stockholders’ Representative and Parent shall jointly control all proceedings taken in connection with any such Tax Proceeding and (z) if any Tax Proceeding could reasonably be expected to have an adverse effect on Parent, the Surviving Company or any of its Subsidiaries in any Tax period beginning after the Closing Date, the Tax Proceeding shall not be settled or resolved without Parent’s consent, which consent shall not be unreasonably withheld or delayed.  The failure of Parent to give reasonably prompt notice of any Tax Proceeding shall not release, waive or otherwise affect the Stockholders Indemnitors’ obligations with respect thereto except to the extent that the Stockholders’ Representative can demonstrate actual loss and prejudice as a result of such failure.  Parent and the Surviving Company shall use their reasonable efforts to provide the Stockholders’ Representative with such assistance as may be reasonably requested by the Stockholders’ Representative in connection with a Tax Proceeding controlled solely or jointly by the Stockholders’ Representative.

(g)  Parent and the Stockholders’ Representative shall cooperate fully, as and to the extent reasonably requested, in connection with (i) the filing of Tax Returns, (ii) any audit, litigation or other proceeding with respect to Taxes and Tax Returns and (iii) the preparation of any financial statements to the extent related to Taxes.  Notwithstanding anything to the contrary in this Agreement, the Stockholders’ Representative shall have no obligation to prepare or file any Tax Returns.

5.15Release and Waiver.  Effective as of the Effective Time, in consideration for Parent’s acceptance of the limitations on Parent’s right to indemnification pursuant to Section 9.4, each Holder, for itself and on behalf of its Affiliates, agents, representatives, attorneys, successors, assigns, dependents, heirs, executors, and administrators, hereby irrevocably and unconditionally forever releases, acquits and discharges the Company, its Subsidiaries, the Surviving Company and Parent (and any of their respective predecessors, successors, managers, directors, officers, employees, agents, representatives, attorneys, assigns, dependents, heirs, executors, and administrators) from any and all claims, rights, demands, actions, suits, damages, losses, expenses, liabilities, indebtedness, and causes of action, of whatever kind or nature that existed or arose from the beginning of time through the Effective Time, regardless of whether known or unknown, and regardless of whether asserted to date (excluding the claims that are not released pursuant to the following sentence, the “Released Holder Claims”). The foregoing shall not constitute a release of claims with respect to (i) payments to such Holder of any portion of the Per Share Common Stock

Merger Consideration, the Per Share Preferred Stock Merger Consideration, the Per Option Merger Consideration, or portion of the Transaction Bonus Plan, as applicable, to which such Holder is expressly entitled pursuant to the terms and conditions of this Agreement, (ii) if such Holder is a Covered Person, any claims that such Holder may have for indemnification under (A) the Runoff Insurance Policy or any similar “tail” insurance policy, (B) the Company’s or any Subsidiary’s Organizational Documents, (C) any indemnification agreement with the Company or any of its Subsidiaries relating to such Holder’s service as an officer, director, employee or agent of the Company or its Subsidiaries, or (D) Section 5.8 of this Agreement,  other than indemnification agreements or arrangements with the Company or any of its Subsidiaries providing indemnification of such Holder in its capacity as a stockholder of the Company, as to which the foregoing release shall constitute a release of claims, (iii) if such Holder is an employee of the Company or any Subsidiary, any claims for compensation for services actually provided by such Holder during the most recent pay period prior to the Closing, including salary, benefits and reimbursements of expenses incurred and otherwise reimbursable in accordance with the Company’s or any of its Subsidiaries’ policies during such period, (iv) to the extent that such Holder is an employee of the Company or any Subsidiary, any claims for compensation payable or benefits due with respect to any offer letter, employment agreement or arrangement, or any equity incentive plan or agreement. Such Holder further agrees and covenants not to participate in any action or proceeding against the Company or the Surviving Company based upon any of the Released Holder Claims, and (v) claims arising under or in connection with this Agreement or the transactions contemplated hereby or claims related to ownership of Parent Common Stock or which may not otherwise be released as a matter of applicable Laws.  Each Holder (a) understands that the release contained in this Section 5.15 is binding on such Holder and its Affiliates, agents, representatives, attorneys, assigns, dependents, heirs, executors, and administrators, (b) represents and warrants that (i) it has had the opportunity to consult with counsel of its choice, (ii) it is fully informed of the nature and contents of this release and (iii) it has entered into this release freely and without any threat or coercion whatsoever and (c) further agrees and covenants not to participate in any action or proceeding against the Company, its Subsidiaries, the Surviving Company or the Parent based upon any of the Released Holder Claims.

Article VI
CONDITIONS PRECEDENT TO OBLIGATIONS
OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to complete the Closing and effect the Merger under Article II of this Agreement are subject to the satisfaction (or written waiver by Parent to the extent permitted by Law) of the following conditions precedent on or before the Effective Time:

6.1Accuracy of Warranties.  Each of the representations and warranties of the Company set forth herein that (a) are qualified by Company Material Adverse Effect, “materiality” or similar qualifiers shall be true and correct in all respects as so qualified at and as of the date hereof and at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)); and (b) are not qualified by Company Material Adverse Effect, “materiality” or similar qualifiers shall be true and correct in all material respects at and as of the date hereof and at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)).

6.2Compliance with Agreements and Covenants.  The Company shall have duly performed and complied with, in all material respects, all of the covenants, obligations and agreements contained in this Agreement to be performed and complied with by it at or prior to the Effective Time.

6.3No Prohibition.  No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any action have been taken by any Governmental Authority seeking any of the foregoing, and no statute, rule, regulation or Order shall have been enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

6.4Company Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

6.5Dissenting Shares.  Not more than five percent (5%) of the shares of Company Capital Stock issued and outstanding as of immediately prior to the Effective Time (calculated on an as-converted basis, assuming all shares of Preferred Stock were converted at such time into shares of Common Stock pursuant to the exercise of “Conversion Rights”, as defined in Section C.4 of Article Fourth of the Certificate of Incorporation) shall have elected to become Dissenting Shares.

6.6Listing Approval.  The shares of Parent Common Stock issuable in connection with the Merger shall have been approved for trading on the New York Stock Exchange, subject to official notice of issuance.

6.7Release of Certain Liens.  Parent and Merger Sub shall have received payoff letters or similar customary documents, in form and substance reasonably satisfactory to Parent and Merger Sub, from the lenders identified on Section 6.7 of the Company Disclosure Letter, evidencing the aggregate amount of Indebtedness of the Company and its Subsidiaries outstanding and owing to such lenders as of the Closing Date (including any interest accrued thereon and any prepayment or similar penalties and expenses associated with the prepayment of such Indebtedness on the Closing Date) and confirming that, if such aggregate amount so identified is paid to such lender on the Closing Date, such Indebtedness shall be repaid in full, that all Liens affecting any real or personal property of the Company and its Subsidiaries shall be released.

6.8Transaction Costs Payoff Letters.  Parent and Merger Sub shall have received payoff letters or similar customary documents, in form and substance reasonably satisfactory to Parent and Merger Sub, from each of the service providers of the Company or any of its Subsidiaries, including Andrews Kurth LLP, KPMG, LLP and Padgett, Stratemann & Co., with respect to all fees and expenses payable to them by the Company, evidencing the aggregate amount of Transaction Costs and other fees and expenses payable to them and confirming that, if such aggregate amount so identified is paid to such service provider on the Closing Date, such Transaction Costs and other fees and expenses shall be paid in full, then such service provider shall release the Parent, Merger Sub, and the Company and its Subsidiaries of any further payment obligations relating to pre-Closing service.  Such payoff letters shall include a statement of account with respect to all fees for the services rendered by such Service Providers setting forth the amounts which Parent shall be obligated to pay pursuant to Sections 5.5(c) and 5.5(d) hereof.

6.9Amendment of Certificate of Incorporation.  Parent and Merger Sub shall have received evidence of the effectiveness of the amendment to the Certificate of Incorporation in the form attached hereto as Exhibit J.

6.10Closing Deliveries.  The Company and the Stockholders’ Representative shall have complied with the provisions of Section 2.2(b).

6.11Joinder Agreements and Option Cancellation Agreements.  The Joinder Agreements and the Option Cancellation Agreements signed by the Significant Stockholders and Significant Optionholders, shall remain in full force and effect.

6.12Absence of Litigation.  There is no pending, or overtly threatened,  Litigation, that in any case would reasonably be expected to (i) prohibit, prevent, make illegal, delay or otherwise interfere with the consummation of any of the transactions contemplated by this Agreement or any of the ancillary agreements, (ii) cause any of the transactions contemplated by this Agreement or any of the ancillary agreements to be rescinded following consummation, (iii) affect adversely the right of Parent to control the Surviving Company and the Subsidiaries of the Company, or (iv) affect materially and adversely the right of Parent or any of its Subsidiaries to own their respective assets and to operate their respective businesses.

6.13Company Material Adverse Effect.  Since the date of this Agreement, the Company and its Subsidiaries shall not have suffered or incurred any Company Material Adverse Effect.

6.14Termination of Company 401(k) Plan

.  The Company shall have provided evidence satisfactory to Parent as to the termination of the Company 401(k) Plan, with such termination contingent upon the Closing.

Article VII
CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of the Company to complete the Closing and effect the Merger under Article II of this Agreement are subject to the satisfaction (or written waiver by the Company to the extent permitted by Law) of the following conditions precedent on or before the Effective Time:

7.1Accuracy of Warranties.  Each of the representations and warranties of Parent and Merger Sub set forth herein that (a) are qualified by Parent Material Adverse Effect, “materiality” or similar qualifiers shall be true and correct in all respects as so qualified at and as of the date hereof and at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)); and (b) are not qualified by Parent Material Adverse Effect, “materiality” or similar qualifiers shall be true and correct in all material respects at and as of the date hereof and at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)).

7.2Compliance with Agreements and Covenants.  Parent and Merger Sub shall have duly performed and complied with, in all material respects, all of their covenants, obligations and agreements contained in this Agreement to be performed and complied with by them at or prior to the Effective Time.

7.3No Prohibition.  No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any action have been taken by any Governmental Authority seeking any of the foregoing, and no statute, rule, regulation or Order shall have been enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

7.4Listing Approval.  The shares of Parent Common Stock issuable in connection with the Merger shall have been approved for trading on the New York Stock Exchange, subject to official notice of issuance.

7.5Closing Deliveries.  The Parent and Merger Sub shall have complied with the provisions of Section 2.2(c).

7.6Parent Material Adverse Effect.  Since the date of this Agreement, Parent and its Subsidiaries shall not have suffered or incurred any Parent Material Adverse Effect.

Article VIII
TERMINATION

8.1Termination.  This Agreement may be terminated at any time on or prior to the Effective Time, whether before or after the Company Stockholder Approval has been received:

(a)  With the mutual written consent of each of the Company, Parent and Merger Sub;

(b)  By either the Company or Parent, if the Closing of the Merger shall not have occurred on or before February 26, 2016, unless extended pursuant to terms and subject to the conditions set forth in Section 2.2(b)(vii) of the Company Disclosure Letter (the “Termination Date”);

(c)  By the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise, if occurring or continuing at the Effective Time, to the failure of a condition set forth in Section 7.1 or Section 7.2 and (B) has not been or is incapable of being cured by Parent prior to the earlier of the (x) Termination Date and (y) thirtieth (30th) calendar day after its receipt of written notice thereof from the Company;

(d)  By Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise, if occurring or continuing at the Effective Time, to the failure of a condition set forth in Section 6.1 or Section 6.2 and (B) has not been or is incapable of being cured by the Company prior to the earlier of the (x) Termination Date and (y) thirtieth (30th) calendar day after its receipt of written notice thereof from Parent;

(e)  By Parent if the Company shall have failed to: (A) deliver to Parent concurrently with the effectiveness of this Agreement the Company Stockholder Approval, (B) deliver to Parent concurrently with the effectiveness of this Agreement the Significant Stockholders Written Consent and a Joinder Agreement executed by each of the Significant Stockholders with respect to the Company Capital Stock held by them, (C) deliver to Parent concurrently with the effectiveness of this Agreement an Option Cancellation Agreement executed by the Significant Option Holders with respect to the Options held by them, or (D) deliver to Parent concurrently with the effectiveness of this Agreement a Joinder Agreement executed by each of the individuals listed on Section 1.1(c) of the Company Disclosure Letter with respect to his or her portion of the Transaction Bonus Pool Amount; or

(f)  By either the Company or Parent, if (i) there shall be any Law that makes consummation of the Merger illegal or (ii) any Governmental Authority having competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such Order or other action shall have become final and nonappealable.

Notwithstanding anything else contained in this Agreement, the right to terminate this Agreement under this Section 8.1 shall not be available to any party whose breach of its representations or warranties set forth herein or whose failure to fulfill its obligations or to comply with its covenants under this Agreement has been the primary cause of, or primarily resulted in, the failure to satisfy any condition to the obligations of the other party hereunder.

8.2Expenses.  If the Merger is not consummated and except as otherwise provided in this Agreement or the other transaction documents to be entered into in connection with this Agreement and the transactions contemplated hereby, all expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

8.3Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement will forthwith become void and have no further force or effect, without any Liability (other than with respect to fraud, intentional misrepresentation or a willful breach or as set forth in Section 8.2 or this Section 8.3) on the part of Parent, Merger Sub or the Company.  The provisions of Section 8.2, this Section 8.3,  Section 10.7,  Section 10.11,  Section 10.12,  Section 10.15 and Section 10.16 and will survive any termination hereof.

8.4Specific Performance.  The parties hereto agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that, except as set forth in Section 9.3 or as specified elsewhere in this Agreement, the parties hereto shall be entitled to an injunction or injunctions, specific performance and other equitable remedies to prevent and restrain breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court specified in Section 10.15, in addition to any other remedy to which they are entitled at law or in equity.  The parties hereto hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and the necessity of demonstrating damages or posting any bond or other security in connection therewith.

Article IX
INDEMNIFICATION

9.1Indemnification by the Holders.  Subject to the terms of this Article IX, and in addition to all other indemnification obligations contained elsewhere herein, from and after the Effective Time, the Holders, severally in accordance with such Holder’s Pro Rata Share, shall indemnify Parent and its Affiliates (including the Surviving Company), and its and their respective employees, officers, directors, successors and assigns (collectively, the “Parent Indemnitees”) and defend (but only to the extent provided in Section 9.3), reimburse and hold them harmless from and against, and in respect of, on a dollar for dollar basis, all claims, liabilities, damages, payments, obligations, losses, costs and expenses (including reasonable attorneys’ fees, court costs, expert witness fees, transcripts costs and other expenses of Litigation) and judgments (at law or in equity) (collectively, “Losses”) incurred or suffered by any of them and arising out of or resulting from any of the following:

(a)  any breach of, nonfulfillment of, or failure to perform any agreement or covenant of, the Company or the Stockholders’ Representative contained herein or in any other agreement, certificate or instrument delivered in connection with the transactions contemplated hereby, including the Merger;

(b)  any breach of or inaccuracy in any warranty or representation of the Company contained herein or in any other agreement, certificate or instrument delivered in connection with the transactions contemplated hereby, including the Merger;

(c)  any Litigation concerning Dissenting Shares or any other similar appraisal proceeding relating to the Merger, and any Losses attributable to the appraised value per share of Common Stock or Preferred Stock (as the case may be) determined in accordance with Section 262 of the DGCL exceeding the Per Share Common Stock Merger Consideration or the Per Share Preferred Stock Merger Consideration (as applicable);

(d)  any Litigation concerning the Company Board’s or any Company Affiliate’s actual or alleged breach of fiduciary or other duties in connection with the approval of the Merger, other matters related to the Merger, or prior financing activities of the Company, including, but not limited to the holding company reorganization effected pursuant to Section 251(g) of the DGCL and the series of related transactions, pursuant to which the Company became the direct parent entity of On-X Life Technologies, Inc.;

(e)  (x) any injunction against Parent, the Surviving Company or any of its Subsidiaries with respect to: (i) the operation of the business of the Surviving Company and its Subsidiaries or (ii) selling the Surviving Company’s products, in each case consistent with the manner such business was operated by the Company and the manner such products were sold by the Company or any of its Subsidiaries, to the extent (1) such injunction arises out of, or results from, those matters addressed on Section 9.1(e) of the Company Disclosure Letter, and (2) such injunction does not arise out of, or result from, any Litigation commenced by Parent, the Surviving Company or any of its Subsidiaries and (y) any Losses arising out of or resulting from the Contract listed in item #2 of Section 9.1(e) of the Company Disclosure Letter;

(f)  those matters addressed on Section 9.1(f) of the Company Disclosure Letter;

(g)  those matters addressed on Section 9.1(g) of the Company Disclosure Letter;

(h)  unpaid Indebtedness of the Company or any of its Subsidiaries (to the extent not included in the Final Adjustment pursuant to Section 2.10);

(i)unpaid Transaction Costs (to the extent not included in the Final Adjustment pursuant to Section 2.10); and

(j)  any penalty imposed on the Surviving Company or its Subsidiaries by a Taxing Authority in consequence of a failure by the Company or that Subsidiary before the Closing Date to prepare, maintain or retain material transfer pricing documentation required by applicable Laws.

Notwithstanding the foregoing, (i) the Holders shall be liable for Taxes or Losses with respect to Taxes only to the extent that such Taxes were not (A) included as liabilities in calculating Working Capital and (B) taken into account in determining the amount of the Purchase Price adjustments pursuant to Section 2.10, (ii) the Holders shall have no liability for any Taxes or Losses with respect to Taxes that are attributable to any transaction outside the ordinary course of business of the Company entered into by Parent or its Affiliates or at the direction of Parent or its Affiliates that occurs on the Closing Date after the Closing, and (iii) the Holders shall have no liability to Parent for any Losses attributable to Taxes with respect to any Post-Closing Tax Period, except for any Losses attributable to any breach of any representation or warranty of the Company or its Subsidiaries pursuant to Sections 3.15(k),  3.15(o),  3.15(q), as applicable, or breach of a covenant by the Company or its Subsidiaries, in each case, with respect to any Pre-Closing Tax Period.

9.2Indemnification by the Parent.  Subject to the terms of this Article IX, from and after the Effective Time, Parent hereby agrees to indemnify each Holder and their respective employees, officers, directors, successors and assigns (collectively, the “Stockholder Indemnitees”) and agrees to defend, reimburse and hold them harmless from and against all Losses incurred or suffered by any of them and arising out of or resulting from any of the following:

(a)  any breach of, nonfulfillment of, or failure to perform any agreement or covenant of Parent or Merger Sub contained herein or in any other agreement, certificate or instrument delivered in connection with the transactions contemplated hereby, including the Merger; and

(b)  any breach of or inaccuracy in any warranty or representation of Parent or Merger Sub contained herein or in any other agreement, certificate or instrument delivered in connection with the transactions contemplated hereby, including the Merger.

9.3Procedural Provisions Regarding Indemnification.

(a)  General.

(i)  The Person or Persons believing it or they are entitled to indemnification hereunder (the “Indemnified Party”) shall promptly notify in writing the Persons who bear such indemnification obligation pursuant to this Agreement (the “Indemnifying Party”) of any claim, demand, action or proceeding for which indemnification is sought under Sections 9.1 or 9.2, which notice shall specify facts reasonably known to the Indemnified Party giving rise to the claim (a “Notice of Claim”).  In the case of claims by a Parent Indemnitee, the Notice of Claim shall be directed to the Stockholders’ Representative with a copy to the Escrow Agent, and in the case of claims by a Stockholder Indemnitee, the Notice of Claim shall be directed to Parent.

(ii)  In the case of a Notice of Claim by a Parent Indemnitee:

(1)  For a period of twenty (20) Business Days after the delivery to the Escrow Agent and the Stockholders’ Representative of such Notice of Claim (the “Stockholder Notice Period”), the Escrow Agent shall make no distribution from the Indemnification Escrow Account pursuant to this Section 9.3 unless the Escrow Agent shall have received written authorization from the Stockholders’ Representative and Parent to make such distributions.

(2)  Subject to the following proviso, after the expiration of such Stockholder Notice Period, (A) to the extent the Notice of Claim relates to a claim for which a

Parent Indemnitee is entitled to indemnification for Losses from the Indemnification Escrow Account, at Parent’s request, the Escrow Agent shall deliver to Parent (as agent for the Parent Indemnitees), without requiring any instructions from the Stockholders’ Representative, a distribution from the Indemnification Escrow Account of an amount of cash in satisfaction of the Notice of Claim; and (B) to the extent the Notice of Claim relates to a claim for which a Parent Indemnitee is entitled to indemnification for Losses without having to first seek recovery from the Indemnification Escrow Account, the Holders shall deliver to Parent (as agent for the Parent Indemnitees) an amount of cash in satisfaction of the Losses arising out of or resulting from such claim; provided,  however, that no such distribution may be made if and to the extent the Stockholders’ Representative has objected in a written statement to any claim or claims made in the Notice of Claim, and such written statement shall have been delivered to the Escrow Agent and to Parent prior to the expiration of such Stockholder Notice Period.

(3)  If the Stockholders’ Representative objects in writing, within such Stockholder Notice Period, to any claim or claims by Parent made in any Notice of Claim, Parent and the Stockholders’ Representative shall attempt to resolve such objection within twenty (20) Business Days after Parent’s receipt of such written objection.  The Stockholders’ Representative shall not object after the expiration of such Stockholder Notice Period to any claim or claims made in the Notice of Claim if the Stockholders’ Representative did not previously object in writing prior to the expiration of such Stockholder Notice Period to any claim or claims made in the Notice of Claim.  If Parent and the Stockholders’ Representative reach an agreement with respect to the Notice of Claim that requires a distribution from the Indemnification Escrow Account, they shall prepare, sign and deliver to the Escrow Agent a joint statement setting forth such agreement, which if required under such agreement, will include clear instructions for the payment of the claim, including amounts to be distributed from the Indemnification Escrow Account, and other payments to be made to Parent for Parent’s benefit or the benefit of another Parent Indemnitee, as applicable.  The Escrow Agent shall be entitled to rely conclusively on any such joint statement and the Escrow Agent shall distribute cash from the Indemnification Escrow Account in accordance with the terms of such joint statement.  The Stockholders’ Representative or, if applicable, the Holders, if required by such agreement, shall authorize the distribution from the Indemnification Escrow Account and/or shall pay Parent for Parent’s benefit or the benefit of another Parent Indemnitee, as applicable, in accordance with the Holders’ Pro Rata Shares and subject to prior compliance with the procedures set forth in Section 2.9 and the limitations of Section 9.4, the amount  as mutually agreed upon by Parent and the Stockholders’ Representative in writing.

(iii)  In the case of a Notice of Claim by a Stockholder Indemnitee:

(1)  If Parent fails to object to such claim within a period of twenty (20) Business Days after delivery of the Notice of a Claim to Parent (the “Parent Notice Period”), Parent shall pay the Exchange Agent (for further distribution to the holders of Company Capital Stock) and Parent’s or the Surviving Company’s, as applicable, payroll administrator (in the case of holders of Company Options and participants in the Transaction Bonus Pool), for further distribution to the Holders in accordance with their Pro Rata Shares and subject to prior compliance with the procedures set forth in Section 2.9 and the limitations specified in Section 9.4, the amount of such claim.

(2)  If Parent objects in writing, within such Parent Notice Period, to any claim or claims by a Stockholder Indemnitee made in any Notice of Claim, Parent and the Stockholders’ Representative shall attempt to resolve such objection within twenty (20) Business Days after the Stockholders’ Representative’s receipt of such written objection.  If Parent and the Stockholders’ Representative reach an agreement with respect to such Notice of Claim, they shall prepare, sign and deliver to each other a joint statement setting forth such agreement. Parent, if required by such agreement, shall pay the Exchange Agent (in the case of holders of Company Capital Stock) and Parent’s or the Surviving Company’s, as applicable, payroll administrator (in the case of holders of Company Options and participants in the Transaction Bonus Pool), for further distribution to the Holders in accordance with their Pro Rata Shares and subject to prior compliance with the procedures set forth in Section 2.9 and the limitations specified in Section 9.4, the amount as mutually agreed upon by Parent and the Stockholders’ Representative in writing.

(iv)  If no such agreement with respect to a Notice of Claim can be reached during the twenty (20) Business Day period for negotiation set forth in either of Sections 9.3(a)(ii) or (iii) above, either Parent or the Stockholders’ Representative may bring suit to resolve the matter.  Any final, nonappealable judgment rendered by a court of competent jurisdiction specified in Section 10.15 with respect to such matter shall be binding and conclusive upon the parties hereto as to the validity and amount of any claim in such Notice of Claim and (i) in the case of claims by a Parent Indemnitee, the Escrow Agent shall be entitled to act in accordance with such judgment and the Escrow Agent shall distribute cash from the Indemnification Escrow Account in accordance therewith, and (ii) in the case of claims by a Stockholder Indemnitee, Parent shall act in accordance with such judgment and pay the Exchange Agent (in the case of holders of Company Capital Stock) and Parent’s or the Surviving Company’s, as applicable, payroll administrator (in the case of holders of Company Options and participants in the Transaction Bonus Pool), for further distribution to the Holders in accordance with their Pro Rata Shares and subject to prior compliance with the procedures set forth in Section 2.9 and the limitations specified in Section 9.4, the amount (if any) required thereunder.  Any such final, nonappealable judgment so rendered may be entered in any court having competent jurisdiction specified in Section 10.15.

(b)  Third Party Claims.

(i)  Notice.  With respect to any matter for which an Indemnified Party is entitled to indemnification from an Indemnifying Party under this Article IX that relates to a claim by a Person who (a) is not a party to this Agreement, (b) is not an Affiliate of a party to this Agreement and (c) is not a successor to a party to this Agreement or any of its Affiliates (a “Third Party” and such claim a “Third Party Claim”), the Indemnified Party shall promptly provide to the Indemnifying Party a Notice of Claim relating to such Third Party Claim; provided,  however, that no failure or delay in providing such Notice of Claim shall relieve the Indemnifying Party of any liability hereunder (except to the extent the Indemnifying Party has suffered actual prejudice thereby).

(ii)  Assumption  of the Defense.  Parent shall be entitled to assume and control all aspects of the defense of Third Party Claims, including the selection of legal counsel, subject to the obligations set forth in this Agreement.   Provided that the Indemnified Party and Indemnifying Parties shall have first executed a customary joint defense agreement, Parent shall thereafter (A) promptly inform the Indemnified Party of all material developments related to such Third Party Claim and copy the Stockholders’ Representative on all pleadings, filings and other correspondence relating thereto, and (B) consult with, and consider in good faith the recommendations of, the Stockholders’ Representative regarding the strategy for defense of such Third Party Claim.  With respect to such Third Party Claim: (x) the Stockholders’ Representative shall have the right at its sole cost and expense, but not the obligation, to participate in (without any right to control) the defense of such Third Party Claim through legal counsel selected by it, but the costs and expenses of such legal counsel shall be borne solely by the Stockholders’ Representative; provided that all costs and expenses borne pursuant to this Section 9.3(b) shall be borne by the Holders acting through the Stockholders’ Representative in its capacity as such; and (y)  Parent and the Stockholders’ Representative shall, during normal business hours and upon reasonable advance notice, (1) reasonably cooperate with, (2) make their respective relevant files and records reasonably available for inspection and copying by, (3) make their respective employees reasonably available to, and (4) otherwise render reasonable assistance to, the other Person in connection with the defense of such Third Party Claim.

(iii)  Refusal or Failure to Defend a Third Party Claim.  If Parent refused or failed to control the defense of a Third Party Claim or unreasonably delays in performing its obligations to assume control or defend such Thirty Party Claim at any time after an Indemnified Party submits a Notice of Claim of such Third Party Claim, the Stockholders’ Representative shall be entitled to fully assume, commence and pursue the defense of such Third Party Claim and Parent shall no longer be entitled to defend such Third Party Claim.  From and after the assumption of the control of the defense of such Third Party Claim pursuant to the immediately preceding sentence, with respect to such Third Party Claim, the Stockholders’ Representative shall have all rights and obligations of Parent, and Parent shall have all rights and obligations of the Stockholders’ Representative, set forth in this Section 9.3(b) (other than Section 9.3(b)(iv)(2) and (b)(iv)(3) and the right of Parent to request the release from the Indemnification  Escrow Account (which right shall remain with Parent) of indemnifiable Losses pursuant to the last sentence of Section 9.3(b)(iv)(1))  with respect to control of such Third Party Claim.

(iv)  Settlement.

(1)  If Parent proposes to settle or compromise such Third Party Claim, Parent shall provide notice to that effect (together with a statement describing in reasonable detail the terms and conditions of such settlement or compromise and including a copy of the settlement agreement) to the Stockholders’ Representative, which notice shall be provided a reasonable time prior to the proposed time for effecting such settlement or compromise. Prior to settling or compromising any such Third Party Claim, Parent shall obtain the written consent of the Stockholders’ Representative.  The Stockholders’ Representative shall not withhold, condition or delay such consent unreasonably. If Parent effects any such settlement or compromise of such Third

Party Claim with the written consent of the Stockholders’ Representative, the cash amount payable pursuant to such settlement or compromise plus the related indemnifiable Losses, if any, specified in such consent shall, if requested by Parent in its sole discretion, be released from the Indemnification Escrow Account.

(2)  If Parent effects any such settlement or compromise of such Third Party Claim without the written consent of the Stockholders’ Representative, then unless such consent was withheld, conditioned or delayed unreasonably by the Stockholders’ Representative, as the Stockholders’ Representative’s exclusive remedy with respect to Parent’s settlement or compromise of such Third Party Claim without the Stockholders’ Representative’s consent, if the cash payment obligations pursuant to such settlement or compromise constitute indemnifiable Losses for which Parent (or the Indemnified Parties it represents) may be entitled to indemnification, is for the Stockholders’ Representative to seek monetary damages from Parent (but not injunctive relief or other equitable relief seeking to prevent or unwind such settlement or compromise) equal to the amount by which such cash payment obligations for which the Indemnifying Parties must indemnify the Indemnified Parties exceed the amount reasonably required for Parent to effect such settlement or compromise, taking into account all relevant facts and circumstances at the time of such settlement or compromise and the reasonably foreseeable implications of delaying or failing to achieve the settlement or compromise when effected.  The Stockholders’ Representative shall not seek injunctive relief or other equitable relief seeking to prevent or unwind such settlement or compromise.  The parties to this Agreement acknowledge and agree that the limitations on the Stockholders’ Representative’s remedies pursuant to the immediately preceding sentence are acceptable and were agreed to in exchange for the willingness of the parties to this Agreement to accept the rights and procedures set forth in this Section 9.3(b), and the Stockholders’ Representative shall not seek any such equitable relief, including injunctive relief, or otherwise to attempt to prevent or unwind the settlement or compromise of a Third Party Claim.

(3)  Notwithstanding anything to the contrary in this Agreement, the consent of Parent to any settlement or compromise of a Third Party Claim may be withheld by Parent in its sole discretion; provided that Parent’s consent shall not be unreasonably withheld, conditioned or delayed in the event any such settlement is on exclusively monetary terms to be fully funded from the Indemnification Escrow Account and includes an unconditional release of Parent and its Affiliates from all liability arising out of such Third Party Claim.

(c)  Distribution of Escrow.    On or before the fifth (5th) Business Day following the first (1st) anniversary of the Closing Date, the Escrow Agent will release and deliver from the Indemnification Escrow Account, by wire transfer of immediately available funds to the Exchange Agent (in the case of holders of Company Capital Stock) and Parent’s or the Surviving Company’s, as applicable, payroll administrator (in the case of holders of Company Options and participants in the Transaction Bonus Pool), for further distribution to the Holders in accordance with their Pro Rata Shares and subject to prior compliance with the requirements, conditions and procedures set forth in Section 2.9, that portion of the Indemnification Escrow Account then remaining in the Indemnification Escrow Account, if any, in excess of any amounts in the Indemnification Escrow Account reserved in respect of pending and unresolved claims pursuant to this Agreement, including for indemnification which have been submitted pursuant to this Article IX.  The Escrow Agent shall continue to hold any amounts remaining in the Indemnification Escrow Account following such distribution in accordance with the Escrow Agreement until the claims underlying the amounts held in the Indemnification Escrow Account are resolved in accordance with the procedures set forth in this Section 9.3, and shall distribute any amounts remaining in the Indemnification Escrow Account in accordance with this paragraph upon final resolution of such claims.

9.4Limitations on Liability.

(a)  Notwithstanding any other provisions of this Agreement to the contrary, the indemnification obligations of the Holders hereunder shall be limited as follows:

(i)  the Parent Indemnitees shall not be entitled to indemnification for Losses from the Holders pursuant to Section 9.1(b) unless the aggregate amount of Losses incurred by the Parent Indemnitees with respect to the event or occurrence giving rise to such Losses exceeds $15,000, unless such Losses arise out of or result from (A) a breach or inaccuracy of a Company Fundamental Representation or (B) Company-Related Fraud, in which case the limitation in this Section 9.4(a)(i) shall not apply;

(ii)  the Parent Indemnitees shall not be entitled to indemnification for Losses from the Holders pursuant to Section 9.1(b) (unless such Losses arise out of or result from (A) a breach or inaccuracy of a Company Fundamental Representation, or (B) Company-Related Fraud, in each case as to which the limitation of this Section 9.4(a)(ii) shall not apply) unless and until the aggregate amount of such Losses meets or exceeds an amount equal to $1,300,000, in which case the Parent Indemnitees shall thereafter be entitled to all such Losses (including the first $1,300,000 of Losses and subject to, if applicable, Sections 9.4(a)(iii),  9.4(a)(iv) and 9.4(a)(v), all Losses in excess thereof);

(iii)  the Parent Indemnitees shall not be entitled to indemnification for Losses from the Holders pursuant to Section 9.1(b) to the extent such Losses exceed the amounts then held in the Indemnification Escrow Account, unless such Losses arise out of or result from (A) a breach or inaccuracy of a Company Fundamental Representation or (B) Company-Related Fraud, in which case the limitation in this Section 9.4(a)(iii) shall not apply;

(iv)  except for Losses arising out of or resulting from (A) claims under Section 9.1(a) for an intentional breach, intentional nonfulfillment or intentional failure to perform, (B) claims pursuant to Sections 9.1(e), 9.1(h) and 9.1(i), (C) a breach or inaccuracy of a Company Fundamental Representation, or (D) Company-Related Fraud, in each case as to which the limitation in this Section 9.4(a)(iv) shall not apply, the Parent Indemnitees shall look first to the Indemnification Escrow Account for the satisfaction of all indemnified Losses pursuant to Section 9.1, and only after all of the amounts originally deposited in the Indemnification Escrow Account have been distributed from the Indemnification Escrow Account or are otherwise subject to claims for indemnification pursuant to this Agreement, shall any Parent Indemnitee be permitted to recover any such indemnified Losses from the Holders directly (which in any event shall be allocated severally in accordance with each Holder’s respective Pro Rata Share);  provided,  however, that for Losses arising out of or resulting from claims pursuant to Sections 9.1(f) or 9.1(g),  (x) subject to clause (y) of this sentence, the Parent Indemnitees shall look first to the Indemnification Escrow Account for the satisfaction of only the first $200,000 of the aggregate indemnified Losses pursuant to Sections 9.1(f) and 9.1(g) (collectively, the  “Threshold Amount”) and the Parent Indemnitees shall be permitted to recover any indemnified Losses in excess of the Threshold Amount from the Holders directly (which in any event shall be allocated severally in accordance with each Holder’s respective Pro Rata Share), and (y) to the extent the Parent Indemnitees are not able to recover the Threshold Amount from the Indemnification Escrow Account because it has been exhausted or contains less than the Threshold Amount in funds that are not otherwise subject to claims for indemnification pursuant to this Agreement, the Parent Indemnitees shall be permitted to recover any such indemnified Losses from the Holders directly (which in any event shall be allocated severally in accordance with each Holder’s respective Pro Rata Share); and

(v)  notwithstanding anything in this Agreement to the contrary, the aggregate indemnification obligations of any Holder pursuant to this Agreement shall not exceed an aggregate amount equal to the total consideration actually received by such Holder under this Agreement; provided,  however, that the value of the Parent Common Stock received by the Holders under this Agreement shall be valued at the Reference Price for purposes of this Article IX.

(b)  Notwithstanding any other provisions of this Agreement to the contrary, the indemnification obligations of the Parent hereunder shall be limited as follows:

(i)  the Stockholder Indemnitees shall not be entitled to indemnification for Losses from Parent pursuant to Section 9.2(b) unless the aggregate amount of Losses incurred by the Stockholder Indemnitees with respect to the event or occurrence giving rise to such Losses exceeds $15,000, unless such Losses arise out of or result from (A) a breach or inaccuracy of a Parent Fundamental Representation, or (B) Parent-Related Fraud, in which case the limitation in this Section 9.4(b)(i) shall not apply;

(ii)  the Stockholder Indemnitees shall not be entitled to indemnification for Losses from Parent pursuant to Section 9.2(b)  (unless such Losses arise out of or result from (A) a breach or inaccuracy of a Parent Fundamental Representation, or (B) Parent-Related Fraud, in each case as to which the limitation in this Section 9.4(b)(ii) shall not apply) unless and until the aggregate amount of such Losses meets or exceeds an amount equal to $1,300,000, in which case the Stockholder Indemnitees shall thereafter be entitled to all such Losses (including the first $1,300,000 of Losses and, subject to Sections 9.4(b)(iii) and 9.4(b)(iv) below, all Losses in excess thereof);

(iii)  the Stockholder Indemnitees shall not be entitled to indemnification for Losses from Parent pursuant to Section 9.2(b) to the extent such Losses exceed $10,000,000, unless such Losses arise out of or result from (i) a breach or inaccuracy of a Parent Fundamental Representation, (ii) Parent-Related Fraud, or (iii) Section 9.2(a), in which case the limitation in this Section 9.4(b)(iii) shall not apply; and

(iv)  notwithstanding anything herein to the contrary, the aggregate indemnification obligations of Parent pursuant to this Agreement shall not exceed the portion of the aggregate consideration described in Section 2.12 that is actually paid and issued by Parent.

(c)  In no event shall any Indemnified Party be entitled to indemnification pursuant to this Article IX for, and for purposes of this Article IX the term “Losses” shall not include, any remote, speculative, punitive or exemplary damages, except to the extent such damages relate to, arise in connection with or result from (i) any claim for fraud, or (ii) any Third Party Claim.

(d)  In no event shall any Indemnified Party be entitled to recovery for the identical Losses more than once under this Agreement, including by reason of such Losses having been previously recovered pursuant to this Article IX. Without limiting the generality of the foregoing, none of the Indemnified Parties shall be entitled to indemnification for Losses under this Article IX to the extent such amounts were taken into account in the calculation of the Final Adjustment pursuant to Section 2.10.

(e)  No Holder shall have any liability for Losses pursuant to Section 9.1 to the extent (i) insurance proceeds in respect of such Losses are actually received by the Parent Indemnitees, minus (A) all applicable insurance premiums (or increases thereto resulting from the recovery of such insurance proceeds or the underlying insurance claim giving rise thereto) and (B) reasonable expenses incurred by them in recovering such proceeds from the insurance carrier, or (ii) the Parent Indemnitees actually receive indemnification or recovery of damages from a Third Party for such Losses, minus all reasonable expenses incurred by them in recovering such indemnification or recovery of damages from the Third Party; provided,  however, that, in each case, no Parent Indemnitee shall have any obligation to report any insurance claim or pursue the recovery of insurance proceeds or third party damages in respect of any Losses for which indemnification is available hereunder from the Stockholder Indemnitees; and

(f)  if a Parent Indemnitee recovers amounts with respect any claim against a Holder: (i) pursuant to a breach of such Holder’s Joinder Agreement, or (ii) with respect to any failure of a Holder to have good and valid title to its Company Capital Stock as set forth in the Merger Consideration Table (any such claim a “Single Holder Claim”), and such recovery is paid from the Indemnification Escrow Account,  then the Stockholders’ Representative may direct such Holder to promptly contribute the amount of such claim into the Indemnification Escrow Account and/or to withhold distributions equal to the amount of such claim to such Holder from the Indemnification Escrow Account.

9.5Materiality Disregarded.  All materiality qualifications contained in the representations and warranties of the parties to this Agreement set forth in this Agreement (however they may be phrased and including the term “Company Material Adverse Effect”, “Parent Material Adverse Effect”, and otherwise) shall be taken into account for purposes of this Article IX solely for purposes of determining whether a breach of, or inaccuracy in, such representation and warranty has occurred and, if such breach or inaccuracy has occurred, all such materiality qualifications shall be ignored and not given any effect for purposes of determining the amount of Losses arising out of, resulting from or relating to such breach of, or inaccuracy in, such representation and warranty, for purposes of this Article IX.

9.6Exclusive Remedy.  Except with respect to an action based upon an allegation of fraud or with respect to which equitable relief or specific performance is sought or as otherwise expressly provided in this Agreement, the provisions of this Article IX constitute the exclusive remedy of the parties hereto with respect to the matters covered under Sections 9.1 and 9.2.

9.7Tax Treatment of Indemnity Payments.  The parties hereto agree to treat any indemnity payment made pursuant to this Agreement as an adjustment to the Purchase Price for all Tax purposes, unless otherwise required by applicable Laws.

Article X
MISCELLANEOUS

10.1Survival.  The representations and warranties contained in this Agreement shall survive the Effective Time for the following periods: (a) Sections 3.5 through Section 3.11,  Section 3.13, and Sections 3.16 through Section 3.23 shall survive until the first anniversary of the Closing Date (b) Section 3.12 (Benefit Plans), Section 3.14 (Environmental Matters) and Section 3.15 (Taxes) shall survive until the sixth (6th) anniversary of the Closing Date, and (c) Section 3.1 (Organization; Standing and Power), Section 3.2 (Capital Stock), Section 3.3 (Subsidiaries), Section 3.4 (Authority) and Section 3.24 (Brokers) (the representations and warranties in this clause (c), collectively, the “Company Fundamental Representations”) and Section 4.1  (Organization; Standing and Power) and Section 4.2 (Authority) (the representations and warranties in Section 4.1 and 4.2, collectively, the “Parent Fundamental Representations”) shall survive until the fourth (4th) anniversary of the Closing Date; provided,  however,  that (i) if there is a breach or inaccuracy of a representation and warranty arising out of or resulting from Company-Related Fraud or Parent-Related Fraud, with respect to a claim based on such Company-Related Fraud or Parent-Related Fraud, as applicable, the applicable representation and warranty shall survive solely with respect to such fraud beyond the applicable survival periods specified in clauses (a), (b) and (c) of this Section 10.1 until such fraud is discovered and the claims for Losses arising out of or resulting from such fraud are resolved and the related indemnification obligations under this Agreement, if any, and other payment obligations, if any, are fulfilled, and (ii) if a Notice of Claim under this Agreement for a breach or inaccuracy of a representation or warranty in this Agreement is submitted in accordance with this Agreement prior to the expiration of the applicable survival periods in clauses (a), (b) and (c) of this Section 10.1,  solely with respect to the claims included in such Notice of Claim, the survival period for the applicable representations and warranties shall survive beyond the applicable survival periods specified in clauses (a), (b) and (c) of this Section 10.1 until such claims specified in such Notice of Claim are resolved and the related indemnification obligations under this Agreement, if any, are fulfilled.  The covenants contained in Sections 5.1,  5.2,  5.3,  5.4,  5.5,  5.6,  5.9,  5.10,  5.11 and 5.13 of this Agreement shall terminate at the Closing; provided that the right of a party to seek indemnification for breaches of or failure to perform any such covenants shall survive until the fourth (4th) anniversary of the Closing;  provided,  however,  that if a Notice of Claim under this Agreement for a breach of or failure to perform any such covenant is submitted in accordance with this Agreement on or prior to the fourth (4th) anniversary of the Closing,  solely with respect to the claims included in such Notice of Claim, the survival period for the applicable covenants shall survive beyond the fourth (4th) anniversary of the Closing until such claims specified in such Notice of Claim are resolved and the related indemnification obligations under this Agreement, if any, are fulfilled.  All other covenants contained in this Agreement and the related indemnification obligations for breaches of or failure to perform such covenants shall survive the Closing and remain in full force and effect in perpetuity after the Closing Date, other than those that terminate earlier in accordance with their express terms (the “Expiring Covenants”).  The Expiring Covenants will terminate on such termination date as is expressly provided in such terms (the “Expiration Date”); provided that the right of a party to seek indemnification for breaches of or failure to perform any Expiring Covenants shall survive until the later of (x) the Expiration Date and (y) the fourth (4th) anniversary of the Closing; provided,  however,  that if a Notice of Claim under this Agreement for a breach of or failure to perform any Expiring Covenant is submitted in accordance with this Agreement on or prior to such later date,  solely with respect to the claims included in such Notice of Claim, the survival period for the applicable Expiring Covenants shall survive beyond such later date until such claims specified in such Notice of Claim are resolved and the related indemnification obligations under this Agreement, if any, are fulfilled.

10.2Amendment.  Prior to the Effective Time, subject to Applicable Laws (including the DGCL) and Section 10.4, this Agreement may be amended or modified only by a written agreement executed and delivered by duly authorized officers of Parent, Merger Sub, the Company and the Stockholders’ Representative. After the Effective Time, subject to Applicable Laws (including the DGCL), this Agreement may be amended or modified only by written agreement executed and delivered by duly authorized officers of Parent and the Stockholders’ Representative. This Agreement may not be modified or amended except as provided in the immediately preceding two sentences.

10.3Notices.  Any notice, request, instruction or other document or other communication to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given (i) when received if given in person or by courier or a courier service (providing proof of delivery), (ii) on the date of transmission if sent by confirmed facsimile, (iii) on the next Business Day if sent by an overnight delivery service (providing proof of delivery), or (iv) five (5) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid; provided that with respect to notices delivered to the Stockholders’ Representative, such notices must be delivered solely via confirmed facsimile:

(a)If to the Company, addressed as follows:

On-X Life Technologies Holdings, Inc.

1300 E Anderson Lane Building B

Austin, Texas 78752

Attention: Clyde Baker, President and Chief Executive Officer

Facsimile No.: (512)  339-3636

with copies (which shall not constitute notice) to:

Andrews Kurth LLP

111 Congress Avenue, Suite 1700

Austin, Texas 78701

Attention:  J. Matthew Lyons, Esq.

Facsimile No.: (512) 320‑9292

(b)If to the Stockholders’ Representative, addressed as follows:

Fortis Advisors LLC

Notice Department

Facsimile No.: (858) 408-1843

with copies (which shall not constitute notice) to:

Andrews Kurth LLP

111 Congress Avenue, Suite 1700

Austin, Texas 78701

Attention:  J. Matthew Lyons

Facsimile No.: (512) 320‑9292

(c)If to Parent or Merger Sub, or after the Closing, the Surviving Company, addressed as follows:

CryoLife, Inc.

1655 Roberts Blvd., NW

Kennesaw, GA 30144

Attention:Jean F. Holloway

Facsimile No.: (770) 426-0031

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

900 South Capital of Texas Highway

Las Cimas IV, Fifth Floor

Austin, Texas 78746

Attention: Paul R. Tobias

Facsimile No.: (512) 338-5499

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

10.4Waivers.  At any time prior to the Closing, the Company may (a) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub contained herein, (b) waive any inaccuracies in the representations and warranties of Parent or Merger Sub contained herein or in any document, certificate or writing delivered by Parent or Merger Sub pursuant hereto or (c) waive compliance by Parent or Merger Sub with any of the agreements or conditions contained herein. At any time prior to the Closing, Parent may (i) extend the time for the performance of any of the obligations or other acts of the Company or the Holders contained herein, (ii) waive any inaccuracies in the representations and warranties of the Company contained herein or in any document, certificate or writing delivered by the Company or Holders pursuant hereto or (iii) waive compliance by the Company and the Holders with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.  The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same.  No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

10.5Counterparts.  This Agreement may be executed in counterparts, and such counterparts may be delivered in electronic format (including by fax and email).  Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby, and each such counterpart and copies produced therefrom shall have the same effect as an original.  To the extent applicable, the foregoing constitutes the election of the parties hereto to invoke any Laws authorizing electronic signatures.

10.6Interpretation.  The headings preceding the text of Articles and Sections included in this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement; provided,  however, that the headings and section references in the Company Disclosure Letter and Parent Disclosure Letter shall be deemed a part of this Agreement and be given effect in interpreting this Agreement.  As such, the representations and warranties are solely for the benefit of the parties to this Agreement. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement.  The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively.  References to Articles, Sections or Exhibits without attribution to another document shall refer to those portions of this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term in this Agreement the singular.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic format) in a visible form.  If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.  The words “hereby”, “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  Any capitalized term used in any Exhibit, the Company Disclosure Letter or the Parent

Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement.  All references to dollars or to “$” shall be references to United States dollars. The word “will” shall be construed to have the same meaning as the word “shall.” The phrase “to the extent” shall mean the extent or degree to which a subject or thing extends, and shall not simply be construed to mean the word “if.” For purposes of this Agreement, references to the term “delivered by the Company,” “delivered to Parent,” “furnished to Parent,” “made available to Parent” or similar expressions will mean that the Company has posted true, complete and accurate copies of such materials to the electronic data room maintained by the Company at http://www.merrillcorp.com and has given Parent and its representatives access to the materials so posted not less than 72 hours prior to the execution and delivery of this Agreement;  provided,  however, that the disclosure of officers, employees and consultants of the Company and the Subsidiaries contemplated by Section 3.13(d) hereof may be updated via email to Parent or its designated representative less than 72 hours, but in no event less than 24 hours prior to the execution of this Agreement.

10.7APPLICABLE LAWS.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW OF ANY JURISDICTION. NOTWITHSTANDING THE FOREGOING, EACH OF THE PARTIES TO THIS AGREEMENT AGREES THAT THE DEBT COMMITMENTS AND THE FINANCING AGREEMENTS, AND ALL DISPUTES, CONTROVERSIES, CLAIMS OR ACTIONS OF ANY KIND OR DESCRIPTION (WHETHER AT LAW, IN CONTRACT OR IN TORT) THAT MAY BE BASED UPON, ARISE OUT THEREOF OR RELATE THERETO, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE THEREOF, SHALL, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED THEREIN, BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF NEW YORK WITHOUT REGARD OR GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF SUCH STATE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN SUCH STATE.

10.8Binding Agreement.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.9Assignment.  This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective heirs, successors and permitted assigns; provided that Merger Sub may assign (in whole but not in part) its rights and obligations under this Agreement to another wholly owned Subsidiary of Parent; provided,  further, that any assignment pursuant to the preceding proviso shall not relieve Parent and Merger Sub of any obligation under this Agreement; and provided further, that Parent may collaterally assign its rights (but not its obligations) under this Agreement to any lender (including any Financing Source) providing financing to Parent or Merger Sub or otherwise in connection with the transactions contemplated hereby. Any purported assignment in contravention of this Section 10.9 shall be null and void.

10.10Third Party Beneficiaries.  This Agreement is solely for the benefit of the parties hereto (and their successors, permitted assignees, and heirs, executors and administrators) and, except for Section 5.8,  Article IX,  Section 10.11 and the immediately following proviso, no provision of this Agreement shall be deemed to confer upon any Person that is not a party to this Agreement, either express or implied, any remedy, claim, liability, reimbursement, cause of action or other right; provided,  however, that each member of the Financing Group is an intended third-party beneficiary of (i) any liability cap or other limitation on remedies or damages in this Agreement that are for the benefit of Parent, Merger Sub or the Surviving Company, and (ii) the provisions of Section 8.3 (Effect of Termination), Section 8.4 (Specific Performance), Section 10.7 (Applicable Laws), this Section 10.10 (Third Party Beneficiaries), Section 10.11 (Certain Limitations on Remedies), Section 10.14 (Entire Understanding), Section 10.15 (Jurisdiction of Disputes) and Section 10.16 (Waiver of Jury Trial), and each such Section will be enforceable by each member of the Financing Group, and none of such Sections may be amended, modified or supplemented without the express written consent of a majority in interest of the Financing Sources.

10.11No Recourse; Certain Limitations on Remedies.

(a)  Notwithstanding anything to the contrary herein, no Financing Source shall have any liability to the Company or the Holders for any obligation or liability, or for any claim for any loss suffered as a result of Parent’s or Merger Sub’s breach of this Agreement or the Debt Commitment Letter, or any document related thereto (including any willful breach thereof) or the failure of the transactions contemplated hereby or thereby to be consummated, or in respect of any oral or written representation made or alleged to have been made, in connection herewith or therewith, whether at equity, at law, in contract, in tort or otherwise. In no event shall any member of the Financing Group have liability to the Company or any Holder under this Agreement for any consequential, special, incidental, indirect or punitive damages or for any damages of a tortious nature.

(b)  Notwithstanding anything to the contrary contained in this Agreement, the Company and each of the Holders acknowledges and agrees that (i) neither the Company nor any of its Subsidiaries derive any contractual rights, whether as third party beneficiary or otherwise, under the Debt Commitment Letter and will not be entitled to enforce the Debt Commitment Letter against any agent, arranger, bookrunner, lender, letter of credit issuer or other financing party that is a party to the Debt Commitment Letter (including the Financing Sources), any of their respective Affiliates or any of their respective officers, directors, employees, agents and representatives and their successors and assigns (collectively, the “Financing Group”), (ii) the Company and each Subsidiary thereof and each Holder waives and agrees not to pursue any claim (including any claim under contracts, any claim in tort and any claim for specific performance) it may have against any member of the Financing Group with respect to the failure of the Financing to close, (iii) no member of the Financing Group shall have any liability to the Company, any Subsidiary thereof or any of their respective Affiliates or any of the Holders hereunder, and (iv) the members of the Financing Group will have no obligation to provide any Financing except in accordance with the terms and conditions of the Debt Commitment Letter.

10.12Stockholders’ Representative.

(a)  Upon receipt of the Company Stockholder Approval, Fortis Advisors LLC shall be the “Stockholders’ Representative” hereunder and shall have the power and authority specified in this Agreement to act on behalf of the Holders, and Fortis Advisors LLC hereby accepts such appointment.  In the event that Parent receives from Fortis Advisors LLC notice of Fortis Advisors LLC’s resignation or inability to act as Stockholders’ Representative, Holders that received least sixty-five percent (65%) of the Merger consideration paid shall select a successor Stockholders’ Representative no later than ten (10) Business Days after notice of such resignation or inability to serve.  The Stockholders’ Representative’s resignation shall be effective upon the earlier of (A) thirty (30) calendar days following delivery of Parent’s receipt of written notice of such resignation or (B) the appointment of a successor by Holders holding a majority-in-interest of the Escrowed Amounts.

(b)  Each Holder, either by adopting this Agreement or by executing a Joinder Agreement or Option Cancellation Agreement, shall be deemed to constitute and appoint the Stockholders’ Representative as its, his or her true and lawful attorney in fact and exclusive agent under this Agreement and the Escrow Agreement, with full power in its, his or her name and on its, his or her behalf:

(i)  to act on behalf of the Holders according to the terms of this Agreement and the Escrow Agreement, including the power to amend this Agreement and the Escrow Agreement; to give and receive notices on behalf of such Holder; and to act on behalf of such Holder in connection with any matter as to which the Holders, are an “Indemnified Party” or “Indemnifying Party” under Article IX; all in the absolute discretion of the Stockholders’ Representative, including without limitation to make payments or withhold from distribution from the Indemnification Escrow Account and the Adjustment Reserve for payment to the Escrow Agent as set forth in the Escrow Agreement, which such amounts shall be retained an disbursed in accordance with the provisions of the Escrow Agreement;

(ii)  to act on behalf of the Holders in connection with the review and finalization of the Final Adjustment pursuant to Section 2.10, including in connection with authorizing any payments on behalf of the Holders in connection therewith;

(iii)  to investigate, negotiate, prosecute and defend, to resolve and settle by arbitration, judicial action or otherwise, any claim of or against the Holders or the Stockholders’ Representative under this Agreement or otherwise, and to authorize indemnification or other payments from the Indemnification Escrow Account, the Adjustment Reserve or otherwise, in accordance with this Agreement and to authorize the payment or satisfaction of any obligation of or on account of the Holders under this Agreement;

(iv)  to engage attorneys, accountants and other advisors, at the Holders’ expense (such expenses to be paid pursuant to Section 10.12(j)); and

(v)  in general, to do all things and to perform all acts, including executing and delivering all agreements, guarantees, orders, endorsements, notices, requests, stock powers, certificates, receipts, instructions, letters and other instruments contemplated by or deemed advisable in connection with this Agreement and the Escrow Agreement.

Notwithstanding the foregoing, the Stockholders’ Representative shall have no obligation to act on behalf of the Holders, except as expressly provided herein and in the Escrow Agreement, and for purposes of clarity, there are no obligations of the Stockholders’ Representative in any other ancillary agreement, schedule, exhibit or the Company Disclosure Letter.

(c)  These powers of attorney, and all authority thereby conferred, immunities and rights to indemnification granted to the Representative Group (as defined below) hereunder (i) are coupled with an interest and are being granted in consideration of the mutual covenants and agreements made herein and shall be irrevocable and shall not be terminated by any act of any Holder or by operation of Law, whether by the merger, dissolution, death, bankruptcy or incapacity of any Holder, as applicable, or by the occurrence of any other event, and (ii) shall survive the delivery of an assignment by any Holder of the whole or any fraction of his, her or its interest in the Escrow Amount and the Adjustment Reserve.  All action taken by the Stockholders’ Representative hereunder shall be final and binding upon all Holders and such Holders’ successors as if expressly ratified and confirmed in writing by each Holder, and all defenses which may be available to the Holders to contest, negate or disaffirm the action of the Stockholders’ Representative taken in good faith under this Agreement or the Escrow Agreement are waived.  Parent, Merger Sub, the Surviving Company, the Escrow Agent and the Exchange Agent may rely upon any such action as being the decision, act, consent or instruction of each and every such Holder. Parent, Merger Sub, the Surviving Company, the Escrow Agent and the Exchange Agent shall be relieved from any Losses to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholders’ Representative.

(d)  EACH HOLDER ACKNOWLEDGES AND AGREES THAT, BY APPOINTING THE STOCKHOLDERS’ REPRESENTATIVE AND GRANTING SUCH AGENT THE APPLICABLE AUTHORITY CONTEMPLATED BY THIS SECTION 10.12, EACH SUCH HOLDER IS WAIVING THE RIGHT TO INDEPENDENTLY MAKE DECISIONS ABOUT THE AMOUNT OF CONSIDERATION SUCH HOLDER WILL RECEIVE UNDER CERTAIN CIRCUMSTANCES.

(e)  Except as set forth in the engagement agreement with the Stockholders’ Representative or as otherwise agreed upon by the Holders, the Stockholders’ Representative shall not be entitled to any fee, commission or other compensation for the performance of its service hereunder.

(f)  In dealing with this Agreement and any instruments, agreements or documents relating thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Stockholders’ Representative hereunder or thereunder:

(i)  the Stockholders’ Representative shall not assume any, and shall incur no, responsibility whatsoever to any Holder by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with this Agreement or any instruments, agreements or documents relating thereto, unless by the Stockholders’ Representative’s gross negligence or willful misconduct, and

(ii)  the Stockholders’ Representative shall be entitled to conclusively rely on: (A) the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Stockholders’ Representative pursuant to such advice shall in no event subject the Stockholders’ Representative to liability to any Holder unless by the Stockholders’ Representative’s gross negligence or willful misconduct, (B) any statements furnished to the Stockholders’ Representative by the Holders or Parent and (C) the Merger Consideration Table, and (D) any signature believed by it to be genuine. The Stockholders’ Representative shall be entitled to reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Holder or other party. Except as set forth in the previous sentence, notwithstanding anything to the contrary contained herein, the Stockholders’ Representative, in its role as Stockholders’ Representative, shall have no liability whatsoever to the Company, Parent or any other Person.

(g)  All of the immunities and powers granted to the Representative Group under this Agreement shall survive the Closing and the termination of this Agreement and the Escrow Agreement.

(h)  Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders’ Representative that is within the scope of the Stockholders’ Representative’s authority under this Section 10.12 shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Holders and shall be final, binding and conclusive upon each such Holder; and each Indemnified Party and Indemnifying Party shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each such Holder.

(i)  Certain Holders have entered into an engagement agreement with the Stockholders’ Representative to provide direction to the Stockholders’ Representative in connection with the performance of its services under this Agreement and the Escrow Agreement (such Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”).  Neither the Stockholders’ Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Representative Group”), shall be liable to any Holders arising out of or in connection with the acceptance or administration of the Stockholders’ Representative’s duties hereunder, under the Escrow Agreement or under any Stockholders’ Representative engagement agreement, in each case, without gross negligence or willful misconduct.  The Holders appointing the Stockholders’ Representative do hereby severally (in accordance with their Pro Rata Share) agree to indemnify, defend and hold the Representative Group harmless from and against any and all Liability, claim, loss, cost, damage, judgment, fine, amount paid in settlement, fee or expense (including fees, disbursements and costs of attorneys and other skilled professionals and in connection with seeking recovery from insurers) (collectively, the “Representative Expenses”) reasonably incurred or suffered as a result of the performance of such Stockholders’ Representative’s duties under this Agreement or the Escrow Agreement except for any such Liability arising out of the gross negligence or willful misconduct of the Stockholders’ Representative.  Such Representative Expenses may be recovered first, from the Expense Fund, second, from any consideration being distributed to the Holders from the Indemnification Escrow Account and the Adjustment Reserve, and third, directly from the Holders.  The Holders acknowledge that the Stockholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or administration of its duties. Furthermore, the Stockholders’ Representative shall not be required to take any action unless the Stockholders’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Stockholders’ Representative against the costs, expenses and liabilities which may be incurred by the Stockholders’ Representative in performing such actions.  The immunities and rights to indemnification shall survive the resignation or removal of the Stockholders’ Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement.

(j)  Upon the Closing, Parent shall wire to the Stockholders’ Representative $100,000.00 (the “Administrative Expense Amount”).  The Administrative Expense Amount shall be held by the Stockholders’ Representative as agent and for the benefit of the Holders in a segregated non-interest-bearing client account and shall be used (i) for the purposes of paying directly, or reimbursing the Stockholders’ Representative for, any Representative Expenses incurred pursuant to this Agreement or any Stockholders’ Representative letter agreement, or (ii) as otherwise determined by the Advisory Group (the “Expense Fund”).  The Stockholders’ Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct.  The Stockholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no tax reporting or income distribution obligations hereunder.  The Stockholders’ Representative is authorized to replenish the Expense Fund from any consideration being distributed to the Holders or to reserve such additional amounts as the Stockholders’ Representative deems necessary in its discretion.  As soon as reasonably determined by the Stockholders’ Representative that the Expense Fund is no longer required to be withheld, the Stockholders’ Representative shall distribute the remaining Expense Fund (if any) to the Exchange Agent (in the case of holders of Company Capital Stock) and Parent’s or the Surviving Company’s, as applicable, payroll administrator (in the case of holders of Company Options and participants in the Transaction Bonus Pool), for further distribution to the Holders in accordance with their Pro Rata Shares and subject to prior compliance with the procedures set forth in Section 2.9.

10.13Further Assurances.  Upon the reasonable request of Parent or the Surviving Company, each party will, on and after the Closing Date, execute and deliver to the other parties such other documents, assignments and other instruments as may be reasonably required to effectuate the Merger and to effect and evidence the provisions of this Agreement and the transactions contemplated hereby.

10.14Entire Understanding.  The Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter identified in this Agreement are incorporated in this Agreement by reference and made a part this Agreement.  This Agreement and the Confidentiality Agreements set forth the entire agreement and understanding of the parties hereto and thereto with respect to the subject matter hereof and thereof and supersede any and all prior agreements, arrangements and understandings among the parties hereto and thereto with respect to the subject matter hereof and thereof.

10.15JURISDICTION OF DISPUTES.

(a)  IN THE EVENT ANY PARTY TO THIS AGREEMENT COMMENCES ANY LITIGATION, PROCEEDING OR OTHER LEGAL ACTION IN CONNECTION WITH OR RELATING TO NEGOTIATION, EXPLORATION, DUE DILIGENCE WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN, THE PARTIES TO THIS AGREEMENT HEREBY (A) AGREE THAT ANY SUCH LITIGATION, PROCEEDING OR OTHER LEGAL ACTION SHALL BE INSTITUTED EXCLUSIVELY IN A COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE, WHETHER A STATE OR FEDERAL COURT; (B) AGREE THAT IN THE EVENT OF ANY SUCH LITIGATION, PROCEEDING OR ACTION, SUCH PARTIES WILL CONSENT AND SUBMIT TO PERSONAL JURISDICTION IN ANY SUCH COURT DESCRIBED IN CLAUSE (A) OF THIS SECTION 10.15 AND TO SERVICE OF PROCESS UPON THEM IN ACCORDANCE WITH THE RULES AND STATUTES GOVERNING SERVICE OF PROCESS; (C) AGREE TO WAIVE TO THE FULL EXTENT PERMITTED BY LAW ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH LITIGATION, PROCEEDING OR ACTION IN ANY SUCH COURT OR THAT ANY SUCH LITIGATION, PROCEEDING OR ACTION WAS BROUGHT IN AN INCONVENIENT FORUM; (D) AGREE AS AN ALTERNATIVE METHOD OF SERVICE TO SERVICE OF PROCESS IN ANY LEGAL PROCEEDING BY MAILING OF COPIES THEREOF TO SUCH PARTY AT ITS ADDRESS SET FORTH IN SECTION 10.3 FOR COMMUNICATIONS TO SUCH PARTY; (E) AGREE THAT ANY SERVICE MADE AS PROVIDED HEREIN SHALL BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (F) AGREE THAT NOTHING HEREIN SHALL AFFECT THE RIGHTS OF ANY PARTY TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

(b)  NOTWITHSTANDING THE FOREGOING, EACH PARTY AGREES THAT SUCH PARTY SHALL NOT BRING OR SUPPORT ANY DISPUTE, CONTROVERSY, CLAIM OR ACTION OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR IN EQUITY, AGAINST ANY MEMBER OF THE FINANCING GROUP IN ANY WAY RELATING TO THIS AGREEMENT, THE DEBT COMMITMENTS OR THE FINANCING AGREEMENTS OR ANY

OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE FINANCING), INCLUDING ANY DISPUTE, CONTROVERSY, CLAIM OR ACTION ARISING OUT OF OR RELATING TO THE FINANCING OR THE PERFORMANCE THEREOF, IN ANY FORUM OTHER THAN THE SUPREME COURT OF THE STATE OF NEW YORK, COUNTY OF NEW YORK, OR IF UNDER APPLICABLE LAWS EXCLUSIVE JURISDICTION IS VESTED IN THE FEDERAL COURTS, THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (AND THE APPELLATE COURTS THEREOF).  EACH OF THE PARTIES TO THIS AGREEMENT (I) IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF EACH SUCH COURT IN ANY SUCH DISPUTE, CONTROVERSY, CLAIM OR ACTION, (II) WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE TO VENUE OR TO AN INCONVENIENT FORUM, (III) AGREES THAT ALL SUCH DISPUTES, CONTROVERSIES, CLAIMS AND ACTIONS SHALL BE HEARD AND DETERMINED ONLY IN SUCH COURTS AND (IV) WAIVES ANY RIGHT TO TRIAL BY JURY IN RESPECT OF ANY SUCH DISPUTE, CONTROVERSY, CLAIM OR ACTION.

10.16WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES OF FACT AND LAW, AND THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY OTHERWISE HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE NEGOTIATION, EXPLORATION, DUE DILIGENCE WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER KNOWINGLY AND VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.16.

10.17Disclosure Letters.  Disclosure in any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall apply only to the indicated Section of this Agreement, except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to or relevant to another Section of this Agreement.  The inclusion of information in the Company Disclosure Letter or the Parent Disclosure Letter shall not be construed as an admission that such information is material to any of the Company or its Subsidiaries or to any of Parent or its Subsidiaries, as applicable. In addition, matters reflected in the Company Disclosure Letter or the Parent Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Letter or the Parent Disclosure Letter. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature.  Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Letter or the Parent Disclosure Letter is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and shall not be construed as an admission of liability or responsibility under any Law or in any dispute or controversy.

10.18Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction specified in Section 10.15 declares that any term or provision hereof is invalid or unenforceable, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible to the fullest extent permitted by applicable Laws in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

10.19Construction.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, the language shall be construed as mutually chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.  Any reference to any federal, state, local or foreign statute or Laws shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

10.20Attorney‑Client Privilege.

(a)  Andrews Kurth LLP (“Company Party Counsel”) has acted as counsel, and until the Effective time will act as counsel, for the Company and its Subsidiaries and the Stockholders’ Representative (together, the “Company Parties”) in connection with this Agreement and the transactions contemplated hereby (the “Acquisition Engagement”), and, in that connection, not as counsel for any other Person, including, without limitation, Parent or any of its Affiliates.  Each of the Company, the Stockholders’ Representative, Parent and Merger Sub acknowledges and agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees, and Affiliates to all of the matters set forth in this section.

(b)  Only the Company Parties shall be considered clients of Company Party Counsel in the Acquisition Engagement.  To the extent that communications since October 1, 2013 (the “Engagement Date”), between a Company Party, on the one hand, and Company Party Counsel, on the other hand, relate to the Acquisition Engagement, such communication shall be deemed to be attorney‑client confidences that belong solely to the Stockholders’ Representative, for and on behalf of the Holders, and not the Company or any of its Subsidiaries.  Neither Parent nor any of its Affiliates, including the Surviving Company, shall have access to (and each hereby waives any right of access it may otherwise have with respect to) any such communications or the files or work product of Company Party Counsel since the Engagement Date, to the extent that they relate to the

Acquisition Engagement, whether or not the Closing occurs.  Without limiting the generality of the foregoing, Parent and its Affiliates, including the Surviving Company, acknowledge and agree, upon and after the Closing, unless the attorney-client privilege with respect to the Acquisition Engagement is otherwise relinquished: (i) the Stockholders’ Representative, for and on behalf of the Holders, and Company Party Counsel shall be the sole holders of the attorney‑client privilege with respect to the Acquisition Engagement, and neither Parent nor any of its Affiliates, including the Surviving Company, shall be a holder thereof; (ii) to the extent that files or work product of Company Party Counsel in respect of the Acquisition Engagement constitute property of the client, only the Stockholders’ Representative for and on behalf of the Holders, shall hold such property rights and have the right to waive or modify such property rights; and (iii) except as set forth in Section 9.3, neither Parent or any of its Affiliates has the authority to compel Company Party Counsel to reveal or disclose any such attorney‑client communications, files or work product to Parent or any of its Affiliates, including the Surviving Company, by reason of any attorney-client relationship between Company Party Counsel and the Company, any of its Subsidiaries;  provided,  however, that, (x) to the extent any communication is both related and unrelated to the Acquisition Engagement, Company Party Counsel shall provide (and the Stockholders’ Representative, for and on behalf of the Holders, shall instruct Company Party Counsel to provide) appropriately redacted versions of such communications, files or work product to Parent, and (y) none of the Company, any of its Subsidiaries, the Holders, the Stockholders’ Representative (for and on behalf of the Holders), or Company Party Counsel shall waive or modify the attorney-client privilege or, in the case of Company Party Counsel files or work product, other confidentiality or property rights, with respect to the Acquisition Engagement without the prior written consent of Parent or the Surviving Company.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

ON-X LIFE TECHNOLOGIES HOLDINGS, INC.

By: /s/ Clyde Baker

Name: Clyde Baker

Title: Chief Executive Officer and

President

CRYOLIFE, INC.

By: /s/ D. Ashley Lee

Name: D. Ashley LeeTitle: Executive Vice President, Chief

Operating Officer and Chief

Financial Officer

CAST ACQUISITION CORPORATION

By: /s/ D. Ashley Lee

Name: D. Ashley LeeTitle: President and Chief Financial

Officer

Stockholders’ Representative

FORTIS ADVISORS LLC

By: /s/ Rick Fink

Name: Rick FinkTitle:  CEO & Managing Director